06044962

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July, 2006
Commission File Number: 1-6784
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(1): √

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101
(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-

This Form 6-K consists of:

The registrant's consolidated annual report to shareholders for the fiscal year ended March 31, 2006 (English version).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By: ______________________________
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: August 11, 2006

Matsushita Electric Industrial Co., Ltd.

Annual Report 2006

For the year ended March 31, 2006



Panasonic
ideas for life

Since its founding in 1918, Matsushita has expanded its business worldwide under the basic management philosophy of contributing to society as a public entity. Today, the Company manufactures and sells a wide range of products, from audiovisual (AV) and information and communications equipment, to home appliances and components and devices throughout the world under the Panasonic brand and global brand slogan "Panasonic ideas for life."

In June 2006, Senior Managing Director Fumio Ohtsubo was appointed President to succeed Kunio Nakamura, who has assumed the position of Chairman of the Board.

Under its new management, Matsushita will continue to pursue innovation to achieve global excellence in 2010 and contribute to a ubiquitous networking society and coexistence with the global environment.

Contents

...es shown on the screens of products in this Annual Report are simulated.

... taken at the Eco & UD (universal design) House, a life-size model house that embodies the Company's commitment to ecology and the principles of universal design.

Disclaimer Regarding Forward-Looking Statements

This Annual Report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Annual Report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Annual Report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita's latest Annual Report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Financial Highlights

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2006 and 2005

	Millions of yen, except per share information		Percentage of previous year	Millions of U.S. dollars, except per share information
	2006	2005	2006/2005	2006
Net sales	¥8,894,329	¥8,713,636	102.1%	$76,020
Income before income taxes	¥ 371,312	¥ 246,913	150.4%	$ 3,174
Net income	¥ 154,410	¥ 58,481	264.0%	$ 1,320
Net income per share:				
Basic	¥ 69.48	¥ 25.49	272.6%	$ 0.59
Diluted	69.48	25.49	272.6	0.59
Cash dividends per share	17.50	15.25	114.8	0.15
Total assets (at year-end)	¥7,964,640	¥8,056,881	98.9%	$68,074
Stockholders' equity (at year-end)	3,787,621	3,544,252	106.9	32,373
Capital investment	¥ 345,819	¥ 374,253	92.4%	$ 2,956
R&D expenditures	564,781	615,524	91.8	4,827
Total employees (at year-end)	334,402	334,752	99.9%	334,402

Net Sales
Billions of yen


10,000
8,000
6,000
4,000
2,000
0
2002 2003 2004 2005 2006

Income (Loss) before Income Taxes
Billions of yen


400
300
200
100
0
-600
-538
2002 2003 2004 2005 2006

Net Income (Loss)
Billions of yen


150
100
50
0
-50
-500
-428
2002 2003 2004 2005 2006

Notes: 1. See Note 1 (n) to the consolidated financial statements in respect to the calculation of net income per share amounts.
2. Cash dividends per share reflect those paid during each fiscal year.
3. U.S. dollar amounts are translated from yen at the rate of ¥117=U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2006.

Matsushita is deeply concerned about the inconvenience caused to a great many people by defects in certain FF (Forced Flue)-type kerosene fan heaters which were manufactured and sold in Japan between 1985 and 1992. In addition to company-wide recall efforts, product inspections and repairs of affected models, Matsushita, through the Corporate FF Customer Support & Management Division, is adopting a variety of emergency countermeasures in cooperation with all relevant parties to ensure this unfortunate incident is not repeated. Going forward, Matsushita will coordinate a comprehensive review of product safety standards and continue to make every effort to maintain the confidence of stakeholders.

As the midpoint of the three-year management plan Leap Ahead 21, the fiscal year ended March 31, 2006 (fiscal 2006) was a pivotal year in establishing a foundation to achieve the Company's goals. Matsushita aggressively launched and promoted a wide range of competitive products, including plasma TVs, and selectively invested in growth fields with the aim of enhancing strategic businesses. Matsushita also reinforced its management structure by reducing materials costs and implementing comprehensive cost reduction activities on a company-wide basis. Through these activities, the Company achieved an increase in sales and earnings in fiscal 2006, despite a severe business environment.

The current business environment remains uncertain, with volatile conditions expected to continue in the consumer electronics industry in fiscal 2007. Guided by its new management, Matsushita will bolster proprietary technologies as the basis for developing competitive products, focus management resources into strategic businesses, consistently strengthen management structures and further promote global business

*1 For information about operating profit, see Note 4 on page 44.
*2 CCM is an indicator created by Matsushita to evaluate return on capital. A positive CCM indicates that the return on invested capital meets the minimum return expected by capital markets.



Kunio Nakamura *Chairman*



Fumio Ohtsubo *President*

expansion to achieve the targets of the Leap Ahead 21 plan. Such targets include an operating profit[*1] to sales ratio of 5% or more and a positive Capital Cost Management (CCM[*2]) index, on a consolidated basis. Furthermore, to achieve global excellence in 2010, Matsushita will continue efforts to realize its corporate twin vision of realizing a ubiquitous networking society and coexistence with the global environment. Moreover, we place a high priority on accountability for the benefit of our shareholders, investors, customers and all other stakeholders, and will continue efforts to further increase corporate value.

Thank you for your continued support.

June 2006

Kunio Nakamura
Chairman

Fumio Ohtsubo
President



Fiscal 2006 Review: Leap Ahead 21 Second-year Results

In fiscal 2006, the electronics industry continued to face a severe business environment, due mainly to rising raw materials costs, in addition to price declines for digital audiovisual (AV) equipment and other products, caused by intensified global competition.

Despite such challenges, consolidated net sales totaled ¥8,894.3 billion (U.S. $76.02 billion), up 2% from fiscal 2005. This was in large part a result of increased sales of plasma TVs, digital cameras and other digital AV equipment in Japan and overseas.

Consolidated operating profit increased 34% to ¥414.3 billion ($3.54 billion). This improvement was due mainly to increased sales, materials cost reduction efforts and the positive effects of business and organizational restructuring. The operating profit to sales ratio was 4.7%, also an improvement from the previous fiscal year. Income before income taxes grew 50%, to ¥371.3 billion ($3.17 billion), while net income surged 164% to ¥154.4 billion ($1.32 billion).

Although business results have not yet returned to a satisfactory level in terms of profitability, we believe the Company has made steady progress toward achieving its target of an operating profit to sales ratio of 5% or more and a positive CCM index by the end of fiscal 2007.

Fiscal 2006 Results

Fiscal 2006 was crucial to achieving the goals of the Leap Ahead 21 plan and securing sustainable growth. Accelerating growth strategies while reinforcing management structures in each business domain company, Matsushita made progress in four major areas.

First, we successfully launched a wide range of competitive new products. These included a new series of V-products to capture leading shares in high-volume markets and make a significant contribution to overall business results. As consumer demand trends rapidly shifted from analog to digital, plasma TVs, for which global demand is rapidly expanding, and digital cameras recorded significant sales gains compared to the previous year. In home appliances, the introduction of innovative products, such as industry-first air conditioners that require no cleaning or filter change for 10 years, enjoyed steady sales gains in Japan, making a significant contribution to overall business results.

Second, we were successful in augmenting core businesses. Focusing on digital AV products, we implemented simultaneous global product introductions and unified marketing to maximize sales and profitability, while expanding market shares in strategic product areas such as flat-panel TVs and digital cameras. In addition, Matsushita strategically focused investments into cutting-edge system LSIs and other semiconductors that serve as key components in digital AV products, and plasma display panels (PDPs), for which global demand is expected to increase significantly. In September 2005, operations commenced at a third PDP plant in Amagasaki, Japan. A month later, Matsushita began mass production of system LSIs from 300mm wafers at its plant in Uozu, Japan.

Another achievement was increased sales through collaboration with Matsushita Electric Works, Ltd. (MEW). Matsushita leveraged the strengths of both companies to achieve sales increases in Collaboration V-products including bathroom systems, modular kitchens and air purifiers. At the same time, domestic sales of air conditioners and related products rose substantially through the effective use of MEW sales channels for electrical supplies and building materials.

Finally, we implemented various measures to reinforce management structures. Such measures included selection and concentration of management resources, restructuring at various locations and other reforms within each business domain company. Furthermore, Matsushita carried out sweeping cost reduction initiatives to lower fixed costs and contribute to increased profitability, despite a severe business environment characterized by rapid price declines.

Fiscal 2007

In fiscal 2007, challenging conditions are expected to prevail in global economies due to a variety of factors including rising crude oil and other raw materials prices and risks associated with currency exchange rates caused by growing concerns over trade and budget deficits in the United States. Given these conditions, substantial growth is unlikely for the consumer electronics industry as a whole. Furthermore, competition in high-growth markets is expected to intensify as consumer preferences rapidly shift from analog to digital AV products. In this, the final year of the Leap Ahead 21 plan, Matsushita will achieve its goals through workplace-oriented initiatives that accelerate growth strategies and further reinforce management structures. The Company will also augment product quality assurance efforts throughout the Group to maintain the trust of our customers. Specific initiatives for fiscal 2007 are outlined below:

Growth Strategies

(1) Increased Market Share through V-products

V-products, created through innovative technologies, will continue to be the centerpiece of Matsushita's growth strategy. In fiscal 2007, Matsushita will launch V-products in 82 product categories, with a combined sales target of ¥1.8 trillion. Furthermore, we will expand marketing and advertising to highlight the innovative and unique features of V-products and achieve leading market shares. Meanwhile, simultaneous global product introductions will be expanded to cover a wider range of products in more geographic regions. Specific targets for V-products in fiscal 2007 include plasma TV sales of four million units, or a 40% share of the global market, and digital camera sales of eight million units, which would represent a global market share of 10%.



(2) Strengthening Overseas Businesses

Overseas operations are expected to serve as a "growth engine" for the entire Matsushita Group. Matsushita will therefore further strengthen ties between manufacturing companies in various regions and business domain companies in Japan. We will also identify strategic products and sales channels for each region and country, and effectively allocate management resources in order to boost sales. In addition to markets in Europe and the United States, Matsushita views the growing BRICs* markets as a key to success overseas. Aggregate consumer demand in BRICs markets currently rivals that of Japan, and by 2010 is expected to be comparable to demand levels in the United States and Europe. Specific initiatives in the rapidly growing Chinese market include (1) the aggressive launch of V-products, (2) development of products tailored to the Chinese market through local planning and design, (3) marketing activities that focus on volume retailers through augmented sales networks, and (4) development of local management and necessary support infrastructures.

* BRICs stands for Brazil, Russia, India and China.

(3) Strategic Investment

Going forward, Matsushita will continue to focus investments into strategic businesses including cutting-edge system LSIs and other semiconductors as well as plasma TVs. Notable among these, are flat-panel TVs, demand for which is expected to grow considerably, contributing to increased sales and earnings. Specifically global demand for PDPs, one of the main components in plasma TVs, is expected to reach 10 million units in fiscal 2007 and 25 million units in fiscal 2011.

Aiming to capture a 40% share of the global PDP market, Matsushita's third domestic plant will reach full capacity in fiscal 2007, boosting total annual capacity to 5.5 million units. By further investing a total of ¥180 billion to build the world's largest PDP plant, which is scheduled to commence operations in July 2007, Matsushita will have an annual capacity exceeding 11.5 million units in fiscal 2009.

(4) Utilizing Matsushita's Strengths in Semiconductors

One of Matsushita's strengths lies in its cutting-edge system LSIs and other semiconductors that serve as key components in digital equipment. Matsushita brings competitive products to market quickly by working closely with finished products divisions to promptly develop semiconductors with unique functions. Furthermore, Matsushita will continue to develop increasingly integrated semiconductors, resulting in more cost competitive products.

In fiscal 2007, Matsushita will accelerate installation of the Integrated Platform across differing product categories to combine software and hardware resources, shorten design and development phases, and create a succession of attractive digital products.

(5) Further Boosting Sales through Business Collaboration with MEW

Through collaboration with MEW, Matsushita aims to achieve a sales increase of more than ¥100 billion over the two-year period ending March 31, 2007. Specific initiatives include the combining of differentiated technologies, such as those in components and devices, in addition to mutual utilization of sales channels. The two companies will also expand businesses in China and other overseas markets, while implementing cooperative marketing activities.

Further Reinforcing of Management Structures

(1) Halving Plant Inventories

The Next Cell Production Project was launched in March 2005 to enhance cost-competitiveness through continuous improvements, shorter lead times and a reduction of plant inventories to near-zero levels. As a result, a structure was put in place to quantify production processes at each plant, resulting in inventory reductions across the board.

In fiscal 2007, Matsushita will implement additional measures to secure further reductions in plant inventories. In specific terms, the Company will promote Production, Sales and Inventory (PSI) and supply chain management (SCM) to reduce inventories of finished products and shorten delivery times. In order to reduce in-process inventory, we will also utilize Just In Time (JIT) production methods.

(2) Management Innovation through IT

Matsushita has invested heavily in IT infrastructures over the past five years. In fiscal 2006, the effective benefits exceeded the cumulative total invested. In addition to cost and inventory reductions, constructing a corporate IT architecture has played a significant role by shortening development and production lead times. In fiscal 2007, Matsushita will thus make comprehensive use of IT with the aim of enhancing management speed.

(3) Second Corporate Cost Busters Project

The Second Corporate Cost Busters Project aims to lower costs in every aspect of management on a company-wide basis. In fiscal 2006, cost savings amounted to approximately ¥70 billion, exceeding the original target of ¥60 billion. The cost reduction target for this project in fiscal 2007 is an additional ¥60 billion, whereby Matsushita aims to offset the negative impact of increases in crude oil and other raw materials prices.

Maintaining Customer Confidence

Regarding the recall of certain FF-type kerosene fan heaters in fiscal 2006, Matsushita is resolved to continue company-wide efforts until all products affected by the recall have been accounted for. We are also committed to preventing any future recurrences, and therefore established the Corporate FF Customer Support & Management Division in May 2006 to coordinate recall efforts through various public awareness campaigns.

The Company is also reviewing general safety criteria for its entire product lineup. In April 2006, the Product Safety Administration Center was set up under the Corporate Quality Administration Division, while a new department was established at each business domain company to handle safety and service of products used over an extended period. In addition, efforts are being made to notify customers when a maintenance check is due, to equip products with motion-activated shutoff functions and to introduce new product-tracking systems.

Shareholder-oriented Management

Matsushita has implemented shareholder-oriented management as part of the Leap Ahead 21 plan. To this end, the Company is striving to enhance corporate value and proactively return profits to shareholders. In this way, Matsushita emphasizes a management focus on shareholder interests. In line with the strategies outlined in the Leap Ahead 21 plan, the Company decided in fiscal 2005 to proactively return profits to shareholders taking into consideration consolidated business performance. Specifically, the Company provides shareholder return in the form of cash dividends and share repurchases, with due consideration to consolidated net profit and cash flows. With respect to dividends, Matsushita will pursue steady and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the Company's financial condition. As for share repurchases, by using surplus cash flows to acquire its own shares, the Company aims to achieve reductions in the total number of outstanding shares, in an effort to raise shareholder value on a per-share basis. In principle, repurchased shares are held as treasury stock to a maximum of 10% of the total number of outstanding shares. In addition, strategic use of treasury stock for such purposes as M&A will further enhance shareholder value.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, prospective purchasers should provide sufficient information to Matsushita's Board of Directors, who will assess, examine, negotiate, form an opinion and seek alternatives as established in the Company's fiscal 2006 policy regarding large-scale purchases of Matsushita shares (ESV* Plan).

Matsushita plans to increase total dividends per share for fiscal 2007 to ¥30 per share, compared with ¥20 per share in fiscal 2006. From May 2005 to the end of March 2006, the Company executed share repurchases from the market totaling approximately ¥83 billion, and plans to repurchase a maximum of 50 million shares, up to ¥100 billion, from May 2006 to March 31, 2007. The ESV Plan will also continue through fiscal 2007.

*ESV stands for Enhancement of Shareholder Value.

Toward 2010

Matsushita is focused on further growth with a successful leap toward global excellence by 2010. Critical to this endeavor is the development of numerous mainstay businesses. Accordingly, we will promote growth in flat-panel TVs, automotive electronics, semiconductors and other products that provide solutions for comfortable living through business collaboration with MEW. To realize this growth, we will utilize proprietary technologies to create products that are both innovative and competitive. As we combine our strengths as a manufacturing-oriented company, Matsushita will undertake results-driven R&D through the selection and concentration of product development projects and by focusing investment into programs that provide new value. Maximizing the Group's comprehensive strengths, Matsushita will increase emphasis on its vertically integrated business model that encompasses everything from components and devices to finished products. The Company is also promoting the development of technologies that can be applied across various product categories. Working toward the creation of new businesses a decade from now, we have formulated a clear vision toward achieving global excellence. To this end, we will continue to develop the core technologies necessary to realize our goal.

Matsushita has designated Panasonic as its globally unified brand under the slogan "Panasonic ideas for life." This slogan represents the Company's commitment to providing ideas that enrich the lives of people around the world—ideas exemplifying "ease of use and convenience," "peace of mind, security and brand loyalty" and "inspiration." Working alongside our customers the world over, we will strive to improve corporate value, always making a contribution and playing a more prominent role in society.

We appreciate your continued support as we embrace the challenges ahead.



Through advances in digital equipment and information communications technologies, a ubiquitous networking society, enabling convenient access to digital networks anytime and anywhere, is quickly becoming a reality. Essential to realizing such a society is the introduction of digital networks into the home. Focusing on key concepts such as "ease-of-use and convenience," "peace of

Matsushita's Plasma TV Business: Growing with the Progress of a Ubiquitous Networking Society

mind, security and brand loyalty," and "inspiration," Matsushita provides solutions for comfortable living to customers all over the world by actively carrying out R&D and business expansion.

Matsushita therefore places top priority on realizing the full potential of plasma TVs, which are the core product in the Company's home networks business.


Panasonic
Panasonic

Home Networks

TVs Driving Advances in Home Networks

The Role of TVs in the Ubiquitous Networking Society

Since its beginning, the TV has remained a centerpiece in the home and the flagship of Matsushita's product lineup. However, as a result of digitization and new networking technologies, the TV is undergoing drastic changes. First, digital broadcasting is rapidly progressing on a global scale, facilitating enhanced content in higher picture quality. Matsushita sees this trend as an opportunity for people around the world to discover the true appeal of enjoying high-resolution images on large-screen plasma TVs.

Furthermore, through interactive programming, Internet connectivity and other networking functions, the TV will act as an information window in the home. Anticipating this trend toward the integration of broadcasting and communications, Matsushita developed the T navi*1 Internet-based information service for digital TVs (DTVs). By simply connecting T navi-compatible TVs or tuners to a broadband line, some 150 services and programs, including news, weather and stock prices, can be accessed. Providing ease-of-use and security, these convenient information network services also include online shopping, e-mail, picture exchange and online photo albums. Taking advantage of the DTV's central location in the home, Matsushita provides a wide range of content and services that are suited to large screens and are easy to use for the whole family.

Plasma TVs are also central to Matsushita's "3D" value chain strategy, which encompasses the SD Memory Card, DVD and DTV businesses. Matsushita creates new value for customers by interlinking products in these categories through networks. For example, using the SD Memory Card as a bridge media, pictures and video taken with digital cameras or SD camcorders can be easily viewed on TV screens.

Matsushita will further expand on this concept by creating an "HD*2 3D value chain" for further enjoyment of high-definition content.

*1 T navi: Matsushita's DTV Internet services launched in Japan during 2003
*2 HD (High Definition) refers to the trend toward higher resolution (higher picture quality) in TVs and other fields.



TV-centered Network
Matsushita offers new ideas through TV-centered network services and a broad range of networkable products.
Home security
Home network cameras
Mobile phones
Comfort & Security
TVs
Communications
Internet
Content services
Facsimile machines
Air conditioners
Multipurpose distribution panelboard
"T navi" services
Home printers
AV
Home servers
Imaging
Car navigation systems
Email
SD Memory Cards
PCs
DVD recorders
Digital cameras
Video content distribution
Information
Music distribution


33

PEAKS Processor
System LSI that controls all processing from signal reception to picture reproduction

Three Key Technologies for High Picture Quality (PEAKS*)


PROCESSOR
PEAKS
DRIVER
PANEL

PEAKS Driver
Display processor IC that ensures optimal image expression according to the panel's specific characteristics

PEAKS Panel
Display panel that uses a staged, ribbed configuration to achieve increased brightness.
Integrated development of materials, process and circuit technologies.

* Name PEAKS is used only in the Japanese market.

Unique Technologies for High Picture Quality

● New Real Black Creation

A combination of real black reproduction technology to better accentuate images and 4,000:1 contrast (maximum 10,000:1) allows users to enjoy sharper pictures (Spring 2006 models).

Conventional picture



New real black creation



Deep blacks for significant enhancement of picture quality

● 16-Bit Digital Signal Processing

Contrast has been further enhanced with Matsushita's cutting-edge system LSIs. Through maximum 16-bit digital processing, contrast has been improved by approximately 50% (compared with Matsushita's prior year models), allowing finer expression and a crisp, realistic picture (Spring 2006 models).

Conventional signal processing



16-bit digital signal processing


Detailed gradation in each scene

Overall contrast improved approximately 50%

Core Product

Plasma TVs: Leading the Large-screen Flat Panel TV Market





Plasma TV Business: A Pillar for growth

As the leader in the rapidly expanding global market for large-screen flat-panel TVs, plasma TVs are also driving Matsushita's growth as a strategic business. In the ubiquitous networking society, DTVs are expected to perform a wide variety of functions. By leveraging unique technologies and significant know-how in manufacturing and sales, Matsushita will introduce appealing new products to the market in a timely manner and at affordable prices in order to meet ever-diversified customer needs.

Matsushita Leads the Large-screen TV Market through a Vertically Integrated Business Model

Amid intensified global market competition, characterized by product price declines and shortening product life cycles, manufacturers have sought to introduce competitive products, accelerate R&D and realize cost savings. From PDPs to system LSIs, Matsushita develops and manufactures all key devices for plasma TVs in-house through unique technologies. Through this vertically integrated business model that encompasses everything from components and devices to finished products, Matsushita is differentiating its products and bolstering its cost competitiveness, resulting in superior products.

The key to unrivaled picture quality in Matsushita's plasma TVs lies with the Company's three integrated technologies: signal processing technologies for digital images, display processing technologies to optimize images according to panel characteristics and panel-related technologies for reproducing high-quality images. Matsushita's display processing engineers are familiar with PDP technology and work closely with other development-related departments to achieve technological advances in such areas as brightness and color reproduction. The Company's engineers also share a long-term development roadmap, fostering synergy to further enhance key technologies.

By combining such know-how, accumulated over 50 years, with the latest digital technologies, Matsushita is able to develop large-screen PDPs with remarkable picture quality.

Demand for increasingly large TVs with high picture quality is expected to rise as digital HD broadcasting services are introduced around the world and Blu-ray Discs for HD recording become more widespread. Because PDPs are based on a self-light-emitting technology, there is no need for a backlight. It is this technology that facilitates high contrast for rich color reproduction, and exceptional image processing speed, suited to movies and sports. Moreover, image quality remains consistent even when viewed from an angle, an essential feature for large-screen TVs. Together, these features make PDPs the most suitable display device for large-screen TVs. In November 2005, Matsushita launched the world's first 65-inch full HD plasma TV. Then, in January 2006, the Company announced the development of the world's largest full HD* plasma display panel, at 103 inches, with mass production expected to begin during 2006. In addition to home theater demand, the market for industrial-use multi-purpose plasma displays is expected to expand.

Leveraging the advantages of its vertically integrated business model, Matsushita will continue to pursue unrivaled picture quality in large-screen TVs.

*Full HD: 2.07 million pixels (1,920 horizontal X 1,080 vertical pixels)


Panasonic
Panasonic

(Amagasaki)
Photographed August 2005

Panasonic AVC Networks Czech, s.r.o.
Assembly of plasma TVs

Panasonic Plasma Display (Shanghai) Co., Ltd.
Production of panels and plasma TVs

Panasonic AVC Networks Company America
Assembly of plasma TVs

Matsushita Plasma Display Panel Company Ltd.
Integrated production, from panels to plasma TVs
- No. 1 plant (Ibaraki)
- No. 2 plant (Ibaraki)
- No. 3 plant (Amagasaki)


Europe
China
Japan
North America

Fiscal 2006 share in major markets*

U. K.	China	Japan	U. S.
approximately 30%	approximately 20%	approximately 60%	approximately 40%

* Market shares represent Matsushita projections based upon data from research corporations.

Global Plasma TV Demand Forecast


(millions of units)
30
25
20
15
10
5
0
25.0
10.0
5.70
2.85
Other
China
Europe
North America
Japan
2005
2006
2007
2008
2011 (Fiscal years)
(Estimated)

Planned PDP Annual Production Capacity
(based on 42-inch panels)


(millions of units)
10
5
0
No. 4 domestic plant
(Amagasaki)
No. 2 domestic plant
(Ibaraki)
No. 1 domestic plant (Ibaraki)
Shanghai plant
2004
2005
2006
2007
2008
2009
2010
2011 (Fiscal years)

Comparison of Mother Glass Size


42-inch × 1 panel
42-inch × 3 panels
42-inch × 6 panels
42-inch × 8 panels
No. 1 domestic plant
No. 2 domestic plant
No. 3 domestic plant
No. 4 domestic plant
(Production planned to start in July 2007)

Global Presence

Production and Marketing Initiatives to Meet Expanding Global Demand for Plasma TVs



Panasonic
plasma
Panasonic ideas for life

Expanded Production Capacity and Increased Productivity



(No. 4 domestic plant)
(No. 3 domestic plant)

Image of the completed No. 4 domestic plant

In the wake of the global shift to digital broadcasting, Matsushita expects worldwide demand for plasma TVs to explode from 5.7 million units in fiscal 2006 to 10 million units in fiscal 2007, and exceed 25 million units in fiscal 2011.

In order to meet this rapidly expanding demand, Matsushita has decided to invest ¥180 billion to build the world's largest PDP manufacturing plant, with an annual capacity of 6 million units (based on 42-inch panels). The factory will be the Company's fourth domestic PDP plant, and is being constructed on land adjoining Matsushita's third domestic plant in Amagasaki, Japan. Construction began in May 2006, with production scheduled to commence in July 2007. Matsushita will thus maintain one of the world's largest PDP manufacturing operations, with a combined annual capacity exceeding 11.5 million units in fiscal 2009.

In addition to bolstering production, Matsushita will also enhance productivity through innovations in manufacturing technologies. One example is Matsushita's ability to cut multiple panels from a single sheet of glass. When Matsushita began operating its first domestic plant in June 2001, the Company manufactured one panel from one sheet of glass. At its second domestic plant, however, the Company produced three 42-inch panels from each sheet. At the third domestic plant that began operating in September 2005, up to six panels are produced from a single sheet of glass. Continuing advances in manufacturing technologies will allow Matsushita to achieve eight panels per sheet at the Company's fourth domestic plant.

Increasing Market Share through Simultaneous Global Product Introductions

Product life cycles continue to shorten as information is delivered to the world instantly over the Internet. Matsushita has therefore begun strategically launching new products simultaneously in markets all over the world. The Company aims to maximize sales and earnings by rapidly achieving high market shares. In fiscal 2006, Matsushita boasted the No.1 global market share for plasma TVs of 35% by implementing the first simultaneous product introduction for the Company's TV business in Japan, the United States and Europe. For fiscal 2007, Matsushita has expanded the scope of simultaneous global product introductions to include China, Asia and the Middle East, aiming to increase its global market share to 40%.

Such simultaneous global product introductions give Matsushita a competitive advantage in global markets, and are made possible only through the Company's vertically integrated business model. This business model has led to many development breakthroughs, including a signal processing "global platform" that is compatible with differing broadcast standards in each region and enhanced development efficiency through simultaneous development of processors, drivers and panels. In this way, Matsushita is able to quickly meet the needs of customers worldwide.

Further Progress in Flat-screen TVs

Through all of the aforementioned initiatives, Matsushita has succeeded in utilizing its comprehensive strengths to expand the plasma TV business. Going forward, the Company will take full advantage of its unique strengths to establish the flat-panel TV business, particularly plasma TVs, as a growth leader both in terms of sales and profitability. In addition, Matsushita will provide innovative solutions, enabling easy access and use of a variety of content in the ubiquitous networking era.

At a Glance

Percentage of Fiscal 2006 Sales

AVC NETWORKS


38%

Business Domain Companies and Group Companies (as of March 31, 2006)

Panasonic AVC Networks Company
Panasonic Communications Co., Ltd.
Panasonic Mobile Communications Co., Ltd.
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Panasonic Shikoku Electronics Co., Ltd.

Main Products

Plasma, LCD and CRT TVs, DVD recorders/players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

(Years ended March 31)

Sales
(Trillions of yen)


4
3
2
1
0
2002
2003
2004
2005
2006

Segment Profit (Loss)
(Billions of yen) (%)


180
— Profit/sales ratio
12
120
8
60
4
0
0
-60
-4
2002
2003
2004
2005
2006

HOME APPLIANCES


12%

Business Domain Companies and Group Companies (as of March 31, 2006)

Home Appliances Group
Matsushita Home Appliances Company
Matsushita Refrigeration Company
Healthcare Business Company
Lighting Company
Matsushita Ecology Systems Co., Ltd.

Main Products

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric and gas heating equipment, electric and gas hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

Sales
(Trillions of yen)


4
3
2
1
0
2002
2003
2004
2005
2006

Segment Profit
(Billions of yen) (%)


180
— Profit/sales ratio
12
120
8
60
4
0
0
-60
-4
2002
2003
2004
2005
2006

COMPONENTS AND DEVICES


13%

Business Domain Companies and Group Companies (as of March 31, 2006)

Semiconductor Company
Matsushita Battery Industrial Co., Ltd.
Panasonic Electronic Devices Co., Ltd.
Motor Company
Others

Main Products

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

Sales
(Trillions of yen)


4
3
2
1
0
2002
2003
2004
2005
2006

Segment Profit (Loss)
(Billions of yen) (%)


180
— Profit/sales ratio
12
120
8
60
4
0
0
-100
-7
2002
2003
2004
2005
2006

Notes 1. Under the collaboration with MEW, the Company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly sales results of fiscal 2005 for the Home Appliances and MEW and PanaHome categories have been reclassified to conform with fiscal 2006 sales results for those product categories.
2. Sales composition for each segment includes intersegment transactions.

NEW AND PANAHOME


17%

Business Domain Companies and Group Companies (as of March 31, 2006)

Matsushita Electric Works, Ltd.

PanaHome Corporation

Main Products

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc

Sales
(Trillions of yen)


4
3
2
1
0
2002 2003 2004 2005 2006

Segment Profit
(Billions of yen) (%)


180 — Profit/sales ratio 12
120 8
60 4
0 0
-60 -4
2002 2003 2004 2005 2006

JVC


7%

Business Domain Companies and Group Companies (as of March 31, 2006)

Victor Company of Japan, Ltd.

Main Products

LCD, rear projection, plasma and CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipment, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

Sales
(Trillions of yen)


4
3
2
1
0
2002 2003 2004 2005 2006

Segment Profit (Loss)
(Billions of yen) (%)


180 — Profit/sales ratio 12
120 8
60 4
0 0
-60 -4
2002 2003 2004 2005 2006

OTHER


13%

Business Domain Companies and Group Companies (as of March 31, 2006)

Panasonic Factory Solutions Co., Ltd.

Matsushita Welding Systems Co., Ltd.

Others

Main Products

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

Sales
(Trillions of yen)


4
3
2
1
0
2002 2003 2004 2005 2006

Segment Profit (Loss)
(Billions of yen) (%)


180 — Profit/sales ratio 12
120 8
60 4
0 0
-60 -4
2002 2003 2004 2005 2006



AVC NETWORKS

Incorporating Matsushita's cutting-edge technologies, AVC Networks provides products, software, services and solutions that contribute to the realization of a ubiquitous networking society. In fiscal 2006, sales of video and audio equipment such as plasma TVs and digital cameras increased significantly owing to product and cost competitiveness facilitated by the vertical integration of key components and devices. In information and communications equipment, although overseas sales of mobile phones were down compared to the previous year, increased sales were recorded in PCs and peripheral accessories, as well as automotive electronics. The Company also carried out initiatives to strengthen its security systems business.

For the future, Matsushita will leverage core strengths in digital AV technology to pursue enhanced versatility, convenience and ease of use, with the goal of delivering products, services and systems that contribute to the realization of a ubiquitous networking society.



VIERA digital HD plasma TV featuring deeper blacks, a high contrast ratio and a new PEAKS* system for high picture quality
*The name PEAKS is used only in the Japanese market.

AVC Business

In fiscal 2006, consumer demand for products in Matsushita's AVC business continued to shift from analog to digital. During this period, sales increases in digital AV products more than offset sales declines in analog AV products. Within digital AV products, Matsushita's plasma TVs, for which global demand is rapidly expanding, and digital cameras recorded significant sales gains compared to last year.

As the centerpiece of Matsushita's flat-panel TV lineup, VIERA plasma TVs featuring high picture quality and unrivaled product performance maintained the No.1 share in global markets. Matsushita also developed the world's largest 103-inch full HD PDP, aiming to commercialize the product during 2006. To meet continually increasing global demand for PDPs, Matsushita will expand production to full capacity at its third domestic plant in Amagasaki, Japan in fiscal 2007, resulting in one of the world's largest PDP



Full lineup of LUMIX digital cameras including compact cameras with built-in 28mm wide-angle lens and digital SLR cameras with interchangeable lenses



The DIGA series of DVD recorders was expanded to include these digital broadcast-ready models



The world's lightest notebook PCs with 14.1-inch LCD, built-in DVD Super-Multi Drive, spill-resistant keyboards and increased durability


Panasonic
2GB

(Left) SD Memory Card camcorder
(Right) SD Memory Card

manufacturing operations at 5.5 million units per year. Aiming for a global market share of 40%, Matsushita will continue to strengthen its leading position in the large-screen TV market.

In liquid crystal display (LCD) TVs, Matsushita will expand product lineups in the VIERA series that feature IPS*1 technology for wider viewing angles and unparalleled picture quality. The Company will focus particularly on products in the 26- to 32-inch range.

In fiscal 2006, the LUMIX series of digital cameras maintained one of the top shares in the Japanese domestic market, with unique features such as an Optical Image Stabilizer and advanced optical technology. Overseas sales of digital cameras also increased, particularly in European markets. During the year, Matsushita introduced innovative new products to global markets, such as the world's first 16:9 wide CCD model and an ultra-compact model with 28mm wide angle lens. In fiscal 2007, Matsushita aims to achieve a global market share of 10% by expanding product lineups and entering the digital SLR camera market.

Matsushita expanded its DIGA series of DVD recorders with new HD compatible models in the domestic market. The Company also launched digital broadcast-ready models in Europe ahead of competitors. Furthermore, Matsushita enhanced user-friendliness by significantly shortening times required to display program guides and begin recording, as well as incorporating universal design concepts. Such innovations helped Matsushita maintain its top global share in DVD recorders. In fiscal 2007, the Company will accelerate the development of HD compatible models, and continue to develop user-friendly products based on universal design concepts.

Sales of the Company's notebook PCs also increased as lightweight, extended battery life and ruggedized design for mobile and business applications were well-received in the market. In February 2006, Matsushita announced new models for the domestic market, featuring the world's longest battery running time and the lightest model in its class. Matsushita will continue to provide high value-added products in this category to remain an industry leader.

In digital video cameras, Matsushita will meet diversified consumer needs by leveraging the strengths of its 3CCD and OIS technologies to expand development of products compatible with DVD, SD Memory Cards and other bridge media. In October 2005, Matsushita introduced the world's smallest high-resolution SD Memory Card camcorder. The Company also launched the first 3CCD DVD camcorder for global markets in February 2006. Matsushita will further strengthen its lineups of HD compatible products to capture a greater share in the global market.



High sound quality D-Snap SD Audio players allow users to record music without necessitating a PC

In audio equipment, demand continues to grow for digital audio players compatible with PCs. In April 2005, Matsushita simultaneously unveiled the D-snap Audio player, using the SD Memory Card as a bridge media, and the world's first mini-component stereo system featuring an SD card slot. This represented a new way to enjoy music without the use of a PC, and was well received in the domestic market. In November 2005, the Company strengthened its product lineup with the launch of a D-dock mini-component stereo system equipped with a hard disk drive. Matsushita will continue to launch new products that link audio equipment through SD Memory Cards.

Consumer needs continue to increase for bridge media that link a wide variety of products with AV recording and playback functions. This demand led to increased sales of SD Memory Cards in fiscal 2006, particularly for products such as flat-panel TVs, digital cameras and mobile phones. In fiscal 2007, Matsushita will launch a new 4GB SD High-Capacity (HC) Memory Card*2 to meet growing consumer needs related to the recording and storage of HD video and high resolution photo images. For the future, Matsushita will develop SDHC memory cards in increasing capacities to meet demand for HD camcorders and other products that require high-speed, large-capacity and reliable storage media.



The HDD Mini Component System D-dock for high-speed transfer of music to SD Memory Cards

Looking forward, Matsushita will strengthen its "3D" value chain strategy consisting of DTVs, DVDs and SD Memory Cards, while reinforcing the development of HD broadcast-ready products, Blu-ray Discs and other HD compatible recording media. Furthermore, the Company will strengthen its marketing activities and expand business fields, aiming to assure sustainable growth and improved profitability.

*1 In-Plane-Switching mode system utilizes horizontally oriented liquid crystal molecules to provide for wider viewing angles

*2 SDHC (SD High-Capacity) Memory Cards are based on the new SD Memory Card Specifications (Version 2.00) which enable the development of SDHC Memory Cards with capacities up to 32GB

Fixed-line Communications

In fixed-line communications, Matsushita is focusing business strategies on home networks, encompassing in-home communications equipment, TV door intercom systems and other products; office networks, including communications equipment, digital color multifunction products (MFPs) and other office products; and optical devices supporting these businesses.



The DP-C322/C262 color MFP, featuring the world's fastest start-up time (just 15 seconds) and significant energy savings

In fiscal 2006, strong sales of telephones and facsimile machines led to an increased global market share for these products, while a new TV door intercom system with wireless color monitor handsets, the first product of its type, received market acclaim. In the U.S. market, Matsushita launched an HD-PLC* module that enables high-speed data transmission over existing power lines by simply plugging the module into an electrical outlet. In full-color digital MFPs, Matsushita introduced new models boasting the world's fastest start-up time (just 15 seconds), made possible through the Company's unique induction-heating (IH) technology, which also contributes to significant energy savings. In optical disc drives, Matsushita's slim products, including the industry's thinnest (9.5mm) DVD Super Multi Drive, maintained the No. 1


Internet connection
Bedroom
Networked air conditioner
Child's room
Wireless camera
Wireless Bridge
Wireless LCD TV
Laptop PC
Cordless IP phone
Cordless IP phone
Office LAN
Mobile Phone
Internet
Cable/DSL/FTTH
Living room
Plasma TV
Kitchen
STB/Modem
Living Station
IP phone
In-home server
Networked appliances
Door camera

Image of the in-home network achieved through HD-PLC

share in the global market. In addition, Matsushita completed the development of a next-generation, high-capacity Blu-ray Disc Drive. Overseas, Matsushita commenced production of telephones, optical disc drives and other products in Dalian, China from October 2005.

The Company will pursue further growth in these businesses by offering products supported by advanced technologies such as broadband and the next-generation IPv6 communications standard.

* HD-PLC: High Definition Power Line Communication

Mobile Communications



The FOMA® P901iTV capable of receiving terrestrial "one-segment" digital broadcasts



The FOMA® P902i with Bluetooth® technology for enjoying music

In mobile communications, Matsushita offers a wide range of products, from mobile phones, where the Company maintains its position as one of the leaders in the Japanese market, to base stations and other infrastructure equipment.

In fiscal 2006, Matsushita released a new 3G mobile phone "FOMA®*1 P901iTV" in Japan that enables users to watch terrestrial digital broadcasting with outstanding picture quality. Another popular product in the Japanese market was an SD audio-compatible mobile phone "FOMA® P902i." The new model doubles as an SD audio player, which allows users to listen to music without the use of any wires via the Bluetooth®*2 standard. Matsushita also introduced new compact and lightweight mobile phones, as well as new designer models.

Meanwhile, overseas mobile phone markets faced rapid price declines in 2.5G mobile phones, as demand continues to shift to 3G. In light of this situation, Matsushita announced that it will phase out overseas 2.5G mobile phone businesses, and subsequently restructure certain overseas locations, including manufacturing operations in the Philippines and the Czech Republic.

In the future, Matsushita will concentrate management resources on development of post-3G, next-generation technologies, while establishing a global mobile phone technology platform based on the Linux®*3 operating system. Furthermore, the Company will promote global standardization of core technologies relating to high-speed transmission of image and voice data. In this way, Matsushita aims to improve R&D efficiency and strengthen product competitiveness in global markets.

*1 FOMA is a registered trademark of NTT DoCoMo, Inc.
*2 Bluetooth is a registered trademark of Bluetooth SIG, Inc.
*3 Linux is the registered trademark of Linus Torvalds in the U.S. and other countries.

Automotive Electronics


Panasonic

Designed with a tuner that receives two types of terrestrial digital broadcasts, the Strada Car Navi Station F Class provides high-quality, high-resolution picture quality

Matsushita's automotive electronics business encompasses two priority areas: automotive multimedia equipment, including car AV, car navigation systems and other equipment for Intelligent Transport Systems (ITS) equipment, and components and devices that promote safety, environmental preservation and energy efficiency.

Taking the lead in the introduction of new products, Matsushita enjoyed robust domestic sales of its Strada series of car navigation systems with digital tuners that allow viewing of high-quality terrestrial digital TV broadcasts. Overseas, the Company launched the Strada series in China, a market characterized by its high-growth potential. Driven by strong sales, particularly in North America, Matsushita retained its leading global position in rear-seat entertainment systems. Receiving high market acclaim for user-friendliness, the Company also achieved the top position in Japan for its Electronic Toll Collection (ETC) terminals with voice confirmation functions. Moreover, the Company increased sales in a variety of electrical devices including batteries for hybrid cars, which continue to enjoy increased demand, car-mounted cameras and intelligent keyless systems.

Leveraging the Group's broad-based advanced technologies, Matsushita will continue to enhance comfort and convenience in the car, while delivering products and systems that promote safety and are environmentally friendly.

System Solutions


Panasonic

Network security megapixel camera from the i-pro series realizing high-quality image surveillance over IP Networks



HDD equipped CATV digital set-top box

In the system solutions business, Matsushita conducts business in a variety of fields including security systems, broadcasting systems and business solutions. The Company draws on its advanced technologies and R&D resources to deliver optimized solutions for customers.

In fiscal 2006, Matsushita released a series of systems and products that provide total building and area security solutions, utilizing an Integrated IP Network Platform* developed in close collaboration with MEW. Within this product range, the Company's megapixel network camera received market acclaim for outstanding picture quality. With the establishment of an Integrated IP Network Platform Center in October 2005, Matsushita is accelerating business development of comprehensive security businesses. Other highlights include digital set-top boxes for cable TV, demand for which is increasing thanks to the spread of terrestrial digital broadcasting in Japan. Other products, including payment terminals for logistics industries and product tracking systems, also contributed to increased sales.

Going forward, Matsushita will focus on three main areas in an effort to further expand its system solutions business: Security for the ubiquitous networking society; Cross-media to support the growing trend toward broadcasting and communications integration; and Mobility, including IC card electronic settlement and other systems that support a wide range of businesses.

* This industry-first platform promotes increased functionality and efficiency by combining AV/information systems for video security and access control with equipment systems.



HOME APPLIANCES

In home appliances, including household appliances, refrigeration, air conditioning, heating, healthcare systems, lighting and environmental systems, Matsushita strives to develop value-added products that meet rapidly changing customer needs and growing interest in health and the environment, providing products and services that foster a sense of security and brand loyalty.

In fiscal 2006, hit products that take advantage of the Company's extensive R&D resources included tilted-drum washer/dryers that utilize a heat-pump drying system, refrigerators that significantly increase storage space and air purifiers that suppress bacteria and odors. In air conditioners, products with automatic filter cleaning and dust removal functions sold well, while new models with enhanced functions to prevent dust buildup enabled Matsushita to secure the top market share in Japan.

Going forward, Matsushita will continue to offer value-added products that are based on black-box and environmental technologies, and incorporate universal design concepts. Matsushita will achieve increased growth and profitability by augmenting production bases, mainly in China and Asia, and promoting localization of product development and materials procurement.



The world's first tilted-drum washer/dryer to feature a heat-pump drying system

Household Appliances

In household appliances, Matsushita's main business areas include washing machines, vacuum cleaners, dishwasher/dryers, microwave ovens, rice cookers, induction-heating (IH) cooking equipment, sanitary equipment and electric heating equipment.

In fiscal 2006, Matsushita continued to enjoy favorable sales of tilted-drum washer/dryers, while combination steamer/microwave ovens achieved high sales growth.

Regarding tilted-drum washer/dryers, Matsushita introduced the world's first model to employ a heat-pump drying system that uses no heater or cooling water during the dry cycle, thereby achieving significant energy- and water-savings.



Combination steamer/microwave oven equipped with a "Healthy Course" feature that cuts fat and salt in half



Washing machine production plant in Hangzhou, China

In response to increased awareness about personal health, Matsushita launched a new steamer/microwave oven in June 2005 that combines steam, microwave and conventional oven cooking functions to eliminate excess fat and salt from foods. This product was a hit in the domestic market, contributing to increased market share. Then, in April 2006, Matsushita launched a new model that enables two-tiered adjustment of fat and salt levels to meet various preferences and health requirements.

Matsushita also launched new products in IH cooking equipment that are compatible with cooking ware of any metal type, while expanding the IH lineup with more affordable and easy-to-use products featuring universal design.

For the future, Matsushita will continue to focus on high-growth products, including IH cooking equipment and dishwasher/dryers. Overseas, Matsushita began production of tilted-drum washer/dryers at its Hangzhou, China plant in August 2005, aiming to increase production capacity in China and achieve further growth.

Refrigeration, Air Conditioning and Heating



This air conditioner requires no cleaning or filter change for 10 years

Matsushita manufactures a wide range of consumer- and industry-use products including air conditioners and refrigerators, water heating systems that use carbon dioxide as a natural refrigerant, and vending machines. In addition, Matsushita is also intensifying efforts in key devices such as compressors.

In fiscal 2006, sales of air conditioners, refrigerators and water heating systems remained strong. Air conditioners sold especially well in comparison with the previous fiscal year. This was achieved through popular models equipped with automatic filter cleaning and dust removal functions, and collaborative efforts to utilize MEW sales channels. As a result, Matsushita achieved the top share in the domestic market. The Company further expanded its product lineup with the December 2005 release of a new model that requires no cleaning or filter change for 10 years.

In refrigerators, Matsushita introduced a popular new model with 50% more freezer space, made possible through the use of a compact and lightweight compressor.

In CO_2 water heating systems, the Company launched new products with improved heat exchange ratios and floor heating functions. By strengthening product competitiveness and expanding product lineups, Matsushita maintained the top share in Japan.

Matsushita will focus on further enhancing added-value and strengthening cost-competitiveness in key devices, such as compressors for air conditioners and refrigerators, in order to maintain a leading global market share.



This CO_2 water heating system is an industry leader in energy efficiency

Healthcare Systems

Matsushita's healthcare systems business focuses on daily health management, with products ranging from blood glucose monitoring systems, ultrasonic diagnostic equipment and laser devices, to in-home healthcare solutions.

During the year under review, responding to continually increasing demand for blood glucose monitoring systems both in Japan and overseas markets, Matsushita maintained the top share in domestic sales and expanded production of blood glucose monitoring sensors to further increase overseas sales. Meanwhile, in medical laser systems, Matsushita introduced the world's first cordless rechargeable carbon dioxide surgical laser for dental use and expanded overseas businesses, resulting in increased overall sales in medical laser devices.



Cordless carbon dioxide surgical dental laser with rechargeable batteries for ease of use

In the future, Matsushita will accelerate product development and continue to introduce innovative new products, while reinforcing existing businesses. Furthermore, recognizing the convergence of medical services and in-home healthcare, Matsushita will contribute to the realization of ubiquitous healthcare by providing reliable and affordable high-quality healthcare products at a reasonable cost.

Lighting



The Pa-look Premier, extended-life fluorescent lamps

The lighting business consists of general lighting products, such as fluorescent and incandescent lamps, optical devices for LCD backlights and electronic flash units for cameras and related equipment.

In fiscal 2006, Matsushita significantly increased its market share in consumer-use fluorescent lamps. This strong performance was underpinned by the new Pa-look Premier fluorescent lamps with extended lifetime and spiral-shaped compact fluorescent lamps. Fueled by an increase in new home construction, Matsushita also enjoyed sales growth in mini krypton bulb incandescent lamps. These factors collectively contributed to favorable sales in general lighting products. In optical devices, Matsushita outperformed the industry in sales growth of LCD backlights.

Matsushita will continue to focus on the development of value-added products, while emphasizing extended lifespan and energy efficiency. The Company also strives to develop new products by integrating the business strategies of its lamp business with MEW's lighting fixture business. Through these efforts, the Company aims to further increase sales and market share in consumer-use products. In addition, Matsushita will strengthen its competitive position in the LCD backlight industry by further improving yield rates and production capacity.

Environmental Systems



This air purifier uses ultra-fine ion particles generated by moisture in the air to inhibit unpleasant odors and bacteria buildup in fabric fibers



This home sauna employs a fine mist, allowing users to read or watch TV

The environmental systems business consists of ventilating fans and air purifiers, as well as an environmental engineering business for industrial wastewater treatment solutions.

In fiscal 2006, overseas sales were particularly strong for ventilation systems, due mainly to the introduction of new products in North America as well as increased sales in the Middle East. In the domestic ventilating fan market, Matsushita achieved an industry first with total production to date exceeding 100 million units in February 2006. At the same time, the Company released a micro-mist sauna for the bathroom, attracting significant market acclaim in Japan.

In October 2005, combining the Company's black-box technologies with those of MEW, Matsushita launched an ion-generating air purifier, which uses ultra-fine ion particles that penetrate deep into fabric fibers to inhibit bacteria buildup and eliminate unpleasant odors.

Going forward, Matsushita will achieve advances in function, energy-efficiency and compact design in ventilation and home environment systems. Matsushita will also utilize its expertise in the environmental engineering business, where the Company will focus on water, soil and air purification. To enhance cost competitiveness in global markets, Matsushita will take advantage of extensive overseas operations, including its principal factory in Guangdong, China.


LEICA DICOMAR
Panasonic

COMPONENTS AND DEVICES

Matsushita develops and supplies competitive products in components and devices that meet ever-diversified customer needs. Specifically, the Company facilitates close cooperation from the development stage between components and devices and finished product divisions, aiming to create products that meet customer needs and increase the speed of new product development, particularly for digital AV products.

In fiscal 2006, Matsushita continued to expand the use of system LSIs in new digital products, thereby augmenting the semiconductor business. The electronic devices and electric motors businesses also introduced new products that facilitate the development of high value-added products. In batteries, Matsushita focused on extended battery life for digital equipment.

Matsushita will continue to develop components and devices that help create competitive products, while expanding sales to external customers to achieve growth and increased earnings.

Semiconductors



The Integrated Platform, used in a broad range of digital electronics, from mobile phones to personal and home AV systems

Placing particular emphasis on system LSIs, Matsushita is expanding the semiconductor business in five main areas: DTVs, optical disc-related products, mobile communications, image sensors and automotive devices.

Semiconductor sales in fiscal 2006 were mostly unchanged from the previous fiscal year. Despite strong sales for applications in flat-panel TVs and DVD drives for PCs, results were negatively impacted by decreased demand for analog AV products, including CRT TVs and VCRs, and price declines in digital AV products, such as DVD players.

From fiscal 2006, Matsushita expanded applications for digital products featuring an Integrated Platform that combines software and hardware resources across differing product categories to increase R&D efficiency and improve design quality. The first product to feature this Integrated Platform was the SD camcorder launched in October 2005. This was followed in March 2006 by a FOMA® mobile phone that enables users to view terrestrial digital TV broadcasts. Going forward, Matsushita will expand the use of this platform to applications for plasma TVs and DVD recorders. Meanwhile, at its new plant in Uozu, Japan, Matsushita became the world's first company to



The world's largest mass-produced 300mm (left) and 200mm silicon wafers, manufactured at the Uozu Plant

commence mass production of 65-nanometer process system LSIs using 300mm wafers, thereby achieving significant improvements in production efficiency.

For the future, Matsushita will further expand product applications featuring the Integrated Platform. The Company will also increase production of 65-nanometer process system LSIs and accelerate product development toward a 45-nanometer process, while focusing on the system LSI business for Blu-ray Disc Drives.

Batteries



High-power, long-lasting Oxyride and alkaline dry batteries



Lithium-ion batteries with high energy output

The battery business consists of primary batteries, including dry batteries, and rechargeable batteries, such as lithium-ion batteries.

In fiscal 2006, Matsushita expanded global marketing initiatives for Oxyride, a dry battery that provides increased power output and extended battery life. Oxyride batteries are now sold in 35 countries worldwide, attracting significant market acclaim, particularly for use in digital equipment. In rechargeable batteries, the Company continued to focus management resources on lithium-ion batteries. In this area, Matsushita is developing products that feature compact design and enhanced overall performance, allowing extended use in such product applications as notebook PCs, mobile phones and other mobile equipment. Matsushita also developed new lithium-ion batteries with higher capacity and the industry's highest energy density.

In the future, Matsushita will develop longer-lasting primary batteries including new Oxyride and alkaline dry batteries. Through collaboration with Intel Corporation, the Company is developing next-generation longer-lasting rechargeable lithium-ion batteries for notebook PCs. Furthermore, Matsushita is actively conducting R&D in future power source fields such as compact fuel cell battery systems.

Electronic Devices


①
②
③
④
⑤

① Digital TV tuner
② Film capacitor used in hybrid automobiles
③ High-fidelity Sound Slim speakers for flat-panel TVs
④ Chip tuner for mobile equipment
⑤ Gyrosensors

The electronic devices business covers a wide range of products in growth markets including digital AV, information communications and automotive electronics. Matsushita strives to develop high value-added products in seven priority areas: capacitors, modules, printed circuit boards, power supply and inductive products, circuit components, electromechanical components and speakers.

In fiscal 2006, Matsushita strengthened its lineup in these priority areas with products including digital TV tuners that enable exceptional picture quality, high-fidelity speakers for flat-panel TVs, weight sensors for protective airbags and multilayer printed circuit boards (ALIVH: Any Layer Inner Via Hole) facilitating compact design. The Company also saw continued strong sales of circuit components for AV equipment and electromechanical components such as automobile switches.

Going forward, Matsushita will continue to introduce competitive V-products such as film capacitors used in hybrid automobiles, chip tuners for mobile equipment and gyrosensors. The electronic devices division will also strengthen its collaboration with the Company's finished product and semiconductor divisions, aiming to create value-added products and further enhance profitability.

Electric Motors



Low noise, high efficiency brushless motors equipped with a drive circuit, for use with air conditioning equipment

In electric motors, Matsushita supplies products that meet growing market needs in terms of efficiency, noise reduction, compact design and energy conservation. These motors are incorporated into various products, including home appliances, AV equipment and industrial equipment.

Fiscal 2006 saw strong sales of power brushless motors for document production equipment, and, in North America, fan motors for refrigerators. Matsushita also accelerated the implementation of its value chain strategy to facilitate close cooperation with finished product divisions, supplying motors for not only conventional products, but also new products such as tilted-drum washer/dryers and DVD recorders, as well as commencing production of compressor motors in China.

For the future, Matsushita will develop brushless DC motors for home appliances, while launching high value-added products such as FA servo motors. The Company will also develop core technologies and products in order to create efficient, extended life motors with minimum environmental impact.

MEW AND PANAHOME

MEW



Modular furniture systems for home theaters



Horseback-riding fitness machine



Narrow-pitch connectors for mobile phones

MEW manufactures, sells, installs and provides services related to a wide variety of products. These include electrical construction materials, home appliances, building products, electronic and plastic materials and automation controls.

In fiscal 2006, MEW, through collaboration with Matsushita, attracted market acclaim with new Collaboration V-products in housing materials and equipment, including bathroom systems, modular kitchens and modular furniture systems for home theaters. In electrical construction materials, sales grew steadily in energy-efficient lighting fixtures featuring audio feedback functions, along with household fire-alarm devices. With growing consumer interest in health and beauty, MEW also received significant market acclaim in its home appliances business for aesthetic products and home fitness machines. Furthermore, MEW recorded increased sales in various key areas such as electronics and plastics, including materials for high heat resistance multilayer printed circuit boards, molding compounds for car-mounted components and automation controls for applications in mobile phones and automotive devices.

Toward the future, MEW will leverage technologies in home appliances, information equipment, wiring products and building products to create innovative new applications. At the same time, MEW will offer total home solutions for comfortable living that reflect customer needs related to energy efficiency, the environment, security and healthcare, while further developing the home remodeling market through housing materials and equipment operations. Overseas, MEW will accelerate strategies by strengthening electronic and plastic materials, automation controls and lighting-related devices, mainly in China and other Asian countries.

PanaHome



The Eco-life Home is designed on the concepts of health and comfort

To provide living spaces that are friendly to both people and the environment, PanaHome focuses product strategies on the "Eco-life Home" concept, which emphasizes safety, security, health, comfort and high energy efficiency. The Company is developing its main businesses of detached housing, asset and property management and home remodeling based on this "Eco-life" concept.

In fiscal 2006, PanaHome's detached housing business introduced homes with new photocatalyst technologies. These technologies were previously used on external wall tiles, and are now applied to windows as well. PanaHome also began marketing "Eco-life Home," which is particularly suited to cold weather regions. In the asset and property management business, PanaHome met the diversified needs of varied tenant segments, established a structure for providing design recommendations for rental homes, and augmented business proposals to landowners. PanaHome also promoted consulting-style marketing in the home remodeling business, proposing living spaces that incorporate entirely new concepts.

Looking ahead, PanaHome will further promote the "Eco-life" concept in concert with efforts to create optimal living spaces through home maintenance and renovation services, while contributing to local communities and society through various medical and welfare businesses. PanaHome will thus secure sustainable growth by proposing living environments in tune with customer lifestyles.

JVC



Everio series of HDD camcorders

JVC

Renowned for technologies that deliver high picture and sound quality, Victor Company of Japan, Ltd. (JVC) is a leading company in both AV hardware and entertainment software. JVC is committed to instilling in customers a lasting impression through audio and visual quality.

Based on the Company's "Only One" products concept, JVC launched several new products, highlighted by HD-ILA hybrid projection TVs* and new products in the Everio series of compact HDD camcorders. Despite such efforts, business results in fiscal 2006 slipped below the level of the previous fiscal year, due mainly to stagnant sales of DVD recorders and audio equipment. Under these circumstances, with the aim of securing growth and increased profitability, JVC accelerated structural reforms, including dissolution of its in-house company system in favor of a product category system, and the closure/integration of certain domestic and overseas locations.

For the future, JVC has identified five priority business areas: HD-ILA hybrid projection TVs, displays, camcorders, car electronics and network AV systems. Focusing on these priority business areas, JVC will develop unique products and boost sales by reviewing product development processes and reinforcing marketing activities in Japan and overseas.

* HD-ILA hybrid projection TV is the product name for JVC's D-ILA equipped rear projection TVs sold overseas.

OTHER



High-speed modular mounter

Factory Automation

In the factory automation (FA) business, Matsushita provides optimal solutions in electronic component mounting, semiconductor mounting and manufacturing processes. Responding to the ever-diversified needs of its customers at the factory, Matsushita provides innovative manufacturing processes in circuit manufacturing technology.

In fiscal 2006, Matsushita recorded steady sales growth in its electronic component mounting business thanks to high-speed modular placement machines that boast the industry's highest productivity. In the semiconductor mounting business, LCD panel bonders, high-speed die bonders and plasma cleaners achieved market acclaim for precision and productivity. Furthermore, Matsushita developed the Integrated Process Assembly Cell (IPAC), the industry's first modular line that combines electronic component and semiconductor mounting in one platform.

In the future, the Company aims to maintain its leading position in the global electronic component mounting field by focusing on general-purpose modular placement machines. In addition, Matsushita will market the IPAC series to further accelerate growth in the FA business.



To support the creation of a ubiquitous networking society and coexistence with the global environment, Matsushita is engaged in a broad range of R&D activities, including nanotechnologies and other advanced research; digital network software technologies for AV equipment and next-generation mobile communications; component and device technologies such as plasma displays and media drives for next-generation high-capacity Blu-ray Discs; environmental technologies such as fuel cell co-generation systems; and various manufacturing technologies.

By coordinating business, technology and intellectual property strategies, Matsushita seeks to become a technology- and intellectual property-oriented company that enhances competitiveness with unique technologies.

R&D Strategies

Matsushita recorded ¥564.8 billion in R&D expenditures in fiscal 2006. This investment was used to strengthen R&D in priority areas including the Integrated Platform, full HD PDPs, household fuel cell cogeneration systems, and High Definition Power Line Communications (HD-PLC).

The Company is pushing ahead with its value chain strategy in order to maximize synergy benefits across a wide range of business domains. Components and devices are the key to adding value to finished products, whereby R&D which produces high-performance and differentiated components and devices is essential. In this respect, Matsushita creates value-added products not only through in-house production, but also through a sophisticated network of cooperation between materials, components and devices, and finished product divisions. In digital cameras, for example, comprehensive integration of lens, image sensor and system LSI technologies has resulted in the development of products with compact design and enhanced picture quality.

One of Matsushita's main strengths is in its ability to manufacture system LSIs, which are the determining factor in the competitiveness of finished products. With the progress of product convergence and networking in the digital networking era, compatibility is crucial. Matsushita therefore developed an Integrated Platform that can be used in a variety of products, and will continue to utilize this platform to add value to finished products, improve efficiency in software development and achieve advances in design quality.

At the same time, the Company has drawn up a vision for the next decade in order to guide the selection and concentration of R&D projects. In addition, Matsushita will efficiently allocate R&D resources through continuous investment in priority areas, while actively leveraging R&D initiatives outside of the Company through collaboration with other companies and academic institutions.

In fiscal 2007, Matsushita will focus on priority R&D projects, including broader application of the Integrated Platform across product lines, high-resolution PDP development, Blu-ray Discs that usher in a new era of digital picture quality through high-speed and high-capacity technologies, fuel cell cogeneration systems that contribute to environmental preservation, and healthcare infrastructures and products to make healthcare at home a reality. Matsushita will also pursue further R&D efficiency and quality to meet all of the Company's targets.

Intellectual Properties Strategy

Because the results of Matsushita's R&D initiatives are evaluated in the form of intellectual property rights, they represent valuable management assets that will generate earnings in the future. The Company places a high priority on these intellectual property rights, which help to secure and maintain Matsushita's competitive edge in a wide range of businesses. For this reason, Matsushita is pursuing an intellectual properties strategy that will consistently contribute to improved business results.

Through proactive patent applications on a global scale, Matsushita maintained its top patent application position in Japan in 2005, and also secured a leading position overseas. The Company also effectively utilized its previously patented assets in a variety of ways—either by protecting differentiated technologies or using those of other companies in cross-licensing agreements—in order to reinforce competitiveness.

Matsushita continues to actively pursue the global patenting of designs and trademarks. Through the simultaneous launch of VIERA flat-panel TVs, Matsushita successfully patented the design in 25 countries, and the trademark in more than 50 countries.

In fiscal 2007, Matsushita will further intensify efforts to enhance earnings by actively applying for patents, design and trademark rights on a global basis, while also using intellectual properties in a strategic manner.

Integrated Platform Incorporated into Consumer Products for the First Time

Kunihiko Fujii

Group Manager, System Development Group 3, Strategic Semiconductor Development Center



"The first products equipped with the Integrated Platform were the SDR-S100 and SDR-S300 SD Memory Card camcorders. Since camcorders, digital cameras and other personal AV products are nearly always battery-powered, a significant issue facing the industry is how to control power consumption. The Integrated Platform plays an essential role, solving this troublesome issue by simultaneously providing high-quality AV functions and low power consumption. The Integrated Platform will also enable the common use and reuse of software and hardware assets across product segments. In SD Memory Card camcorders, for example, technologies for high picture quality accumulated in the development of DIGA DVD recorders were adopted in the Integrated Platform. In the future, products equipped with the Integrated Platform will be able to easily reuse such technologies."

Global Patents Held



Number of patents held in Japan
60,000
50,000
40,000
30,000
20,000
10,000
0
47,037
48,020
48,061
47,166
46,040
2002
2003
2004
2005
2006
Number of patents held overseas
29,077
32,932
38,358
43,660
48,444

Note: Each graph depicts the number of patents held by Matsushita and its principal subsidiaries (excluding MEW, PanaHome and JVC) as of March 31 for each year.

Basic Intellectual Properties Strategy



Standard Technologies
Differentiated Technologies
Advanced and networking technologies
Efficient development of digital audio and visual products
Products requiring external licenses
Competitive advantage through differentiated technologies
Mutual technology use, risk reduction
Exclusive exercise of rights
Strategic cooperation to promote market expansion
Competition to secure advantage
Balance

Basic Concept of Corporate Governance

Matsushita employs a corporate auditors system in which the Board of Directors, Corporate Auditors and the Board of Corporate Auditors monitor and audit management activities performed by Directors. Matsushita has established the following management system based on the implementation of autonomous management in each business domain and the Company's corporate governance system.

Corporate Governance Structure

The Board of Directors and Executive Officer System

Matsushita's Board of Directors is composed of 17 directors, two of whom are Outside Directors, as of June 28, 2006. In accordance with the Company Law of Japan and relevant laws and ordinances (collectively, the "Company Law"), the Board of Directors has ultimate responsibilities for administration of the Company's affairs and monitoring of the execution of business by Directors. Under its basic philosophy of contributing to society as a public entity, Matsushita has long been committed to enhancing corporate governance, and was one of the first Japanese companies to invite Outside Directors to serve on its Board of Directors.

In fiscal 2004, Matsushita implemented reforms to establish an optimum management and governance structure tailored to the Group's business domain-based organizational structure. Under this structure, Matsushita has empowered each of its business domain companies through delegation of authority. At the same time, the Company employs an Executive Officer System to provide for the execution of business at various domestic and overseas Matsushita Group companies. This system facilitates the development of optimum corporate strategies that integrate the Group's comprehensive strengths.

In addition, Matsushita realigned the role and structure of the Board of Directors to ensure swift and strategic decision-making, as well as the optimum monitoring of Groupwide matters. Specifically, the Board of Directors concentrates on corporate strategies and the supervision of business domain companies, while Executive Officers handle responsibilities relating to day-to-day operations. Taking into consideration the diversified scope of its business operations, Matsushita has opted to maintain a system where Executive Officers, who are most familiar with the specifics of their respective operations, take an active part in the Board of Directors. Furthermore, to clarify the responsibilities of Directors and create a more dynamic organization, the Company has limited the term of each Director to one year.

Corporate Auditors and the Board of Corporate Auditors

Pursuant to the Company Law, Matsushita has established a Board of Corporate Auditors, which monitors the status of corporate governance and keeps abreast of the day-to-day activities of management, including the Board of Directors. Corporate Auditors participate in shareholder meetings and Board of Directors meetings, and have legal authority to receive reports from Directors, employees and accounting auditors. Full-time Senior Auditors also attend important management meetings and conduct checks in order to ensure effective monitoring. To augment internal auditing functions in business domain companies, Matsushita has assigned Full-time Auditors at each internal divisional company to assist in audits by Corporate Auditors. The Company also inaugurated regular Group Auditor Meetings chaired by the Chairman of the Board of Corporate Auditors of Matsushita Electric Industrial Co., Ltd. to enhance collaboration between the Company's Corporate Auditors, Full-time Auditors of internal divisional companies and Corporate Auditors of the Company's subsidiaries. In addition, through timely reporting and other cooperative activities with Corporate Auditors, the Internal Audit Group makes continuous efforts to enhance the overall effectiveness of audits.

Internal Control Systems

Compliance

In 1992, Matsushita formulated its Code of Conduct, a set of guidelines explaining the Company's business philosophy in an easy-to-understand manner. After a revision in 1998, the code was again amended to the Code of Conduct of the Matsushita Group in January 2005, making it more applicable to global and Groupwide operations from the standpoint of corporate social responsibility (CSR). The code now applies to all Directors, Executive Officers and employees of the Matsushita Group. Moreover, Directors and Executive Officers in charge of ensuring observance of the code were appointed at each Group company. In February 2004, the Company established a Code of Ethics for Directors and Executive Officers. Matsushita also set up a Global Corporate Business Ethics Hotline, enabling all employees to receive advice on work-related and other matters, as well as guidance on work-related laws and questions about violations of corporate ethics. In July 2005, the Company also established a system whereby the Board of Corporate Auditors can directly receive concerns from employees in regards to accounting or auditing irregularities.

In March 2003, the Company established a Corporate Compliance Committee chaired by the President and composed of Directors, Executive Officers and Corporate Auditors. Matsushita also compiled an in-house handbook called the Corporate Compliance Guide, a concise guidebook explaining relevant rules and regulations to employees. Matsushita is thus making concerted efforts to increase awareness about rules and regulations through the handbook and via the Company intranet.

Risk Management

In addition to centralized collection and analysis of information, Matsushita maintains a management cycle that links risk management activities with other business management initiatives. In April 2005, Matsushita established the Global and Group (G&G) Risk Management Committee, consisting of Directors and Executive Officers from various departments of the Corporate Headquarters. Matsushita also established similar functional committees at business domain companies and subsidiaries to formulate appropriate countermeasures on a global

Corporate Governance Structure <Functions of Board of Directors, Executive Officers and Board of Corporate Auditors>



Shareholders Meeting
Appointment
Appointment
Appointment
Board of Directors
Supervisory Functions
Corporate Strategy Decision-making Functions
Audit
Board of Corporate Auditors
Auditing Functions
Accounting Auditor
Empowerment & Supervision
Integration of Group's Comprehensive Strengths
Audit
Accounting Audit
Executive Officers
Execution Functions
Subsidiaries (Business Domain Companies)
Overseas Companies
Internal Divisional Companies (Business Domain Companies)
Sales Divisions
Overseas Divisions
Other Business Divisions, R&D, etc.

Note: Certain Directors concurrently serve as Executive Officers.

and group basis. Specifically, all business domain companies and subsidiaries of the Matsushita Group assess risks once a year, coinciding with the creation of annual business plans. The G&G Risk Management Committee then evaluates risks according to priority, and directs each business domain company on appropriate countermeasures. Matsushita will make comprehensive efforts in risk management to recognize business risks through the above-mentioned process and take countermeasures that protect the interests of all stakeholders, while helping the Company achieve its business goals.

Information Security

With respect to information security, in January 2004, Matsushita established the Corporate Information Security Division to effectively manage and control confidential corporate and private individual information and promote compliance across the Group's global network.

Internal Controls over Financial Reporting

Matsushita has documented its internal control system, designed to ensure reliability in financial reporting, ranging from the control infrastructure to actual internal control activities. In fiscal 2005, the Company reinforced its internal controls by implementing self-checks and self-assessment programs, in addition to regular internal auditing at each business domain company. Matsushita has also appointed an Internal Auditing Manager at each business domain company who audits the compliance status and effectiveness of internal controls. The Corporate Internal Auditing Group supervises these activities in order to ensure the reliability of each company's financial reporting.

Information Disclosure Structure and Execution of Accountability

To enhance transparency and ensure accountability, the Company established the Disclosure Committee, consisting of general or executive managers from departments that handle relevant information. The Committee checks the propriety of statements and descriptions in the Company's annual securities report submitted to the Japanese regulatory authorities and the annual reports including Form 20-F, while confirming the appropriateness and effectiveness of disclosure controls and procedures.

Shareholder-oriented Management Initiatives

With the aim of maximizing shareholder value, on April 28, 2006, the Board of Directors decided to continue the Company's policy to proactively provide returns to shareholders and implement a policy toward large-scale purchases of its shares, in line with a policy of shareholder-oriented management.

For fiscal 2007, ending March 31, 2007, the Company plans to increase total dividends per share to ¥30, compared with ¥20 in fiscal 2006. Regarding share repurchases, the Company plans to repurchase its own shares up to 50 million shares for a maximum of ¥100 billion, to enhance shareholder value per share.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors previously adopted a rule applicable to large-scale purchasers who intend to acquire 20% or more of all voting rights of the Company. This rule requires that (i) a large-scale purchaser provide sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives for the sake of shareholders. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders, by referring to advice from outside professionals, such as lawyers and financial advisors, and fully respecting the opinions of outside directors and corporate auditors.

The Company announced the details of this policy on April 28, 2006 as the policy toward large-scale purchases of Matsushita shares (Enhancement of Shareholder Value [ESV] plan).
For more information, please visit the Company's Web site:
http://panasonic.co.jp/corp/news/official.data/data.dir/en060428-6/en060428-6.html.

Significant Differences in Corporate Governance Practices between Matsushita and U.S. Companies Listed on the NYSE

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Matsushita, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Matsushita.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Matsushita
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.	The Company Law does not require Japanese joint stock corporations with corporate auditors such as Matsushita to have any independent directors on its board of directors. The Company Law has provisions for an "outside director," whose definition is similar to, but not the same as, an independent director under the NYSE Listed Company Manual. An "outside director" is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. A Japanese joint stock corporation with corporate auditors, such as Matsushita, is not obliged under the Company Law to have any outside directors on its board of directors, and is required only to disclose whether each director is an outside director or not and certain other matters concerning the outside director. Matsushita had two (2) outside directors as of June 28, 2006. The tasks of supervising the administration of the company's affairs are assigned not only to the board of directors but also to corporate auditors, as more fully described below.
A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors, and the audit committee must have at least three members and satisfy the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934.	A Japanese joint stock corporation is not required to have any of audit, nominating and compensation committees, except for a "joint stock corporation with specified committees," which is a corporate governance system that started in April 2003 and which may be adopted by Japanese joint stock corporations meeting certain criteria. Most Japanese joint stock corporations, including Matsushita, employ a corporate governance system based on corporate auditors, where the tasks of supervising the administration of the company's affairs are assigned not only to the board of directors but also to corporate auditors who are appointed at a general meeting of shareholders, and who are separate and independent from the board of directors. Each of the corporate auditors sitting on the board of corporate auditors has a statutory duty to supervise the administration of the company's affairs by directors. Under the Company Law, at least half of Matsushita's corporate auditors are required to be "outside corporate auditors" who must meet additional independence requirements. An "outside corporate auditor" is defined as a corporate auditor who does not serve or has not served as a director, accounting counselor, executive officer, manager or in any other capacity as an employee of the company or any of its subsidiaries prior to the appointment. Under the Company Law, Matsushita is required to have at least three (3) Corporate Auditors. Currently, Matsushita has five (5) corporate auditors, of which three (3) are outside corporate auditors as of June 28, 2006. Each Corporate Auditor of Matsushita has a four-year term. In contrast, the term of each Director of Matsushita is one year. Corporate auditors are obliged to attend the meetings of the board of directors and express their opinion at the meetings if necessary. A corporate auditor has a statutory duty to supervise the administration of the company's affairs by directors. The board of corporate auditors and each corporate auditor are required to prepare respectively their audit report of Matsushita each fiscal year. Copies of the audit reports are included in the appendix to the convocation notice of the ordinary general meeting of shareholders. A corporate auditor also has a statutory duty to examine the financial statements of Matsushita and the board of corporate auditors receives auditors' reports from an accounting auditor (a certified public accountant or an accounting firm). The board of corporate auditors has the right to request that Matsushita's directors submit a proposal for dismissal of an accounting auditor to a general meeting of shareholders. The board of corporate auditors also has the right to directly dismiss an accounting auditor under certain conditions. Matsushita's directors must obtain the con-

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by Matsushita
	sent of its board of corporate auditors in order to submit a proposal for election, dismissal and/or non-reelection of an accounting auditor to a general meeting of shareholders. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, Matsushita relies on an exemption under that rule which is available to foreign private issuers with a board of corporate auditors meeting certain requirements.
A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.	Under the Company Law, Matsushita's directors must be elected and/or dismissed at a general meeting of shareholders. The board of directors nominates and submits a proposal for election of directors to a general meeting of shareholders. The board of directors does not have the power to fill vacancies thereon. Matsushita's corporate auditors must also be elected and/or dismissed at a general meeting of shareholders. Matsushita's directors must obtain the consent of the board of corporate auditors in order to submit a proposal for election and/or dismissal of a corporate auditor to a general meeting of shareholders. Each of the corporate auditors has the right to state his/her opinion concerning the election, dismissal and/or resignation of any corporate auditor, including himself/herself, at a general meeting of shareholders. The Board of corporate auditors is also empowered to adopt a resolution requesting that Matsushita's directors submit a proposal for election of specific person as a corporate auditor to a general meeting of shareholders.
A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.	Under the Company Law, the maximum amounts of remunerations, including equity compensation such as stock options, bonuses, and other financial benefits given in consideration of performance of duties (the "remunerations, etc.") of directors and corporate auditors of Japanese joint stock corporations, except for a "joint stock corporation with specified committees," must be approved at a general meeting of shareholders. Matsushita must also obtain the approval at a general meeting of shareholders to change such maximum amounts. Therefore, the remunerations, etc. of the directors and corporate auditors are subject to the approval of shareholders. The maximum total amounts of remunerations for Directors and Corporate Auditors of Matsushita is therefore determined by a resolution at a general meeting of shareholders, and thus remunerations of the Directors and Corporate Auditors of Matsushita are under the oversight of shareholders. The remuneration amount for each Director is determined by Matsushita's Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors. The total amounts of bonuses of the Directors and Corporate Auditors are approved at a general meeting of shareholders.*1 Retirement allowances must also be approved at a general meeting of shareholders when given to retiring Directors and/or Corporate Auditors of Matsushita within a specified range according to Matsushita's prescribed standard.*2 From the fiscal year ended March 31, 2004, the amounts of the remunerations and bonuses of Directors reflect each individual's performance based on CCM (Capital Cost Management) and cash flows, within the range of the approved total referred to above. This new remuneration system is intended to promote continuous growth and enhance profitability on a long-term basis for the Matsushita group as a whole, while ultimately increasing shareholder value. *1 Under provisions of the former Commercial Code, approval at a general meeting of shareholders was obtained for a proposal relating to the appropriation of profit. *2 At the general meeting of shareholders held on June 28, 2006, the retirement allowance system for Directors and Corporate Auditors was abolished by a resolution thereof.
A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to the Company Law, if a Japanese joint stock corporation, such as Matsushita, desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all shareholders on a pro rata basis), such plan must be approved by a "special resolution" of a general meeting of shareholders that satisfies the prescribed quorum. (In the case of Matsushita, such quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required as provided by Matsushita's Articles of Incorporation pursuant to the Company Law.)

Risk Factors

Primarily because of the business areas and geographical areas where it operates, and the highly competitive nature of the industry to which it belongs, Matsushita is exposed to a variety of risks and uncertainties in carrying out its businesses, including, but not limited to, the following:

This section includes forward-looking statements and future expectation as of March 31, 2006.

Risks Related to Economic Conditions

Weakness in Japanese and global economies may cause reduced demand for Matsushita's products

Demand for Matsushita's products and services may be affected by general economic trends in the countries or regions in which Matsushita's products and services are sold. Economic downturns and resulting declines in demand in Matsushita's major markets worldwide may thus adversely affect the Company's business results and financial condition.

Currency exchange rate fluctuations could adversely affect Matsushita's financial results

Although Matsushita is taking measures to reduce or hedge against foreign currency exchange risks, foreign exchange rate fluctuations may adversely affect its business, operating results and financial condition, because Matsushita's international business transactions and costs and prices of Matsushita's products and services in overseas countries are affected by foreign exchange rate changes. In addition, foreign exchange rate changes can also affect the yen value of Matsushita's investments in overseas assets and liabilities because Matsushita's consolidated financial statements are presented in Japanese yen. Generally, an appreciation of the yen against other major currencies such as the U.S. dollar and the euro may adversely affect Matsushita's operating results. Meanwhile, a depreciation of the yen against aforementioned major currencies may have a favorable impact on Matsushita's operating results.

Interest rate fluctuations may adversely affect Matsushita's financial results

Matsushita is exposed to interest rate fluctuation risks which, despite measures taken to hedge such risks, may affect the Company's operational costs, interest expense, interest income and the value of financial assets and liabilities.

Decreases in the value of Japanese stocks may adversely affect Matsushita's financial results

Matsushita holds mostly Japanese stocks as part of its investment securities. Over the past several years, the value of most of these stocks has dropped substantially due to the stagnant Japanese economy, resulting in losses in valuation declines of investment securities. Such decreases in the value of stocks may continue, causing further adverse effects to Matsushita's financial results. The decrease in the value of Japanese stocks may also reduce stockholders' equity on the balance sheet, as unrealized holding gains (losses) of available-for-sale securities are included as part of accumulated other comprehensive income (loss).

Risks Related to Matsushita's Business

Matsushita is subject to intense competition in areas in which it operates, and this may adversely affect its ability to maintain profitability

Matsushita develops, produces and sells a broad range of products and therefore faces many different types of competitors, from large international companies to relatively small, rapidly growing, and highly specialized organizations. Matsushita may choose not to fund or invest in one or more of its businesses to the same degree as its competitors in those businesses do, or it may not be able to do so in a timely manner or at all. These competitors may have greater financial, technological, and marketing resources than Matsushita in the respective businesses in which they compete.

Rapid declines in product prices may adversely affect Matsushita's financial results

Matsushita's business is subject to intense price competition worldwide, which makes it difficult for the Company to determine product prices and maintain adequate profits. Such intensified price competition may adversely affect Matsushita's profits, especially in terms of possible decreases in demand. For the year ending March 31, 2007, Matsushita expects that its product prices in many business areas will continue declining, as has been the case in recent years.

Matsushita's business is, and will continue to be, subject to risks generally associated with international business operations

One of Matsushita's business strategies is business expansion in overseas markets. In many of these markets, Matsushita may face risks generally associated with international manufacturing and other business operations, such as political instability, cultural and religious differences, the spread of infectious diseases and labor relations, as well as economic uncertainty and foreign currency exchange risks. Matsushita may also face barriers in commercial and business customs in foreign countries, including difficulties in timely collection of accounts receivable or in building and expanding relationships with customers, subcontractors or parts suppliers. Matsushita may also experience various political, legal or other restrictions over investment, trade, manufacturing, labor or other aspects of operations, including restrictions on foreign investment or the repatriation of profits on invested capital, nationalization of local industry, changes in export or import restrictions or foreign exchange controls, and changes in the tax system or rate of taxation in countries where Matsushita operates businesses. With respect to products exported overseas, tariffs, other barriers or shipping costs may make Matsushita's products less competitive in terms of price. Expanding its overseas business may require significant investments long before Matsushita realizes returns on such investments, and increased investments may result in expenses growing at a faster rate than revenues.

Matsushita may not be able to keep pace with technological changes and develop new products and services in a timely manner to remain competitive

Matsushita may fail to introduce new products and services in response to technological changes in a timely manner despite its efforts to develop new products and services continuously. Some of Matsushita's core businesses, such as consumer digital electronics and key components and devices, are concentrated in industries where technological innovation is the central competitive factor. Matsushita continuously faces the challenge of developing and introducing viable and innovative new products. Matsushita must predict with reasonable accuracy both future demand and new technologies that will be available to meet such demand. If Matsushita fails to do so, it will not be able to compete in new markets.

Matsushita may not be able to develop product formats that can prevail as de facto standards

Matsushita has been forming alliances and partnerships with other major manufacturers to strengthen technologies and the development of product formats, such as next-generation home and mobile networking products, data storage devices, and software systems. Despite these efforts, Matsushita's competitors may succeed in developing de facto standards for future products before Matsushita. In such cases, the Company's competitive position, operating results and financial condition could be adversely affected.

Matsushita may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals

Matsushita's future success depends largely on its ability to attract and retain certain key personnel, including scientific, technical and management professionals. Matsushita anticipates that it will need to hire additional skilled personnel in all areas of its business. Industry demand for such employees, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. Because of this intense competition for skilled employees, Matsushita may be unable to retain its existing personnel or attract additional qualified employees to keep up with future business needs. If this should happen, Matsushita's future growth, operating results and financial condition could be adversely affected.

Alliances with, and strategic investments in, third parties undertaken by Matsushita may not produce positive results

Matsushita develops its business by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in venture companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Matsushita's goal of introducing new products and services, but Matsushita may not be able to successfully collaborate or achieve expected synergies with its partners. Matsushita does not, however, control these partners, who may make decisions regarding their business undertakings with Matsushita that may be contrary to Matsushita's interests. In addition, if these partners change their business strategies, Matsushita may fail to maintain these partnerships.

Matsushita is dependent on the ability of third parties to deliver parts, components and services in adequate quality and quantity in a timely manner, and at a reasonable price

Matsushita's manufacturing operations depend on obtaining raw materials, parts and components, equipment and other supplies including services from reliable suppliers in adequate quality and quantity in a timely manner. It may be difficult for Matsushita to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect the Matsushita Group's operations. Although Matsushita decides purchase prices by contract, the prices of raw materials including oil, parts and components, may increase due to changes in supply and demand. Some components are only available from a limited number of suppliers, which also may adversely affect Matsushita's operations.

Matsushita is exposed to the risk that its customers may encounter financial difficulties

Many of Matsushita's customers purchase products and services on payment terms that do not provide for immediate payment. If customers from whom Matsushita has substantial accounts receivable encounter financial difficulties and are unable to make payments on time, Matsushita's business, operating results and financial condition could be adversely affected.

Risks Related to Matsushita's Management Plans

Matsushita has implemented its new mid-term management plan "Leap Ahead 21" (announced on January 9, 2004) for the three-year term ending March 2007. Matsushita's business vision focuses on "realizing a ubiquitous networking society" and "contributing to coexistence with the global environment" through cutting-edge technologies. Based on this vision, Matsushita aims to become a company that creates more value for customers.

Due mainly to the various risk factors described in this section, Matsushita may not be successful in achieving all the goals set out in its mid-term business plan. In addition, Matsushita may not be able to improve efficiency or realize growth through these measures due to the increased costs arising from unexpected additional reorganization or restructuring, improper allocation of operational resources or other unpredictable factors. Also, Matsushita announced on April 28, 2006, its annual forecast and major initiatives for the year ending March 31, 2007. However, Matsushita may not be successful in achieving all the targets or in realizing the expected benefits because of various external and internal factors.

Risks Related to Legal Restrictions and Litigations

Matsushita may be subject to product liability or warranty claims that could result in significant direct or indirect costs

The occurrence of defects in Matsushita products could make Matsushita liable for damages not covered by product and completed operation liability insurance, whereby the Company could incur significant expenses. Due to negative publicity concerning these problems, Matsushita's reputation, corporate and brand image, and sales activities may be adversely affected.

Matsushita may fail to protect its proprietary intellectual properties, or face claims of intellectual property infringement by a third party, and may lose its intellectual property rights on key technologies or be liable for significant damages

Matsushita's success depends on its ability to obtain intellectual property rights covering its products and product design. Patents may not be granted or may not be of sufficient scope or force to provide Matsushita with adequate protection or commercial advantage. In addition, effective copyright and trade secret protections may be unavailable or limited in some countries in which Matsushita operates. Competitors or other third parties may also develop technologies that are protected by patents and other intellectual property rights, which make such technologies unavailable or available only on terms unfavorable to Matsushita. Matsushita obtains licenses for intellectual property rights from others; however, such licenses may not be available at all or on acceptable terms only in the future. Litigation may also be necessary to enforce Matsushita's intellectual property rights or to defend against intellectual property infringement claims brought against Matsushita by third parties. In such cases, Matsushita may incur significant expenses for such lawsuits. Furthermore, Matsushita may be prohibited from using certain important technologies or liable for damages in cases of admitted violations of intellectual property rights of others.

Changes in accounting standards and tax systems may adversely affect Matsushita's financial results and condition

Introduction of new accounting standards or tax systems, or changes thereof, which Matsushita cannot predict, may have a material adverse effect on the Company's financial results and operations. In addition, if tax authorities have different opinions from Matsushita on the Company's tax declarations, Matsushita may need to make larger tax payments than estimated.

Payments or compensation related to environmental regulations or issues may adversely affect Matsushita's business, operating results and financial condition

Matsushita is subject to environmental regulations such as those relating to air pollution, water pollution, elimination of hazardous substances, waste management, product recycling, and soil and groundwater contamination, and may be held responsible for certain related payments or compensation. Furthermore, if these regulations become stricter and an additional duty of eliminating the use of environmentally hazardous materials is imposed, or if the Company determines that it is necessary and appropriate, from the viewpoint of corporate social responsibility, to respond to environmental issues, the payment of penalties for the violation of these regulations or voluntary payment of compensation for consolation to parties affected by such issues may adversely affect Matsushita's business, operating results and financial condition.

Leaks of confidential information may adversely affect Matsushita's business

In the normal course of business, Matsushita holds confidential information mainly about customers regarding credit worthiness and other information, as well as confidential information about companies and other third parties. Such information may be leaked due to an accident or other inevitable cause, and any material leakage of confidential information may result in significant expense for related lawsuits and adversely affect Matsushita's business and image. Moreover, there is a risk that Matsushita's trade secrets may be leaked by illegal conduct or by mere negligence of external parties, etc. If such is the case, Matsushita's business may be adversely affected.

Governmental laws and regulations may limit Matsushita's activities or increase its operating costs

Matsushita is subject to governmental regulations in Japan and other countries in which it conducts its business, including governmental approvals required for conducting business and investments, laws and regulations governing the telecommunications businesses and electric product safety, national security-related laws and regulations and export/import laws and regulations, as well as commercial, antitrust, patent, product liability, environmental laws and regulations, consumer protection, financial and business taxation laws and regulations due to the implementation of stricter laws and regulations and stricter interpretations. However, to the extent that Matsushita cannot comply with these laws and regulations, or if they become stricter and Matsushita determines that it would not be economical to continue to comply with them, Matsushita would need to limit its activities in the affected business areas. In addition, these laws and regulations could increase Matsushita's operating costs.

Risks Related to disasters or unpredictable events

Matsushita's facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Matsushita's headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Matsushita also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses or other events occur, or Matsushita's information system or communications network breaks down or operates improperly, Matsushita's facilities may be seriously damaged, or the Company may have to stop or delay production and shipment. Matsushita may incur expenses relating to such damages.

Other Risks

External economic conditions may adversely affect Matsushita's pension plans

Matsushita has contributory, funded benefit pension plans covering substantially all employees in Japan who meet eligibility requirements. A decline in interest rates may cause a decrease in the discount rate on benefit obligations. A decrease in the value of stocks may also affect the return on plan assets. As a result, the unrecognized portion of actuarial loss may increase, leading to a future recognized actuarial loss on an increase in future net periodic benefit costs of these pension plans.

Some long-lived assets may not produce adequate returns

Matsushita has many long-lived assets, such as plant, property and equipment, and goodwill, that generate returns. The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values. If these long-lived assets do not generate sufficient cash flows, impairment losses will have to be recognized, adversely affecting Matsushita's results of operations and financial condition.

Realizability of deferred tax assets may increase Matsushita's provision for income tax

In assessing the realizability of deferred tax assets based on the expected future generation of taxable income, Matsushita considers whether it is more likely than not that any portion or all of the deferred tax assets will not be realized. If Matsushita determines that temporary differences and loss carryforwards cannot be realized upon the generation of future taxable income during the deductible periods due to deteriorating business conditions, valuation allowance against deferred tax assets could be recognized and Matsushita's provision for income tax may increase.

Financial results and condition of associated companies may adversely affect Matsushita's results of operations and financial condition

Matsushita holds equities of several associated companies. Matsushita can exercise influence over operating and financing policies of these companies. However, Matsushita does not have the right to make decisions for them since the companies operate independently. Some companies may record losses. If these associated companies do not generate profits, Matsushita's business results and financial condition may be adversely affected.

American Depositary Share (ADS) holders have fewer rights than shareholders and may not be able to enforce judgments based on U.S. securities laws

The rights of shareholders under Japanese law to take actions, including exercising their voting rights, receiving dividends and distributions, bringing derivative actions, examining Matsushita's accounting books and records, and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its nominee, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to exercise their voting rights underlying ADSs in accordance with the instructions of ADS holders and will pay the dividends and distributions collected from Matsushita. However, ADS holders will not be able to bring a derivative action, examine Matsushita's accounting books and records, or exercise appraisal rights through the depositary.

Basic CSR Policy

Matsushita's unwavering management philosophy of contributing to society as a public entity has guided its business activities since the Company's founding. Matsushita considers implementing this management philosophy to be the core essence of CSR. As a specific guide to the actual implementation of this basic principle, the Company meticulously applies the Matsushita Group Code of Conduct to all Directors, Executive Officers and employees of the Group, both in Japan and overseas. Viewing business activities from multiple perspectives, including the economy, environment and society, Matsushita engages in a diverse range of global environment- and society-oriented initiatives in all its business fields to fulfill its corporate social responsibilities to all stakeholders.

Basic Stance on the Environment

Balancing environmental preservation and business activities, while contributing to the realization of a recycling-oriented society are key facets of Matsushita's commitment to the environment. Seeking to improve its customers' quality of life, the Company is pursuing the creation of new value by working to minimize environmental impact. Matsushita has developed its own Factor X* indicator as a yardstick to assess quantitative progress in these areas, and is accelerating initiatives to introduce environmentally friendly products to the market. Matsushita will continue to strengthen efforts to improve factor evaluations, and work to steadily implement environmental management systems.

*The formula used to calculate Factor X is "improvement of quality of life" divided by "reduction of environmental impact." Factor X can be improved by maximizing quality of life, (the numerator becomes greater), or by minimizing environmental impact (the denominator becomes smaller).


Panasonic

(*1)


Panasonic ideas for life
Bush-Clinton Katrina Fund
$500,000
Five Hundred Thousand Dollars 00/100

(*2)



(*3)

Simultaneous pursuit of environmental conservation and business activities: our basic mission


Peace of mind and security
Comfort and convenience
Universal design
Versatility and flexibility
Improving the quality of life
Minimizing environmental impact
New Value
Ripple effect on society
Global warming
Resources
Chemicals

Combined Environmental and Business Initiatives

Matsushita constructed the Eco & UD Model House within Panasonic Center Tokyo. This life-size model house presents the Company's commitment to creating "new value for living" in a concrete, easy to understand form. The Eco & UD House offers a comfortable and abundant living environment based on the concepts of Eco (coexistence with the environment) and Universal Design (user-friendly living environments for a greater number of people).

In fiscal 2006, Matsushita introduced a "clean factory certification system" as a way to recognize "clean factories," which reduce overall environmental impact in manufacturing processes. In addition to raising the visibility of environmental management at all plants, this will also promote environmental management initiatives rooted in the countries and local regions where factories are located. The PDP plant in Amagasaki, Japan is reducing environmental impact not only through its productivity improvements, but also through a variety of initiatives such as the photocatalytic coating of exterior walls and the reuse of rainwater.

Matsushita is an active participant in the Team Minus 6% national project in Japan aimed at reducing emissions of greenhouse gases by 6%, and is working aggressively to help prevent global warming through energy-saving initiatives at plants and offices, development of environmentally friendly products and active introduction of environmentally friendly company vehicles.

Concerning the use of environmentally harmful substances in products, Matsushita implemented numerous initiatives on a global scale based on Europe's RoHS Directives regarding the use of certain hazardous substances, and was fully compliant with these standards as of October 2005.

Dow Jones Sustainability Index

FTSE4GOOD Global 100 Index

Ethibel Sustainability Index



(*4)



(*5)

Corporate Citizenship Activities

As part of its efforts to nurture the creative talents of children, Matsushita is globally expanding its Kids Witness News educational program that helps elementary and junior high school students create original news programs. (*1)

The Company also collects relief donations from its worldwide operations in order to provide relief to victims of natural disasters, such as Hurricane Katrina that struck the southern U.S.A. in August 2005, as well as to aid rebuilding efforts in afflicted areas. (*2)

The Company provides support to the Okayama Kibikogen Wheelchair "Fureai" Road Race, in which wheelchair athletes and runners compete on the same course. (*3)

Matsushita also supports the Children's Forest Program of the NGO OISCA International, which provides children with valuable opportunities to learn in and about nature. (*4)

With an eye to coexistence with the environment, local contribution and urban beautification, Matsushita created "Sakura Plaza" cherry blossom parks on lands that it owns in Tokyo and Osaka. (*5)

Report on Kerosene Fan Heater Recall and Company's Countermeasures

Emergency initiatives

In 2005, defects in certain kerosene fan heaters, which were manufactured by Matsushita between 1985 and 1992, resulted in hospitalization, and in some cases death, due to exposure to carbon monoxide exhaust. To prevent a recurrence, in November 2005, the Company established a special committee led by President Nakamura to implement recall efforts, product inspections and repairs of affected models of kerosene fan heaters. Using various media, Matsushita notified customers of the risks involved in the use of these products, while sending out employees (approximately 200,000 in total) to distribute leaflets directly to users, and visit suppliers of kerosene.

Future measures to prevent a recurrence

Matsushita has made all-out efforts to locate defective kerosene fan heaters through the cooperation of various parties, and will continue efforts to identify the purchasers and users of all remaining defective heaters. At the same time, to prevent a recurrence, the Company is carrying out a wide range of initiatives.

On May 1, 2006, Matsushita reorganized the aforementioned special committee into a permanent organization, the Corporate FF Customer Support & Management Division, under which Matsushita will continue recall efforts through various public awareness campaigns. Furthermore, the Company will thoroughly review product safety in design and manufacturing processes. Specifically, Matsushita will undertake studies of material deterioration caused by long-term use, together with the development of technologies to prevent risks caused by complex factors involved in the extended use of certain products. Furthermore, the Company will establish a new risk management system to enable prompt action in an emergency, in compliance with its primary principle, the customer comes first. The Company will also reinforce safety education programs for the presidents of all Group companies, the directors of all divisions and the managers responsible for specific operations (such as design, manufacturing, and quality control).

Matsushita thanks all of its stakeholders for their continued support, and will continue to make untiring efforts to fulfill the Company's duties in terms of corporate social responsibility.

For more information about CSR activities, please refer to The Panasonic Report for Sustainability 2006.

For a copy of the report, please direct your request to:
https://sec.panasonic.net/report/rqform.html

For more information about environmental activities, please visit the following Web site:
http://panasonic.net/eco/


The Panasonic Report
for Sustainability 2006
Panasonic
ideas for life

Directors, Corporate Auditors and Executive Officers *(As of June 28, 2006)*

Directors

Chairman of the Board



Kunio Nakamura

Vice Chairman of the Board



Masayuki Matsushita

President



Fumio Ohtsubo

Executive Vice Presidents



Takami Sano

Representative in Tokyo, President of Panasonic Automotive Systems Company, in charge of Industrial Marketing and Sales, Panasonic System Solutions Company, Corporate eNet Business Division and Corporate Construction Business Promotion Division



Susumu Koike

In charge of Technology and Semiconductor Company



Tetsuya Kawakami

In charge of Finance and Accounting

Senior Managing Directors



Toshihiro Sakamoto

President of Panasonic AVC Networks Company



Shunzo Ushimaru

In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales / Electrical Supplies Sales / Project Sales and Building Products Sales, Advertising, Panasonic Center, Logistics, Corporate CS Division and Design, Chairman of Corporate Brand Committee and Showroom Strategic Committee

Managing Directors



Takahiro Mori

In charge of Corporate Planning



Shinichi Fukushima

In charge of Personnel and General Affairs



Junji Esaka

In charge of Home Appliances Business, President of Matsushita Home Appliances Company, in charge of Lighting Company and Healthcare Business Company

Directors



Ikuo Uno

Chairman, Nippon Life Insurance Company



Yoshifumi Nishikawa

President, CEO of Japan Post Corporation



Hidetsugu Otsuru

In charge of Facility Management, Quality Administration, Corporate FF Customer Support & Management Division and Environmental Affairs



Mikio Ito

Director of Corporate Legal Affairs Division, in charge of Corporate Risk Management, Corporate Information Security and Business Ethics



Ikusaburo Kashima

Deputy Chief of Overseas Operations

Honorary Chairman of the Board and Executive Advisor



Masaharu Matsushita

Corporate Auditors

Senior Corporate Auditors



Kazumi Kawaguchi



Yukio Furuta

Corporate Auditors



Yasuo Yoshino

Chairman, Sumitomo Life Insurance Company



Ikuo Hata

Attorney at Law, Oh-ebashi LPC & Partners



Hiroyuki Takahashi

Executive Officers

Senior Managing Executive Officer

Koshi Kitadai
President of Panasonic Electronic Devices Co., Ltd.

Managing Executive Officers

Yoshiaki Kushiki
President of Panasonic Mobile Communications Co., Ltd.

Yasuo Katsura
Director of Tokyo Branch

Tameshige Hirata
President of Matsushita Ecology Systems Co., Ltd.

Toru Ishida
President of Matsushita Battery Industrial Co., Ltd.

Katsutoshi Kanzaki
President of Panasonic Factory Solutions Co., Ltd., in charge of Matsushita Welding Systems Co., Ltd.

Executive Officers

Yoshitaka Hayashi
Director of Corporate Management Division for China and Northeast Asia, Chairman of Panasonic Corporation of China

Fujio Nakajima
Senior Vice President of Panasonic AVC Networks Company, Director of Technology Planning & Development Center

Tomiyasu Chiba
President of Panasonic Shikoku Electronics Co., Ltd.

Nobutane Yamamoto
In charge of Corporate Procurement

Kazuyoshi Fujiyoshi
President of Panasonic Communications Co., Ltd.

Tomio Kawabe
Director of Corporate Management Division for Asia and Oceania, President of Panasonic Asia Pacific Pte. Ltd.

Takae Makita
In charge of Information Systems

Hitoshi Otsuki
Director of Corporate Management Division for Europe, Chairman of Panasonic Europe Ltd.

Masashi Makino
Director of Corporate Manufacturing Innovation Division

Yoshinobu Sato
Director of Corporate Sales Strategy Division for National/Panasonic Retailers

Joachim Reinhart
COO of Panasonic Europe Ltd.

Yutaka Mizuno
Vice President of Panasonic Automotive Systems Company, in charge of Sales

Yoshihiko Yamada
Director of Corporate Management Division for North America, Chairman of Panasonic Corporation of North America

Kazuhiro Tsuga
In charge of Digital Network and Software Technologies

Ikuo Miyamoto
President of Motor Company

Ken Morita
Senior Vice President of Panasonic AVC Networks Company, Director of Visual Products and Display Devices Business Group

Hideo Kawasaki
President of Semiconductor Company

Shigeru Omori
Director of Corporate Industrial Marketing & Sales Division

Takumi Kajisha
In charge of Corporate Communications Division, Vice Chairman of Showroom Strategic Committee

Masaaki Fujita
Senior Vice President of Panasonic AVC Networks Company, Director of PDP TV Business Unit of Visual Products and Display Devices Business Group

Kazunori Takami
In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products

Yoshihisa Fukushima
In charge of Intellectual Property

Makoto Uenoyama
General Manager of Corporate Accounting Group

Financial Section

Contents

Five-Year Summary

Years ended March 31

	Millions of yen, except per share information					Thousands of U.S. dollars, except per share information
	2006	2005	2004	2003	2002	**2006**
For the year						
Net sales	**¥8,894,329**	¥8,713,636	¥7,479,744	¥7,401,714	¥7,073,837	**$76,019,906**
Operating profit (loss)	**414,273**	308,494	195,492	126,571	(198,998)	**3,540,795**
Income (loss) before income taxes	**371,312**	246,913	170,822	68,916	(537,779)	**3,173,607**
Net income (loss)	**154,410**	58,481	42,145	(19,453)	(427,779)	**1,319,744**
Capital investment*	**¥ 345,819**	¥ 374,253	¥ 271,291	¥ 251,470	¥ 320,145	**$ 2,955,718**
Depreciation*	**275,213**	287,400	253,762	283,434	341,549	**2,352,248**
R&D expenditures	**564,781**	615,524	579,230	551,019	566,567	**4,827,188**
At year-end						
Long-term debt	**¥ 264,070**	¥ 477,143	¥ 460,639	¥ 588,202	¥ 708,173	**$ 2,257,009**
Total assets	**7,964,640**	8,056,881	7,438,012	7,834,693	7,768,457	**68,073,846**
Stockholders' equity	**3,787,621**	3,544,252	3,451,576	3,178,400	3,247,860	**32,372,829**
Number of shares issued at year-end (thousands)	**2,453,053**	2,453,053	2,453,053	2,447,923	2,138,515	**2,453,053**
Stockholders	**252,239**	275,413	282,190	275,266	211,796	**252,239**
Employees:						
Domestic	**144,871**	150,642	119,528	121,451	126,378	**144,871**
Overseas	**189,531**	184,110	170,965	166,873	164,854	**189,531**
Total	**334,402**	334,752	290,493	288,324	291,232	**334,402**
Per share data (Yen)						
Net income (loss) per share:						
Basic	**¥ 69.48**	¥ 25.49	¥ 18.15	¥ (8.70)	¥ (206.09)	**$ 0.59**
Diluted	**69.48**	25.49	18.00	(8.70)	(206.09)	**0.59**
Cash dividends per share	**17.50**	15.25	12.50	10.00	12.50	**0.15**
Stockholders' equity per share	**¥1,714.22**	¥1,569.39	¥1,488.77	¥1,347.17	¥1,558.68	**$14.65**
Ratios (%)						
Operating profit (loss)/sales	**4.7%**	3.5%	2.6%	1.7%	(2.8)%	**4.7%**
Income (loss) before income taxes/sales	**4.2**	2.8	2.3	0.9	(7.6)	**4.2**
Net income (loss)/sales	**1.7**	0.7	0.6	(0.3)	(6.0)	**1.7**
Stockholders' equity/total assets	**47.6**	44.0	46.4	40.6	41.8	**47.6**

Notes: 1. See Note 1 (n) to the consolidated financial statements in respect to the calculation of net income (loss) per share amounts. In computing cash dividends per share, the number of shares at the end of the applicable period has been used.
2. Cash dividends per share reflect those paid during each fiscal year.
3. U.S. dollar amounts are translated from yen at the rate of ¥117=U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2006.
4. In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, certain additional charges (such as impairment losses and restructuring charges) are included as part of operating profit (loss) in the consolidated statements of income. See the consolidated statements of income on pages 51 and 54, and Notes 8, 9 and 16 to the consolidated financial statements.

* Excluding intangibles

Consolidated Sales and Earnings Results

Sales

Matsushita's consolidated net sales for fiscal 2006, ended March 31, 2006, increased 2% to ¥8,894.3 billion ($76,020 million), from ¥8,713.6 billion in the previous fiscal year. The global economy in this fiscal year was favorable overall, with strong growth in the United States and China, as well as a moderate economic recovery in Japan. The electronics industry as a whole continued steady growth, with strong demand for IT-related products and rapid market expansion in flat-panel TVs, in addition to an upturn in the components and devices industry. However, a severe business environment continued due mainly to rising raw materials costs and price declines, mainly in digital audiovisual (AV) products, caused by ever-intensified global competition.

Under these circumstances, Matsushita viewed fiscal 2006, the second year of the mid-term management plan Leap Ahead 21, ending March 31, 2007, as a crucial year in establishing growth at each business domain company. To achieve the goals of this management plan, the Company implemented growth strategies and strengthened management structures, achieving a certain degree of success. Matsushita aggressively launched and promoted a new series of V-products to capture top shares in high-volume markets and make a significant contribution to overall business results. Sales of these products increased not only in plasma TVs, digital cameras and other cutting-edge digital AV equipment, but also in home appliances, led by revolutionary refrigerators that feature top-unit compressors to increase internal capacity, tilted-drum washing machines with efficient heat-pump dryers and air conditioners with automatic filter cleaning and dust removal functions. The Company also continued its focus on simultaneous global product introductions in digital AV and other product categories to continually expand priority businesses. A good example of success through this strategy is the plasma TV business. Matsushita has raised its market shares in Japan, the United States and Europe through the simultaneous introduction of plasma TVs in these regions. To further establish the Company's position as the industry leader, Matsushita announced the world's largest full high-definition plasma display. At 103 inches, this product demonstrates Matsushita's unparalleled technologies in the plasma TV field. Meanwhile, through collaboration with Matsushita Electric Works, Ltd. (MEW), Matsushita launched Collaboration V-products such as bathroom systems, modular kitchen systems and air purifiers, while utilizing MEW marketing channels to increase sales of air conditioners.

As a result of these initiatives, sales gains, particularly for V-products, were recorded in digital products, Home Appliances, MEW and PanaHome and Other.

Net Sales
Billions of yen


10,000
7,500
5,000
2,500
0
2002
2003
2004
2005
2006
Domestic Sales
Overseas Sales

Cost of Sales and Selling, General and Administrative Expenses

In fiscal 2006, cost of sales amounted to ¥6,155.3 billion ($52,609 million), remaining mostly unchanged from the previous year as a result of the cost reduction efforts, despite an increase in net sales. Selling, general and administrative expenses were up 4% to ¥2,324.7 billion ($19,870 million) compared to the previous year.

Operating Profit*

Consolidated operating profit for this fiscal year increased 34%, to ¥414.3 billion ($3,541 million), compared with ¥308.5 billion in the previous year. Negative factors such as increased raw materials costs and intensified global price competition were more than offset by sales gains, comprehensive cost reduction efforts and other positive factors.

Operating Profit (Loss)*
Billions of yen


400
300
200
100
0
−100
−200
2002 2003 2004 2005 2006

* In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, certain additional charges (such as impairment losses and restructuring charges) are included as part of operating profit (loss) in the consolidated statements of income. See the consolidated statements of income on pages 51 and 54, and Notes 8, 9 and 16 to the consolidated financial statements.

Other Income (deductions)

In fiscal 2006, interest income increased 45% to ¥28.2 billion ($241 million), and dividends received increased 22% to ¥6.6 billion ($56 million). In addition, in the previous year a gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance to the Japanese Government was recorded, which resulted in a decreased gain of ¥31.5 billion. Meanwhile, other income increased 78% to ¥147.4 billion ($1,260 million) due mainly to the increase in gross realized gains related to the sale of certain securities.

Interest expense decreased 5% to ¥21.7 billion ($185 million), owing primarily to a reduction in short-term and long-term borrowings. Restructuring charges also decreased by more than half of last year's result to ¥49.0 billion ($419 million). The Company incurred ¥24.9 billion ($213 million) as expenses associated with a recall of certain kerosene fan heaters as well as ¥35.3 billion ($302 million) as a write-down of investment securities and ¥66.4 billion ($567 million) as impairment losses on long-lived assets.

Income before Income Taxes

As a result of the above-mentioned factors, including increased operating profit, income before income taxes for fiscal 2006 increased 50% to ¥371.3 billion ($3,174 million), compared with ¥246.9 billion in fiscal 2005, while the ratio to net sales increased 1.4% to 4.2%, compared with 2.8% in the previous year.

Provision for Income Taxes

Provision for income taxes for fiscal 2006 amounted to ¥167.1 billion ($1,428 million), compared with ¥153.3 billion in the previous year. The effective tax rate to income before income taxes declined to 45.0%, from 62.1% a year ago. This is due mainly to tax effects attributable to investments in subsidiaries, despite an increase of valuation allowance to income tax expenses in certain subsidiaries.

Minority Interests

Minority interests (losses) amounted to ¥1.0 billion ($8 million) for fiscal 2006, compared with minority interests (earnings) of ¥27.7 billion in fiscal 2005, due mainly to losses incurred at certain subsidiaries.

Equity in Losses of Associated Companies

In fiscal 2006, equity in losses of associated companies increased to ¥50.8 billion ($434 million), from the previous year's ¥7.4 billion, due mainly to the adverse effects of equity in losses of CRT TV-related associated companies.

Net Income

As a result of all the factors stated in the preceding paragraphs, the Company recorded a net income of ¥154.4 billion ($1,320 million) for fiscal 2006, an increase of 164% from ¥58.5 billion in the previous year. Net income per common share for the fiscal year was ¥69.48 ($0.59), versus a net income per common share of ¥25.49 a year ago.

R&D Expenditures

R&D expenditures for fiscal 2006 decreased 8% to ¥564.8 billion ($4,827 million), representing 6.3% of Matsushita's consolidated net sales, as compared with ¥615.5 billion in fiscal 2005.

In fiscal 2006, Matsushita executed a number of initiatives to accelerate R&D, aimed at the realization of a ubiquitous networking society and coexistence with the global environment. Specifically, the Company promoted key development projects, concentrated technology resources and reinforced intellectual properties strategies.

The key development projects during the fiscal year were: (1) development of the world's largest full HD PDP using ultra-large panel formation technology. Boasting more than 2 million pixels (1,920 x 1,080), the panel achieves consistent and uniform discharge; (2) development of a new Integrated Platform for home AV applications. This platform allows viewers of digital HD broadcasts to simultaneously watch two channels and also record programs in standard definition formats; (3) development of a mobile phone that allows users to view approximately three hours of "One Segment" terrestrial digital TV broadcasts, using power-saving technology; (4) development of a system LSI for high-speed home power line communication applications. This component allows existing home power lines to be used for the simultaneous transmission of HD video, IP telephony and data transmission as a home network; and (5) development of a tilted-drum washer/dryer that uses no heater or water during the dry cycle. This washer/dryer, the world's first to incorporate heat-pump technology, completes a cycle of washing and drying using roughly half the power, water and time required for conventional models.

Additionally, Matsushita took a number of steps to boost the efficiency of R&D activities from the perspective of overall optimization. Specifically, the Company reinforced technology management by aligning company-wide technology strategies and creating a shared roadmap, while other initiatives included a development platform to enable the sharing, accumulation and reuse of technologies and innovations in future R&D processes.

R&D Expenditures
Billions of yen


600
450
300
150
0
2002 2003 2004 2005 2006

Results of Operations by Business Segment

The Company's business segments are classified into six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC and Other. Results of sales and profits by business segment for fiscal 2006, as compared with the previous fiscal year, were as follows:

AVC Networks sales increased 3% to ¥3,986.1 billion ($34,069 million), compared with ¥3,858.8 billion in the same period of the previous year. Within this segment, sales of video and audio equipment increased, due mainly to strong sales of digital AV products, such as plasma TVs and digital cameras. Sales of information and communications equipment also increased, mainly as a result of sales gains in PCs and automotive elec-

Earnings

	Millions of yen					Thousands of U.S. dollars
	2006	2005	2004	2003	2002	**2006**
Operating profit (loss)*	**¥414,273**	¥308,494	¥195,492	¥126,571	¥(198,998)	**$3,540,795**
Income (loss) before income taxes	**371,312**	246,913	170,822	68,916	(537,779)	**3,173,607**
Net income (loss)	**154,410**	58,481	42,145	(19,453)	(427,779)	**1,319,744**
R&D expenditures	**564,781**	615,524	579,230	551,019	566,567	**4,827,188**

* In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, certain additional charges (such as impairment losses and restructuring charges) are included as part of operating profit (loss) in the consolidated statements of income. See the consolidated statements of income on pages 51 and 54, and Notes 8, 9 and 16 to the consolidated financial statements.

tronics equipment, which were more than sufficient to offset decreased sales in mobile phones.

With respect to this segment, profit improved 50% from ¥127.4 billion in fiscal 2005, to ¥190.9 billion ($1,631 million) for fiscal 2006, which is equivalent to 4.8% against sales. This increase was attributable mainly to expanded sales in digital products and cost rationalization.

Sales of Home Appliances increased 1% to ¥1,241.2 billion ($10,609 million), compared with ¥1,229.8 billion in the previous year. Within Home Appliances, sales gains were recorded in air conditioners and microwave ovens, which were sufficient to offset decreased sales in vacuum cleaners and other household equipment.

Profit in this segment rose 3% from ¥74.8 billion in fiscal 2005, to ¥77.1 billion ($659 million) for fiscal 2006, or 6.2% of sales. This increase was due mainly to the successful introduction of new high-value-added products, combined with the effects of various rationalization activities.

Sales of Components and Devices decreased 7% to ¥1,368.3 billion ($11,695 million), from the previous year's ¥1,469.0 billion. Sluggish sales in semiconductors for the fiscal year, despite increased sales in electronic components and devices, led to overall lower sales.

With respect to this segment, profit increased 40% from ¥57.8 billion in fiscal 2005, to ¥81.1 billion ($693 million) for fiscal 2006, owing largely to cost rationalization effects, which were sufficient to offset the negative effects of decreased sales. Profit against sales for this segment was 5.9% for fiscal 2006.

Sales of MEW and PanaHome increased 4% to ¥1,747.2 billion ($14,933 million), compared with ¥1,686.3 billion a year ago. Sales at MEW and its subsidiaries were mostly unchanged from the previous year, with favorable sales in electrical construction materials and automation controls. At PanaHome Corporation, sales gains were recorded in detached housing, contributing to increased sales overall.

With respect to this segment, profit increased 9% to

Information by Business Segment

	Millions of yen					Thousands of U.S. dollars
	2006	2005	2004	2003	2002	**2006**
Sales:						
AVC Networks	**¥ 3,986,088**	¥ 3,858,781	¥ 3,840,268	¥3,668,195	¥3,508,624	**$ 34,069,128**
Home Appliances	**1,241,202**	1,229,768	1,223,190	1,197,481	1,170,785	**10,608,564**
Components and Devices	**1,368,258**	1,469,007	1,659,672	1,709,732	1,534,728	**11,694,513**
MEW and PanaHome	**1,747,207**	1,686,257	—	—	—	**14,933,393**
JVC	**703,116**	730,209	818,999	851,509	834,819	**6,009,538**
Other	**1,315,292**	1,027,123	948,728	819,055	725,357	**11,241,812**
Eliminations	**(1,466,834)**	(1,287,509)	(1,011,113)	(844,258)	(700,476)	**(12,537,042)**
Consolidation total	**¥ 8,894,329**	¥ 8,713,636	¥ 7,479,744	¥7,401,714	¥7,073,837	**$ 76,019,906**
Segment profit:						
AVC Networks	**¥ 190,885**	¥ 127,366	¥ 129,102	¥ 82,828	¥ (35,626)	**$ 1,631,496**
Home Appliances	**77,135**	74,794	52,759	45,240	32,611	**659,274**
Components and Devices	**81,111**	57,761	50,099	31,213	(95,714)	**693,256**
MEW and PanaHome	**72,694**	66,761	—	—	—	**621,316**
JVC	**(5,782)**	9,887	24,675	21,863	(12,345)	**(49,419)**
Other	**62,225**	38,352	14,701	13,042	(32,388)	**531,838**
Corporate and eliminations	**(63,995)**	(66,427)	(75,844)	(67,615)	(55,536)	**(546,966)**
Total segment profit (loss)	**¥ 414,273**	¥ 308,494	¥ 195,492	¥ 126,571	¥ (198,998)	**$ 3,540,795**

Notes: 1. MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, a new business segment, "MEW and PanaHome," has been added from fiscal 2005.
2. Under the collaboration with MEW, the Company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, fiscal 2005 business segment information for "Home Appliances" and "MEW and PanaHome" has been reclassified to conform with fiscal 2006 for information by business segment.

¥72.7 billion ($621 million), which is equal to 4.2% of sales, from ¥66.8 billion in the previous year, as a result of an increase in sales and cost rationalization efforts.

Sales of JVC were ¥703.1 billion ($6,010 million), down 4% from ¥730.2 billion in the previous year. Despite favorable sales in software and media, sales downturns in AV equipment and devices led to overall decreased sales compared with a year ago.

With respect to this segment, profit decreased from a gain of ¥9.9 billion in fiscal 2005, to a loss of ¥5.8 billion ($49 million) for fiscal 2006, due mainly to delayed launches of digital AV products and price declines in digital products.

Sales in the Other segment amounted to ¥1,315.3 billion ($11,242 million), a sharp increase of 28% from the previous year, due mainly to favorable sales in factory automation (FA) equipment.

With respect to this segment, profit jumped 62% from ¥38.4 billion for fiscal 2005, 4.7% against sales, to ¥62.2 billion ($532 million) in fiscal 2006, owing primarily to sales increases as well as the effects of various rationalization efforts.

Sales by Region

Sales in Japan increased 1% to ¥4,611.4 billion ($39,414 million), from ¥4,580.5 billion in fiscal 2005, due mainly to increased sales of digital AV products, such as plasma TVs and digital cameras, automotive electronics equipment and air-conditioners.

Overseas sales were up by 4%, to ¥4,282.9 billion ($36,606 million), from ¥4,133.1 billion in the previous fiscal year.

By region, sales in the Americas increased 8% to ¥1,387.4 billion ($11,858 million), from ¥1,283.0 billion. Sales of plasma TVs, PCs and video broadcasting systems showed significant year-on-year growth, resulting in sales gains in AVC Networks, and an overall increase in sales for this region.

Sales in Europe decreased 1% to ¥1,113.6 billion ($9,518 million), from the previous year's ¥1,122.5 billion. Despite increased sales of plasma TVs, digital cameras and DVD recorders, sales declines were recorded in audio equipment, mobile phones and facsimiles in AVC Networks, as well as air-conditioners in Home Appliances, resulting in an overall decrease in sales for this region.

In the Asia and Others region, sales increased 3% to ¥1,781.9 billion ($15,230 million). In Asia (excluding China), strong sales were recorded in plasma TVs, digital cameras and optical disc drives for PCs in AVC Networks, as well as air-conditioners, lighting equipment and general electronic components, sufficient to offset decreased sales in semiconductors and other products, resulting in overall sales gains. Meanwhile, in China, sales gains were recorded for plasma TVs and digital cameras, sufficient to offset weak sales for optical disc drives for PCs, air-conditioners and other products, resulting in overall increased sales.

Sales by Region

	Millions of yen					Thousands of U.S. dollars
	2006	2005	2004	2003	2002	**2006**
Domestic sales	**¥4,611,440**	¥4,580,555	¥3,477,492	¥3,453,836	¥3,313,912	**$39,414,017**
Overseas sales:						
North and South America	**1,387,424**	1,282,956	1,326,940	1,420,802	1,495,258	**11,858,325**
Europe	**1,113,556**	1,122,493	1,080,143	999,637	839,248	**9,517,573**
Asia and Others	**1,781,909**	1,727,632	1,595,169	1,527,439	1,425,419	**15,229,991**
Total	**4,282,889**	4,133,081	4,002,252	3,947,878	3,759,925	**36,605,889**
Total	**¥8,894,329**	¥8,713,636	¥7,479,744	¥7,401,714	¥7,073,837	**$76,019,906**

Financial Position and Liquidity

Total Assets, Liabilities and Shareholders' Equity

The Company's consolidated total assets as of March 31, 2006 decreased ¥92.3 billion to ¥7,964.6 billion ($68,074 million), as compared to ¥8,056.9 billion at the end of the last fiscal year.

The Company's consolidated total liabilities as of March 31, 2006 also decreased ¥341.3 billion to ¥3,675.4 billion ($31,414 million), attributable to a decrease in retirement and severance benefits as well as repayments of borrowings and bonds in certain subsidiaries.

Minority interests increased ¥5.7 billion to ¥501.6 billion ($4,287 million).

Stockholders' equity increased ¥243.3 billion to ¥3,787.6 billion ($32,373 million), from the previous year's ¥3,544.3 billion. Although stockholders' equity decreased by ¥87.0 billion due to the repurchase of the Company's own shares as part of Matsushita's strategy to enhance shareholder value, total stockholders' equity increased due mainly to an increase of ¥114.8 billion in retained earnings and a decrease of ¥212.3 billion in accumulated other comprehensive loss, which reflects improved cumulative translation adjustments, unrealized holding gains of available-for-sale securities and minimum pension liability adjustments, as mentioned above.

Profit Distribution

During fiscal 2006, the Company distributed an interim (semiannual) cash dividend of ¥10 per common share. As for the year-end dividend for fiscal 2006, the Company decided, with shareholders' approval, to distribute ¥10 per common share. Accordingly, total dividends for fiscal 2006, including the interim dividend, were ¥20 per common share.

Capital Investment and Depreciation**

Capital investment (excluding intangibles) during fiscal 2006 totaled ¥345.8 billion ($2,956 million), down 8% from the previous fiscal year's total of ¥374.3 billion. The Company implemented capital investment primarily to increase production capacity in strategic businesses that are expected to drive future growth, such as semiconductors and digital AV equipment, particularly plasma TVs, while at the same time curbing capital investment in a number of business areas, in line with increasing management emphasis on capital efficiency.

Depreciation (excluding intangibles) during the fiscal year amounted to ¥275.2 billion ($2,352 million), compared with ¥287.4 billion in the previous fiscal year, as a result of the above-mentioned decrease in overall capital investment.

Total Assets and Stockholders' Equity
Billions of yen



10,000
7,500
5,000
2,500
0
2002 2003 2004 2005 2006
Total Assets
Stockholders' Equity

Capital Investment and Depreciation
Billions of yen



450
300
150
0
2002 2003 2004 2005 2006
Capital Investment
Depreciation

Financial Position and Liquidity

	Millions of yen					Thousands of U.S. dollars
	2006	2005	2004	2003	2002	**2006**
Total assets (at year-end)	**¥7,964,640**	¥8,056,881	¥7,438,012	¥7,834,693	¥7,768,457	**$68,073,846**
Stockholders' equity (at year-end)	**3,787,621**	3,544,252	3,451,576	3,178,400	3,247,860	**32,372,829**
Capital investment* **:						
Purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows	**356,751**	352,203	275,544	246,603	342,107	**3,049,154**
Effect of timing difference between acquisition dates and payment dates	**(10,932)**	22,050	(4,253)	4,867	(21,962)	**(93,436)**
	345,819	374,253	271,291	251,470	320,145	**2,955,718**
Depreciation*	**275,213**	287,400	253,762	283,434	341,549	**2,352,248**

* Excluding intangibles

** Reconciliation of Non U.S. GAAP capital investment figures

The Company defines capital investment as purchases of property, plant and equipment on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. The Company has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to investors to present accrual basis capital investments in addition to the cash basis information in the consolidated statements of cash flows.

The above table shows a reconciliation of capital investment to purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows.

Cash Flows

Net cash provided by operating activities in fiscal 2006 amounted to ¥575.4 billion ($4,918 million), compared with ¥464.6 billion in the previous fiscal year. This increase, despite an increase in trade receivables, was attributable mainly to the improvement in net income and an increase in trade payables.

Net cash provided by investing activities amounted to ¥407.1 billion ($3,479 million), compared with net cash used in investing activities of ¥178.3 billion in fiscal 2005, due mainly to proceeds from sale of the majority shares of Matsushita Leasing & Credit Co., Ltd. as well as dividend and loan collections from this company, in addition to the sale of Universal Studios Holding 1 Corp. shares.

Net cash used in financing activities was ¥524.6 billion ($4,483 million), compared with ¥405.6 billion in fiscal 2005. This was mainly attributable to a decrease in proceeds from long-term debt and an increase in repayments of long-term debt.

All these activities, compounded by the effect of exchange rate fluctuations, resulted in a net increase of ¥497.6 billion ($4,253 million) in cash and cash equivalents during fiscal 2006. Cash and cash equivalents at the end of fiscal 2006 totaled ¥1,667.4 billion ($14,251 million), compared with ¥1,169.8 billion a year ago.

Reference: Consolidated Statements of Income

For reconciliation of operating profit to income before income taxes, see the following financial information, which has been derived from the consolidated statements of operations for fiscal 2003 and 2002.

(For the fiscal years 2006, 2005 and 2004, see the consolidated statements of income on page 54.)

	Millions of yen	
	2003	2002
Revenues, costs and expenses:		
Net sales	¥7,401,714	¥7,073,837
Cost of sales	(5,323,605)	(5,312,039)
Selling, general and administrative expenses	(1,951,538)	(1,960,796)
Interest income	22,267	34,361
Dividends received	4,506	8,219
Other income	64,677	54,146
Interest expense	(32,805)	(45,088)
Other deductions	(116,300)	(390,419)
Income (loss) before income taxes	¥ 68,916	¥ (537,779)

Consolidated Balance Sheets

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 2)
Assets	**2006**	2005	**2006**
Current assets:			
Cash and cash equivalents (Note 10)	**¥1,667,396**	¥1,169,756	**$14,251,248**
Time deposits (Note 10)	**11,001**	144,781	**94,026**
Short-term investments (Notes 6 and 19)	**56,753**	11,978	**485,068**
Trade receivables (Notes 5, 7 and 17):			
Notes	**66,707**	107,317	**570,145**
Accounts	**1,117,508**	1,188,257	**9,551,351**
Allowance for doubtful receivables	**(37,400)**	(43,836)	**(319,658)**
Net trade receivables	**1,146,815**	1,251,738	**9,801,838**
Inventories (Note 4)	**915,262**	893,425	**7,822,752**
Other current assets (Notes 8, 12 and 19)	**609,326**	558,854	**5,207,914**
Total current assets	**4,406,553**	4,030,532	**37,662,846**
Noncurrent receivables (Note 7)	**—**	246,201	**—**
Investments and advances (Notes 5, 6 and 19)	**1,100,035**	1,146,505	**9,402,009**
Property, plant and equipment (Notes 7, 8 and 10):			
Land	**374,989**	393,635	**3,205,034**
Buildings	**1,667,764**	1,665,243	**14,254,393**
Machinery and equipment	**3,142,607**	3,087,155	**26,859,889**
Construction in progress	**71,037**	84,139	**607,154**
	5,256,397	5,230,172	**44,926,470**
Less accumulated depreciation	**3,624,058**	3,572,092	**30,974,855**
Net property, plant and equipment	**1,632,339**	1,658,080	**13,951,615**
Other assets:			
Goodwill (Notes 3 and 9)	**413,137**	461,912	**3,531,086**
Intangible assets (Notes 3 and 9)	**104,158**	101,585	**890,239**
Other assets (Notes 11 and 12)	**308,418**	412,066	**2,636,051**
Total other assets	**825,713**	975,563	**7,057,376**
	¥7,964,640	¥8,056,881	**$68,073,846**

See accompanying Notes to Consolidated Financial Statements.

Liabilities and Stockholders' Equity	Millions of yen 2006	2005	Thousands of U.S. dollars (Note 2) 2006
Current liabilities:			
Short-term borrowings, including current portion of long-term debt (Notes 7, 10 and 19)	¥ 339,845	¥ 385,474	$ 2,904,658
Trade payables (Note 5):			
Notes	66,316	37,099	566,803
Accounts	914,963	828,920	7,820,197
Total trade payables	981,279	866,019	8,387,000
Accrued income taxes (Note 12)	51,128	47,916	436,991
Accrued payroll	142,594	145,871	1,218,752
Other accrued expenses (Note 20)	842,467	789,999	7,200,573
Deposits and advances from customers	90,600	92,089	774,359
Employees' deposits	14,065	118,441	120,214
Other current liabilities (Notes 12 and 19)	423,090	383,082	3,616,154
Total current liabilities	2,885,068	2,828,891	24,658,701
Noncurrent liabilities:			
Long-term debt (Notes 7, 10 and 19)	264,070	477,143	2,257,009
Retirement and severance benefits (Note 11)	414,266	597,163	3,540,735
Other liabilities (Note 12)	112,024	113,491	957,470
Total noncurrent liabilities	790,360	1,187,797	6,755,214
Minority interests	501,591	495,941	4,287,102
Stockholders' equity:			
Common stock (Note 13):			
Authorized—4,950,000,000 shares			
Issued—2,453,053,497 shares (2,453,053,497 shares in 2005)	258,740	258,740	2,211,453
Capital surplus (Note 13)	1,234,289	1,230,701	10,549,479
Legal reserve (Note 13)	87,526	87,838	748,085
Retained earnings (Note 13)	2,575,890	2,461,071	22,016,154
Accumulated other comprehensive income (loss) (Notes 6, 11, 14 and 18):			
Cumulative translation adjustments	(162,331)	(245,642)	(1,387,444)
Unrealized holding gains of available-for-sale securities	145,306	72,608	1,241,932
Unrealized gains of derivative instruments	1,326	6,403	11,333
Minimum pension liability adjustments	(10,420)	(71,746)	(89,060)
Total accumulated other comprehensive income (loss)	(26,119)	(238,377)	(223,239)
Treasury stock, at cost (Note 13): 243,521,506 shares (194,695,787 shares in 2005)	(342,705)	(255,721)	(2,929,103)
Total stockholders' equity	3,787,621	3,544,252	32,372,829
Commitments and contingent liabilities (Note 20)			
	¥7,964,640	¥8,056,881	$68,073,846

Consolidated Statements of Income

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	**2006**
Revenues, costs and expenses:				
Net sales (Note 5)	**¥ 8,894,329**	¥8,713,636	¥7,479,744	**$ 76,019,906**
Cost of sales (Notes 5 and 17)	**(6,155,297)**	(6,176,046)	(5,313,065)	**(52,609,376)**
Selling, general and administrative expenses (Note 17)	**(2,324,759)**	(2,229,096)	(1,971,187)	**(19,869,735)**
Interest income	**28,216**	19,490	19,564	**241,162**
Dividends received	**6,567**	5,383	5,475	**56,128**
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance (Note 11)	**—**	31,509	72,228	**—**
Other income (Notes 6, 7, 17 and 18)	**147,399**	82,819	59,544	**1,259,821**
Interest expense	**(21,686)**	(22,827)	(27,744)	**(185,350)**
Goodwill impairment (Note 9)	**(50,050)**	(3,559)	—	**(427,778)**
Other deductions (Notes 5, 6, 8, 9, 16, 17 and 18)	**(153,407)**	(174,396)	(153,737)	**(1,311,171)**
Income before income taxes	**371,312**	246,913	170,822	**3,173,607**
Provision for income taxes (Note 12):				
Current	**96,341**	96,529	77,375	**823,427**
Deferred	**70,748**	56,805	21,160	**604,684**
	167,089	153,334	98,535	**1,428,111**
Income before minority interests and equity in losses of associated companies	**204,223**	93,579	72,287	**1,745,496**
Minority interests	**(987)**	27,719	19,618	**(8,436)**
Equity in losses of associated companies (Note 5)	**(50,800)**	(7,379)	(10,524)	**(434,188)**
Net income	**¥ 154,410**	¥ 58,481	¥ 42,145	**$ 1,319,744**

	Yen			U.S. dollars (Note 2)
Net income per share of common stock (Note 15):				
Basic	**¥ 69.48**	¥ 25.49	¥ 18.15	**$ 0.59**
Diluted	**69.48**	25.49	18.00	**0.59**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	**2006**
Common stock (Notes 13 and 17):				
Balance at beginning of year	**¥ 258,740**	¥ 258,740	¥ 258,738	**$ 2,211,453**
Issuance of common stock for conversion of bonds	**—**	—	2	**—**
Balance at end of year	**¥ 258,740**	¥ 258,740	¥ 258,740	**$ 2,211,453**
Capital surplus (Notes 13 and 17):				
Balance at beginning of year	**¥1,230,701**	¥1,230,476	¥1,219,686	**$10,518,812**
Issuance of common stock for conversion of bonds	**—**	—	2	**—**
Treasury stock provided for conversion of bonds	**—**	—	4,209	**—**
Stock issued under exchange offering	**—**	—	6,579	**—**
Transfer from legal reserve and retained earnings due to merger of a subsidiary	**798**	—	—	**6,821**
Sale of treasury stock	**62**	225	—	**530**
Increase in capital surplus and transfer to minority interests arising on conversion of bonds by a subsidiary	**2,728**	—	—	**23,316**
Balance at end of year	**¥1,234,289**	¥1,230,701	¥1,230,476	**$10,549,479**
Legal reserve (Note 13):				
Balance at beginning of year	**¥ 87,838**	¥ 83,175	¥ 80,700	**$ 750,752**
Transfer from retained earnings	**438**	4,663	2,475	**3,744**
Transfer to capital surplus due to merger of a subsidiary	**(750)**	—	—	**(6,411)**
Balance at end of year	**¥ 87,526**	¥ 87,838	¥ 83,175	**$ 748,085**
Retained earnings (Note 13):				
Balance at beginning of year	**¥2,461,071**	¥2,442,504	¥2,432,052	**$21,034,795**
Net income	**154,410**	58,481	42,145	**1,319,744**
Cash dividends	**(39,105)**	(35,251)	(29,218)	**(334,231)**
Transfer to legal reserve	**(438)**	(4,663)	(2,475)	**(3,744)**
Transfer to capital surplus due to merger of a subsidiary	**(48)**	—	—	**(410)**
Balance at end of year	**¥2,575,890**	¥2,461,071	¥2,442,504	**$22,016,154**
Accumulated other comprehensive income (loss) (Note 14):				
Balance at beginning of year	**¥ (238,377)**	¥ (399,502)	¥ (705,642)	**$ (2,037,410)**
Other comprehensive income, net of tax	**212,258**	161,125	306,140	**1,814,171**
Balance at end of year	**¥ (26,119)**	¥ (238,377)	¥ (399,502)	**$ (223,239)**
Treasury stock (Note 13):				
Balance at beginning of year	**¥ (255,721)**	¥ (163,817)	¥ (107,134)	**$ (2,185,650)**
Treasury stock acquired due to acquisition of additional shares of newly consolidated subsidiaries (Note 3)	**—**	(124)	—	**—**
Repurchase of common stock	**(87,150)**	(92,879)	(69,394)	**(744,872)**
Sale of treasury stock	**166**	1,099	—	**1,419**
Conversion of bonds	**—**	—	12,711	**—**
Balance at end of year	**¥ (342,705)**	¥ (255,721)	¥ (163,817)	**$ (2,929,103)**
Disclosure of comprehensive income (loss) (Note 14):				
Net income	**¥ 154,410**	¥ 58,481	¥ 42,145	**$ 1,319,744**
Other comprehensive income (loss), net of tax:				
Translation adjustments	**83,311**	36,645	(121,163)	**712,060**
Unrealized holding gains (losses) of available-for-sale securities	**72,698**	(15,496)	106,186	**621,350**
Unrealized gains (losses) of derivative instruments	**(5,077)**	(273)	7,766	**(43,393)**
Minimum pension liability adjustments	**61,326**	140,249	313,351	**524,154**
Total comprehensive income	**¥ 366,668**	¥ 219,606	¥ 348,285	**$ 3,133,915**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Matsushita Electric Industrial Co., Ltd. and Subsidiaries
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2006	2005	2004	**2006**
Cash flows from operating activities (Note 17):				
Net income	**¥ 154,410**	¥ 58,481	¥ 42,145	**$ 1,319,744**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**309,399**	325,465	278,177	**2,644,436**
Net gain on sale of investments	**(47,449)**	(31,399)	(11,327)	**(405,547)**
Provision for doubtful receivables	**8,409**	4,963	3,154	**71,872**
Deferred income taxes	**70,748**	56,805	21,160	**604,684**
Write-down of investment securities (Notes 5 and 6)	**35,292**	16,186	52,492	**301,641**
Impairment loss on long-lived assets (Notes 8 and 9)	**66,378**	33,078	11,666	**567,333**
Minority interests	**(987)**	27,719	19,618	**(8,436)**
(Increase) decrease in trade receivables	**(31,042)**	61,207	35,248	**(265,316)**
(Increase) decrease in inventories	**36,498**	84,405	(37,016)	**311,948**
(Increase) decrease in other current assets	**(57,990)**	14,649	13,450	**(495,641)**
Increase (decrease) in trade payables	**112,340**	(74,276)	87,226	**960,171**
Increase (decrease) in accrued income taxes	**3,872**	(3,422)	12,254	**33,094**
Increase (decrease) in accrued expenses and other current liabilities	**37,108**	(10,736)	10,782	**317,162**
Increase (decrease) in retirement and severance benefits	**(73,180)**	(99,499)	(67,332)	**(625,470)**
Increase (decrease) in deposits and advances from customers	**(13,304)**	(13,873)	(15,906)	**(113,710)**
Other	**(35,084)**	14,809	17,435	**(299,863)**
Net cash provided by operating activities	**575,418**	464,562	473,226	**4,918,102**
Cash flows from investing activities (Note 17):				
Proceeds from sale of short-term investments	**41,867**	6,117	—	**357,837**
Purchase of short-term investments	**(54,967)**	(9,001)	(702)	**(469,803)**
Proceeds from disposition of investments and advances	**849,409**	101,374	68,468	**7,259,906**
Increase in investments and advances	**(385,865)**	(133,636)	(207,869)	**(3,297,992)**
Capital expenditures	**(356,751)**	(352,203)	(275,544)	**(3,049,154)**
Proceeds from disposals of property, plant and equipment	**168,631**	78,131	113,008	**1,441,291**
(Increase) decrease in finance receivables	**—**	26,823	30,697	**—**
(Increase) decrease in time deposits	**141,289**	27,748	202,808	**1,207,598**
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	**—**	82,208	—	**—**
Proceeds from sale of shares of subsidiaries and dividends received	**63,083**	—	—	**539,171**
Other	**(59,605)**	(5,857)	(16,311)	**(509,444)**
Net cash provided by (used in) investing activities	**407,091**	(178,296)	(85,445)	**3,479,410**
Cash flows from financing activities (Note 17):				
Increase (decrease) in short-term borrowings	**15,037**	(8,009)	(39,577)	**128,521**
Increase (decrease) in employees' deposits	**(104,835)**	(125,261)	119	**(896,025)**
Proceeds from long-term debt	**30,653**	119,422	108,026	**261,991**
Repayments of long-term debt	**(328,243)**	(251,554)	(228,039)	**(2,805,495)**
Dividends paid	**(39,105)**	(35,251)	(29,218)	**(334,231)**
Dividends paid to minority interests	**(16,281)**	(14,765)	(4,675)	**(139,154)**
Repurchase of common stock (Note 13)	**(87,150)**	(92,879)	(69,394)	**(744,872)**
Sale of treasury stock (Note 13)	**228**	1,324	—	**1,949**
Other	**5,128**	1,395	5,963	**43,829**
Net cash used in financing activities	**(524,568)**	(405,578)	(256,795)	**(4,483,487)**
Effect of exchange rate changes on cash and cash equivalents	**39,699**	14,054	(23,442)	**339,308**
Net increase (decrease) in cash and cash equivalents	**497,640**	(105,258)	107,544	**4,253,333**
Cash and cash equivalents at beginning of year	**1,169,756**	1,275,014	1,167,470	**9,997,915**
Cash and cash equivalents at end of year	**¥1,667,396**	¥1,169,756	¥1,275,014	**$14,251,248**

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

(a) Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the "Company," including consolidated subsidiaries, unless the context otherwise requires) is one of the world's leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.
Most of the Company's products are marketed under "Panasonic" and several other trade names, including "National," "Technics," "Quasar," "Victor," "JVC" and "PanaHome."

Sales in fiscal 2006 were categorized as follows: AVC Networks—41%, Home Appliances—13%, Components and Devices—12%, MEW and PanaHome*—18%, JVC—8%, and Other—8%. A sales breakdown in fiscal 2006 by geographical market was as follows: Japan—52%, North and South America—16%, Europe—12%, and Asia and Others—20%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

* MEW stands for Matsushita Electric Works, Ltd. and PanaHome stands for PanaHome Corporation.

(b) Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R).

The Company changed the presentation of "deposits and advances from customers" from net cash used in financing activities to net cash provided by operating activities in the consolidated statements of cash flows for the year ended March 31, 2006. In addition, the Company revised the corresponding prior year presentation. The revision decreased net cash provided by operating activities and increased net cash used in financing activities by ¥13,873 million and ¥15,906 million for the years ended March 31, 2005 and 2004, respectively. These changes were not material to the consolidated statements of cash flows for these years.

(d) Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on the accompanying consolidated financial statements.

The Company's policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered and services rendered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in "Other accrued expenses." Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product's value, and are classified as a reduction of revenue on the consolidated statements of income. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or the date at which the incentive is offered, and are recorded as reductions of sales in accordance with EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

(e) Leases (See Note 7)

Prior to April 1, 2005, a subsidiary of the Company leased machinery and equipment to third parties. Leases of such assets were principally accounted for as direct financing leases and included in "Trade receivables—Accounts" and "Noncurrent receivables" in the accompanying consolidated balance sheet.

On April 1, 2005, the Company sold the majority shares of this subsidiary to a third party, and began to account for its remaining investment using the equity method.

(f) Inventories (See Note 4)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g) Foreign Currency Translation (See Note 14)

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

(h) Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

(i) Goodwill and Other Intangible Assets (See Note 9)

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually based on assessment of current estimated fair value of the intangible asset. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment based on an assessment of the undiscounted cash flows expected by the asset. An impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j) Investments and Advances (See Notes 5, 6 and 14)

Investments and advances primarily consist of investments in and advances to associated companies, cost method investments, available-for-sale securities, and long-term deposits. Cost method investments and long-term deposits are recorded at historical cost.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% ownership interest, and corporate joint ventures. The Company also uses the equity method for some subsidiaries if the minority shareholders have substantive participating rights. Under the equity method of accounting, investments are stated at their underlying net equity value after elimination of intercompany profits. The cost method is used when the Company does not have significant influence.

The excess of cost of the stock of the associated companies over the Company's share of their net assets at the acquisition date, included in the equity investment balance, is recognized as equity method goodwill. Such equity method goodwill is not being amortized and is instead tested for impairment as part of the equity method investment.

The Company accounts for debt and equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Realized gains and losses are determined on the average cost method and reflected in earnings.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

Investments in associated companies, cost method investments and available-for-sale securities are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on quoted market prices, discounted cash flows or other valuation techniques as appropriate.

(k) Allowance for Doubtful Receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(l) Income Taxes (See Note 12)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Advertising (See Note 17)

Advertising costs are expensed as incurred.

(n) Net Income per Share (See Notes 13 and 15)

The Company accounts for net income per share in accordance with SFAS No. 128, "Earnings per Share." This Statement establishes standards for computing net income per share and requires dual presentation of basic and diluted net income per share on the face of the statements of income for all entities with complex capital structures.

Under SFAS No. 128, basic net income per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(o) Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(p) Derivative Financial Instruments (See Notes 14, 18 and 19)

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

The Company accounts for derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The Company recognizes derivatives in the consolidated balance sheets at their fair value in "Other current assets," "Other assets," "Other current liabilities" or "Other liabilities." On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair-value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), or a foreign-currency fair-value or cash-flow hedge ("foreign-currency" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

(q) Impairment of Long-Lived Assets (See Note 8)

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(r) Restructuring Charges (See Note 16)

The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Pursuant to SFAS No. 146, liabilities for restructuring costs are recognized when the liability is incurred, which may be subsequent to the date when the Company has committed to a restructuring plan.

(s) Stock-Based Compensation (See Note 13)

SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-based-method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its stock option plans described in Note 13, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans.

If the accounting provision of SFAS No. 123, as amended, had been adopted, the impact on the Company's net income for the three years ended March 31, 2006 would not be material.

(t) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(u) New Accounting Pronouncements

In December 2004, FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R), which addresses accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is a revision to SFAS No. 123 and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. SFAS No. 123R will be effective for the Company as of April 1, 2006. The application of SFAS No. 123R is not expected to have a material effect on the Company's consolidated financial statements.

In December 2004, FASB issued SFAS No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of its idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after April 1, 2006. The application of SFAS No. 151 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," which eliminates an exception in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for the Company for nonmonetary asset exchanges occurring on or after April 1, 2006. The application of SFAS No. 153 is not expected to have a material effect on the Company's consolidated financial statements.

In September 2005, EITF issued EITF 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty," which provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after April 1, 2006. The application of EITF 04-13 is not expected to have a material effect on the Company's consolidated financial statements.

(v) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements and notes thereto to conform with the presentation used for the year ended March 31, 2006.

2. Basis of Translating Financial Statements

The consolidated financial statements are expressed in yen. However, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars at the rate of ¥117=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 31, 2006. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

3. Acquisition

On April 1, 2004, the Company acquired 19.2% of the issued common shares of Matsushita Electric Works, Ltd. (MEW) through a tender offer to obtain its controlling interest. Until then, the Company had a 31.8% equity ownership.

This acquisition also resulted in another acquisition of a controlling interest of PanaHome Corporation (PanaHome) because both the Company and MEW had 27% equity ownerships, respectively.

The results of operations of MEW and PanaHome are included in the consolidated financial statements since that date. MEW is a manufacturer of household electric equipment, building products and related materials based in Osaka, Japan. As a result of the acquisition, the Company is expected to provide a comprehensive range of home electric and household equipment and systems in Japan. It also expects to reduce costs through economies of scale and sharing of research and development resources and marketing channels. The aggregate purchase cost of additional MEW shares was ¥147,187 million and was paid in cash. The carrying value of the Company's common shares of MEW immediately before the acquisition was ¥200,174 million. The carrying value of the Company's existing common shares of PanaHome at April 1, 2004 was ¥22,861 million.

The purchase price of additional MEW shares has been allocated based upon the estimated fair value of the identifiable assets acquired and liabilities assumed at the date of acquisition. The excess of the purchase price over fair value of net identifiable assets was allocated to goodwill. The Company's new basis of investments in MEW and PanaHome upon the acquisition of additional shares of MEW was ¥343,844 million, which consisted of the purchase price of acquired shares and the carrying value of the existing shares, net of deferred tax liabilities of ¥26,378 million on the outside basis of existing shares that had been accounted for using the equity method. Such new basis of investments in MEW and PanaHome was allocated as follows:

	Millions of yen
Cash and cash equivalents	¥ 226,911
Other current assets	431,633
Property, plant and equipment	440,584
Goodwill	41,523
Intangible assets	25,533
In-process research and development	311
Other assets	220,631
Total assets acquired	1,387,126
Current liabilities	335,899
Noncurrent liabilities	419,803
Total liabilities assumed	755,702
Minority interests	287,580
Net assets acquired	¥ 343,844

In-process research and development represents the estimated value of in-process research and development projects that had not yet reached technical feasibility. The related technology had no alternative use and required substantial additional development by the Company. In-process research and development was charged to operations during the year ended March 31, 2005 and included in selling, general and administrative expenses in the consolidated statements of income.

Of the ¥25,533 million of acquired intangible assets, ¥20,005 million was assigned to assets subject to amortization, which have a weighted-average useful life of approximately seven years and include technologies of ¥9,592 million with a 10-year weighted-average useful life, and software of ¥8,892 million with a 5-year weighted-average useful life.

The total amount of goodwill is included in "MEW and PanaHome" segment, and is not deductible for tax purposes.

The unaudited pro forma information shows the results of the Company's consolidated income for the year ended March 31, 2004 as though MEW and PanaHome had been consolidated at the beginning of fiscal 2004. The unaudited pro forma results include the unaudited historical operating results of MEW and PanaHome for the year ended March 31, 2004.

The unaudited pro forma data is not necessarily indicative of the Company's results of income that would actually have been reported if the transaction in fact had occurred on April 1, 2003, and is not necessarily representative of the Company's consolidated results of income for any future period.

	Unaudited
	Millions of yen
	2004
Net sales	¥8,771,836
Net income	49,129

	Yen
	2004
Net income per share:	
Basic	¥21.16
Diluted	20.94

4. Inventories

Inventories at March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Finished goods	**¥534,766**	¥491,381	**$4,570,650**
Work in process	**126,152**	139,745	**1,078,222**
Raw materials	**254,344**	262,299	**2,173,880**
	¥915,262	¥893,425	**$7,822,752**

5. Investments in and Advances to, and Transactions with Associated Companies

Certain financial information in respect of associated companies in aggregate at March 31, 2006 and 2005 and for the three years ended March 31, 2006 is shown below. The most significant of these associated companies are Toshiba Matsushita Display Technology Co., Ltd. (TMD) and Sumishin Matsushita Financial Services Co., Ltd. (SMFC). At March 31, 2006, the Company has a 40% equity ownership in TMD and a 34% equity ownership in SMFC.

The Company formerly accounted for the investment in Matsushita Toshiba Picture Display Co., Ltd. (MTPD) and its subsidiaries under the equity method, and began to consolidate MTPD on March 1, 2006 in accordance with FIN 46R, "Consolidation of Variable Interest Entities," as a result of certain restructuring activities of MTPD. At March 31, 2006, the Company has a 64.5% equity ownership in MTPD, which is engaged in manufacturing and distributing cathode ray tubes. The impact of consolidating MTPD is not material to the Company's consolidated financial statements. Financial information associated with MTPD through February 28, 2006 is included in the aggregate information below, however, financial information as of and for the one month ended March 31, 2006 is not included.

As described in Note 3, MEW, PanaHome and their respective subsidiaries, which were formerly accounted for under the equity method, became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, financial information associated with MEW, PanaHome and their respective subsidiaries in fiscal 2006 and 2005 is not included below.

Financial information associated with SMFC for fiscal 2005 and 2004 is not included below, as it was a subsidiary through fiscal 2005.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Current assets	**¥ 842,766**	¥417,848	**$ 7,203,128**
Other assets	**578,082**	383,739	**4,940,872**
	1,420,848	801,587	**12,144,000**
Current liabilities	**633,909**	423,858	**5,418,026**
Other liabilities	**397,313**	97,800	**3,395,837**
Net assets	**¥ 389,626**	¥279,929	**$ 3,330,137**
Company's equity in net assets	**¥ 153,590**	¥118,489	**$ 1,312,735**
Investments in and advances to associated companies	**133,608**	166,955	**1,141,949**

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Net sales	**¥1,227,057**	¥1,187,975	¥2,552,682	**$10,487,667**
Gross profit	**195,141**	176,765	577,451	**1,667,872**
Net loss	**(70,381)**	(11,178)	(6,598)	**(601,547)**

Trade receivables and payables include the following balances with associated companies at March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due from	¥22,101	¥17,612	$188,897
Due to	76,485	30,121	653,718

Purchases and sales include the following transactions with associated companies for the three years ended March 31, 2006:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Purchases from	¥261,458	¥260,745	¥366,943	$2,234,684
Sales to	204,740	192,489	179,270	1,749,915

Dividends received from associated companies for the three years ended March 31, 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Dividends received	¥1,496	¥1,480	¥5,525	$12,786

Retained earnings include undistributed earnings of associated companies in the amount of ¥28,299 million ($241,872 thousand) and ¥11,974 million, as of March 31, 2006 and 2005, respectively.

During the years ended March 31, 2006, 2005 and 2004, the Company incurred a write-down of ¥30,681 million ($262,231 thousand), ¥2,833 million and ¥50,793 million, respectively, for other-than-temporary impairment of investments and advances in associated companies. The write-down is included in other deductions in the consolidated statements of income.

Investments in associated companies include equity securities which have quoted market values at March 31, 2006 and 2005 compared with related carrying amounts as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Carrying amount	¥3,054	¥3,168	$26,103
Market value	5,088	4,133	43,487

6. Investments in Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, gross unrealized holding gains, and gross unrealized holding losses of available-for-sale securities included in short-term investments and investments and advances at March 31, 2006 and 2005 are as follows:

	2006							
	Millions of yen				Thousands of U.S. dollars			
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:								
Japanese and foreign government bonds	¥ 30,028	¥ 30,012	¥ 3	¥ 19	$ 256,650	$ 256,513	$ 26	$ 163
Convertible and straight bonds	1,500	1,500	—	—	12,820	12,820	—	—
Other debt securities	25,241	25,241	—	—	215,735	215,735	—	—
	¥ 56,769	¥ 56,753	¥ 3	¥ 19	$ 485,205	$ 485,068	$ 26	$ 163
Noncurrent:								
Equity securities	¥230,400	¥527,705	¥297,371	¥ 66	$1,969,231	$4,510,299	$2,541,632	$ 564
Japanese and foreign government bonds	90,214	89,678	—	536	771,060	766,479	—	4,581
Convertible and straight bonds	32,866	32,702	13	177	280,906	279,504	111	1,513
Other debt securities	18,580	18,654	104	30	158,803	159,436	889	256
	¥372,060	¥668,739	¥297,488	¥809	$3,180,000	$5,715,718	$2,542,632	$6,914

	2005			
	Millions of yen			
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Current:				
Japanese and foreign government bonds	¥ 35	¥ 35	¥ —	¥ —
Convertible and straight bonds	5,000	5,000	—	—
Other debt securities	6,943	6,943	—	—
	¥ 11,978	¥ 11,978	¥ —	¥ —
Noncurrent:				
Equity securities	¥228,202	¥392,903	¥164,826	¥125
Japanese and foreign government bonds	40,200	40,233	33	—
Convertible and straight bonds	31,644	31,871	230	3
Other debt securities	18,258	18,282	101	77
	¥318,304	¥483,289	¥165,190	¥205

Maturities of investments in available-for-sale securities at March 31, 2006 and 2005 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Due within one year	**¥ 56,769**	**¥ 56,753**	¥ 11,978	¥ 11,978	**$ 485,205**	**$ 485,068**
Due after one year through five years	**137,184**	**136,681**	79,841	80,008	**1,172,513**	**1,168,214**
Due after five years through ten years	**4,476**	**4,353**	10,261	10,378	**38,256**	**37,205**
Equity securities	**230,400**	**527,705**	228,202	392,903	**1,969,231**	**4,510,299**
	¥428,829	**¥725,492**	¥330,282	¥495,267	**$3,665,205**	**$6,200,786**

Proceeds from sale of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were ¥135,907 million ($1,161,598 thousand), ¥74,719 million and ¥40,611 million, respectively. The gross realized gains for the years ended March 31, 2006, 2005 and 2004 were ¥63,757 million ($544,932 thousand), ¥31,655 million and ¥12,391 million, respectively. The gross realized losses on sale of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004 were ¥199 million ($1,701 thousand), ¥256 million and ¥1,064 million, respectively. The cost of securities sold in computing gross realized gains and losses is determined by the average cost method.

During the years ended March 31, 2006, 2005 and 2004, the Company incurred a write-down of ¥458 million ($3,914 thousand), ¥2,661 million and ¥1,699 million, respectively, for other-than-temporary impairment of available-for-sale securities, mainly reflecting the aggravated market condition of certain industries in Japan. The write-down is included in other deductions in the consolidated statements of income.

Gross unrealized holding losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2006 and 2005, are as follows:

	2006					
	Millions of yen					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	**¥ 1,474**	**¥ 66**	**¥ —**	**¥ —**	**¥ 1,474**	**¥ 66**
Japanese and foreign government bonds	**114,558**	**555**	**—**	**—**	**114,558**	**555**
Convertible and straight bonds	**30,623**	**177**	**—**	**—**	**30,623**	**177**
Other debt securities	**1,822**	**30**	**—**	**—**	**1,822**	**30**
	¥148,477	**¥ 828**	**¥ —**	**¥ —**	**¥148,477**	**¥ 828**

	2005					
	Millions of yen					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	¥ 5,828	¥ 125	¥ —	¥ —	¥ 5,828	¥ 125
Convertible and straight bonds	1,497	3	—	—	1,497	3
Other debt securities	1,423	77	—	—	1,423	77
	¥ 8,748	¥ 205	¥ —	¥ —	¥ 8,748	¥ 205

	2006					
	Thousands of U.S. dollars					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Equity securities	$ 12,598	$ 564	$ —	$ —	$ 12,598	$ 564
Japanese and foreign government bonds	979,128	4,744	—	—	979,128	4,744
Convertible and straight bonds	261,735	1,513	—	—	261,735	1,513
Other debt securities	15,573	256	—	—	15,573	256
	$1,269,034	$7,077	$ —	$ —	$1,269,034	$7,077

The gross unrealized loss position has been continuing for a relatively short period of time. Based on this and other relevant factors, management has determined that these investments are not considered other-than-temporarily impaired. The Company has not held unrealized losses for twelve months or more at March 31, 2006 or 2005.

The aggregate cost of the Company's cost method investments totaled ¥35,211 million ($300,949 thousand) and ¥189,740 million at March 31, 2006 and 2005. The Company recognized the gross realized losses of ¥31,264 million ($267,214 thousand) associated with the sale of a certain investment for the year ended March 31, 2006. For investments with an aggregate cost of ¥32,621 million ($278,812 thousand) and ¥34,245 million at March 31, 2006 and 2005, respectively, the Company estimated that the fair value exceeded the cost of investments (that is, the investments were not impaired). For the years ended March 31, 2006 and 2005, the remaining investments were considered other-than-temporarily impaired, resulting in a write-down of ¥4,153 million ($35,496 thousand) and ¥10,692 million, respectively.

7. Leases

The Company has capital and operating leases for certain machinery and equipment with SMFC and other third parties. At March 31, 2006 and 2005, the gross book value of machinery and equipment under capital leases was ¥168,374 million ($1,439,094 thousand) and ¥47,765 million, and the related accumulated depreciation recorded was ¥101,025 million ($863,462 thousand) and ¥27,052 million, respectively.

During the years ended March 31, 2006, 2005 and 2004, the Company sold and leased back certain machinery and equipment for ¥115,326 million ($985,692 thousand), ¥49,574 million and ¥44,636 million, respectively. The base lease term is 2 to 5 years. The resulting leases are being accounted for as operating leases. The resulting gains of these transactions, included in other income in the consolidated statements of income, were not significant. The Company has options to purchase the leased assets, or to terminate the leases and guarantee a specified value of the leased assets thereof, subject to certain conditions, during or at the end of the lease term.

Rental expenses for operating leases, including the above-mentioned sale-leaseback transactions were ¥41,302 million ($353,009 thousand), ¥34,800 million and ¥29,049 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments under non-cancelable capital leases and operating leases at March 31, 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars	
Year ending March 31	Capital leases	Operating leases	Capital leases	Operating leases
2007	**¥29,857**	**¥ 44,938**	**$255,188**	**$ 384,085**
2008	**20,406**	**52,853**	**174,410**	**451,735**
2009	**12,201**	**27,861**	**104,282**	**238,128**
2010	**6,178**	**21,268**	**52,803**	**181,778**
2011	**2,913**	**29,379**	**24,898**	**251,103**
Thereafter	**1,923**	**2,618**	**16,436**	**22,376**
Total minimum lease payments	**73,478**	**¥178,917**	**628,017**	**$1,529,205**
Less amount representing interest	**2,847**		**24,333**	
Present value of net minimum lease payments	**70,631**		**603,684**	
Less current portion	**28,596**		**244,410**	
Long-term capital lease obligations	**¥42,035**		**$359,274**	

Prior to April 1, 2005, a subsidiary of the Company leased machinery and equipment. Leases of such assets are principally accounted for as direct financing leases. On April 1, 2005, the Company sold the majority shares of this subsidiary to a third party, and began to account for its remaining investment using the equity method. Investments in non-cancelable financing leases at March 31, 2005 were as follows:

	Millions of yen
	2005
Total minimum lease payments to be received	¥332,292
Less amounts representing estimated executory cost	13,840
Less unearned income	15,677
	302,775
Less allowance for doubtful receivables	5,946
Net investment in financing leases	296,829
Less current portion	105,817
Long-term investment in financing leases	¥191,012

8. Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. As discussed in Note 1 (q), the Company accounts for impairment of long-lived assets in accordance with SFAS No. 144. Impairment losses are included in other deductions in the consolidated statements of income, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of ¥16,230 million ($138,718 thousand) of property, plant and equipment during fiscal 2006.

The Company decided to sell certain land and buildings, and classified those land and buildings as assets held for sale. These assets are included in other current assets in the consolidated balance sheet and the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

The Company also recorded impairment losses related to write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to carry out selection and concentration of businesses, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flows expected to result from the use of the buildings and their eventual disposition.

Impairment losses of ¥4,260 million ($36,410 thousand), ¥2,771 million ($23,684 thousand), ¥2,488 million ($21,265 thousand), ¥2,754 million ($23,538 thousand) and ¥3,957 million ($33,821 thousand) were related to "AVC Networks," "Components and Devices," "MEW and PanaHome," "Other" and the remaining segments, respectively.

The Company recognized impairment losses in the aggregate of ¥28,265 million of property, plant and equipment during fiscal 2005.

Due to severe competition primarily in the domestic audio and visual industry, the Company was in the process of realigning various branches of a certain domestic sales subsidiary. Consequently the Company decided to sell the land and buildings of the subsidiary near the end of fiscal 2005, and classified those land and buildings as assets held for sale, which were included in other current assets in the consolidated balance sheet. As a result, the Company recognized an impairment loss. The fair value of the land and buildings was determined by using a purchase price offered by a third party.

The Company also recorded an impairment loss related to write-down of land and buildings used in connection with the manufacture of certain information and communications equipment at a domestic subsidiary. As a result of plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value of land was determined by specific appraisal. The fair value of buildings was determined based on the discounted estimated future cash flows expected to result from the use of the buildings and their eventual disposition.

Impairment losses of ¥13,393 million, ¥8,555 million and ¥6,317 million were related to "AVC Networks," "Home Appliances" and the remaining segments, respectively.

The Company recognized impairment losses of ¥10,623 million of property, plant and equipment during fiscal 2004.

One of the impairment losses is related to write-down of certain land and buildings at a domestic sales subsidiary to the fair value. Those assets were unused and the Company estimated the carrying amounts would not be recovered by the future cash flows. The remaining impairment loss is mainly related to write-down of machinery and equipment used in connection with the manufacture of certain electric components at a foreign subsidiary. As the prices of these products significantly decreased due to highly competitive market, the Company projected that the future business of those products would result in operating losses. The fair value was determined by estimating the market value.

Impairment losses of ¥2,530 million, ¥2,663 million, ¥4,099 million and ¥1,331 million were related to "AVC Networks," "Home Appliances," "Components and Devices" and the remaining segments, respectively.

9. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by business segment for the years ended March 31, 2006 and 2005 are as follows:

	Millions of yen						
	AVC Networks	Home Appliances	Components and Devices	MEW and PanaHome	JVC	Other	Total
Balance at March 31, 2004	¥ 312,000	¥ 21,790	¥ 70,531	¥ —	¥ 2,943	¥ 11,643	¥ 418,907
Goodwill acquired during the year	25	698	376	43,113	254	2,098	46,564
Goodwill impaired during the year	—	—	—	—	—	(3,559)	(3,559)
Balance at March 31, 2005	**312,025**	**22,488**	**70,907**	**43,113**	**3,197**	**10,182**	**461,912**
Goodwill acquired during the year	**—**	**47**	**216**	**402**	**—**	**714**	**1,379**
Goodwill written off related to disposals during the year	**(104)**	**—**	**—**	**—**	**—**	**—**	**(104)**
Goodwill impaired during the year	**(50,050)**	**—**	**—**	**—**	**—**	**—**	**(50,050)**
Balance at March 31, 2006	**¥ 261,871**	**¥ 22,535**	**¥ 71,123**	**¥ 43,515**	**¥ 3,197**	**¥ 10,896**	**¥ 413,137**

	Thousands of U.S. dollars						
	AVC Networks	Home Appliances	Components and Devices	MEW and PanaHome	JVC	Other	Total
Balance at March 31, 2005	**$2,666,881**	**$192,205**	**$606,043**	**$368,487**	**$27,325**	**$ 87,026**	**$3,947,967**
Goodwill acquired during the year	**—**	**402**	**1,846**	**3,436**	**—**	**6,102**	**11,786**
Goodwill written off related to disposals during the year	**(889)**	**—**	**—**	**—**	**—**	**—**	**(889)**
Goodwill impaired during the year	**(427,778)**	**—**	**—**	**—**	**—**	**—**	**(427,778)**
Balance at March 31, 2006	**$2,238,214**	**$192,607**	**$607,889**	**$371,923**	**$27,325**	**$ 93,128**	**$3,531,086**

The Company recognized an impairment loss of ¥50,050 million ($427,778 thousand) during fiscal 2006 related to goodwill of a mobile communication subsidiary. This impairment is due to a decrease in the estimated fair value of the reporting unit caused by decreased profit expectation and the closure of certain businesses in Europe and Asia.

The Company recognized an impairment loss of ¥3,559 million during fiscal 2005 related to goodwill of a cable-broadcasting subsidiary. As the growth rate of the cable-broadcasting business was lower than the Company's expectation, the carrying amount of the cable-broadcasting unit was greater than the fair value of the reporting unit.

The fair value was determined by using the estimated present fair value of future cash flows or quoted market prices.

Acquired intangible assets, excluding goodwill, at March 31, 2006 and 2005 are as follows:

	Millions of yen					Thousands of U.S. dollars	
	2006		2005			2006	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Average amortization period	Gross carrying amount	Accumulated amortization
Amortizing intangible assets:							
Patents	**¥ 39,245**	**¥ 30,620**	¥ 39,183	¥ 27,901	8 years	**$ 335,427**	**$ 261,709**
Software	**187,336**	**117,821**	162,794	97,035	4 years	**1,601,162**	**1,007,017**
Other	**37,516**	**12,806**	34,220	11,839	18 years	**320,650**	**109,453**
	¥264,097	**¥161,247**	¥236,197	¥136,775		**$2,257,239**	**$1,378,179**

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Non-amortizing intangible assets	**¥1,308**	¥2,163	**$11,179**

Aggregate amortization expense for amortizing intangible assets for the years ended March 31, 2006, 2005 and 2004 was ¥33,918 million ($289,897 thousand), ¥37,569 million and ¥23,789 million, respectively. Estimated amortization expense for the next five years is as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥27,084	$231,487
2008	18,961	162,060
2009	11,564	98,838
2010	5,537	47,325
2011	3,626	30,991

The Company recorded an impairment loss of ¥349 million of amortizing intangible assets in fiscal 2005. The Company estimated the carrying amount would not be recovered by the future cash flows, due to severe competition in the domestic market. The Company also recognized an impairment loss of ¥98 million ($837 thousand), ¥905 million and ¥1,043 million of non-amortizing intangible assets, in connection with the decline of their market value during fiscal 2006, 2005 and 2004, respectively. The impairment loss is included in other deductions in the consolidated statements of income.

10. Long-Term Debt and Short-Term Borrowings

Long-term debt at March 31, 2006 and 2005 is set forth below:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Convertible bonds issued by subsidiaries, due 2005, interest 0.55%–1.5%	¥ —	¥ 86,411	$ —
Straight bonds, due 2007, interest 0.87%	100,014	100,084	854,820
Straight bonds, due 2011, interest 1.64%	100,000	100,000	854,701
Straight bonds issued by subsidiaries, due 2005–2013, interest 0.6%–2.15%	80,000	116,583	683,761
Unsecured yen loans from banks and insurance companies, due 2005–2013, effective interest 0.4% in 2006 and 0.5% in 2005	84,983	306,146	726,350
Secured yen loans mainly from Development Bank of Japan by subsidiaries, due 2006–2016, effective interest 0.24%	3,495	—	29,872
Capital lease obligations	70,631	23,683	603,684
	439,123	732,907	3,753,188
Less current portion	175,053	255,764	1,496,179
	¥264,070	¥477,143	$2,257,009

The aggregate annual maturities of long-term debt after March 31, 2006 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥175,053	$1,496,179
2008	47,749	408,111
2009	83,404	712,855
2010	7,003	59,855
2011	3,286	28,085

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank.

Each of the loan agreements grants the lender the right to request additional security or mortgages on property, plant and equipment. At March 31, 2006, property, plant and equipment with a book value of ¥6,645 million ($56,795 thousand) was pledged as collateral by subsidiaries for secured yen loans mainly from Development Bank of Japan. At March 31, 2006 and 2005, short-term loans subject to such general agreements amounted to ¥33,951 million ($290,179 thousand) and ¥29,687 million, respectively. The balance of short-term loans also includes borrowings under acceptances and short-term loans of foreign subsidiaries. The weighted-average interest rate on short-term borrowings outstanding at March 31, 2006 and 2005 was 4.4% and 4.0%, respectively.

11. Retirement and Severance Benefits

The Company and certain subsidiaries have contributory, funded benefit pension plans covering substantially all employees who meet eligibility requirements. Benefits under the plans are primarily based on the combination of years of service and compensation.

Effective April 1, 2002, the Company and certain of its subsidiaries amended their benefit pension plans by introducing a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and years of service.

The contributory, funded benefit pension plans included those under Employees Pension Funds (EPF) as is stipulated by the Welfare Pension Insurance Law (the "Law"). The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance that the Company and certain of its subsidiaries operate on behalf of the Japanese Government, and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion.

In addition to the plans described above, upon retirement or termination of employment for reasons other than dismissal, employees are entitled to lump-sum payments based on the current rate of pay and length of service. If the termination is involuntary or caused by death, the severance payment is greater than in the case of voluntary termination. The lump-sum payment plans are not funded.

Effective April 1, 2002, the Company and certain of its subsidiaries amended their lump-sum payment plans to cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current rate of pay and market-related interest rate.

Following the enactment of changes to the Law, the Company and certain of its subsidiaries obtained Government's approval for exemption from the benefit obligation related to future employee services under the substitutional portion in fiscal 2003. After obtaining the approval, some of these companies obtained another approval for separation of the remaining benefit obligation of substitutional portion which is related to past employee services and returned the remaining benefit obligation along with the plan assets calculated pursuant to the Government formula by March 31, 2004. In accordance with EITF 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recognized a gain of ¥72,228 million under the caption of "Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance" for the year ended March 31, 2004. This consists of ¥287,145 million of a subsidy from the Government calculated as the difference between accumulated benefit obligation settled and the amount transferred to the Government, ¥69,756 million of derecognition of previously accrued salary progression and ¥284,673 million of recognition of related unrecognized actuarial loss, at the time when the past benefit obligation was transferred.

In fiscal 2005, certain other subsidiary of the Company transferred the substitutional portion of Japanese Welfare Pension Insurance to the Government. The Company recognized a gain of ¥31,509 million in accordance with EITF 03-2. This consists of ¥165,266 million of a subsidy from the Government, ¥22,660 million of derecognition of previously accrued salary progression and ¥156,417 million of recognition of related unrecognized actuarial loss.

The Company uses a December 31 measurement date for the majority of its benefit plans.

Net periodic benefit cost for the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans of the Company for the three years ended March 31, 2006 consisted of the following components:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Service cost—benefits earned during the year	**¥ 63,787**	¥ 71,081	¥ 69,614	**$ 545,188**
Interest cost on projected benefit obligation	**51,131**	54,417	73,665	**437,017**
Expected return on plan assets	**(37,088)**	(35,101)	(35,741)	**(316,992)**
Amortization of prior service benefit	**(26,376)**	(23,533)	(9,879)	**(225,436)**
Recognized actuarial loss	**43,145**	48,641	63,746	**368,761**
Net periodic benefit cost	**¥ 94,599**	¥115,505	¥161,405	**$ 808,538**

Reconciliation of beginning and ending balances of the benefit obligations of the contributory, funded benefit pension plans, the unfunded lump-sum payment plans, and the cash balance pension plans, and the fair value of the plan assets at March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥1,885,228**	¥1,900,657	**$16,113,060**
Service cost	**63,787**	71,081	**545,188**
Interest cost	**51,131**	54,417	**437,017**
Prior service benefit	**(5,850)**	(97,360)	**(50,000)**
Actuarial (gain) loss	**38,388**	(12,070)	**328,102**
Benefits paid	**(93,642)**	(86,803)	**(800,359)**
Transfer of the substitutional portion	**—**	(415,930)	**—**
Acquisition of MEW and PanaHome (Note 3)	**—**	470,676	**—**
Sale of majority shares of Matsushita Leasing & Credit Co., Ltd.	**(12,867)**	—	**(109,974)**
Foreign currency exchange impact	**3,898**	560	**33,316**
Benefit obligations at end of year	**1,930,073**	1,885,228	**16,496,350**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,294,306**	1,072,621	**11,062,444**
Actual return on plan assets	**242,056**	74,873	**2,068,855**
Employer contributions	**159,885**	165,018	**1,366,538**
Benefits paid	**(79,374)**	(67,089)	**(678,410)**
Transfer of the substitutional portion	**—**	(228,004)	**—**
Acquisition of MEW and PanaHome (Note 3)	**—**	276,566	**—**
Sale of majority shares of Matsushita Leasing & Credit Co., Ltd.	**(6,772)**	—	**(57,880)**
Foreign currency exchange impact	**2,309**	321	**19,735**
Fair value of plan assets at end of year	**1,612,410**	1,294,306	**13,781,282**
Funded status	**(317,663)**	(590,922)	**(2,715,068)**
Unrecognized prior service benefit	**(317,103)**	(338,948)	**(2,710,282)**
Unrecognized actuarial loss	**285,548**	491,691	**2,440,581**
Net amount recognized	**¥ (349,218)**	¥ (438,179)	**$ (2,984,769)**
Amounts recognized in the consolidated balance sheets consist of:			
Retirement and severance benefits	**¥ (414,266)**	¥ (597,163)	**$ (3,540,735)**
Other assets	**49,103**	22,462	**419,684**
Accumulated other comprehensive income, gross of tax	**15,945**	136,522	**136,282**
Net amount recognized	**¥ (349,218)**	¥ (438,179)	**$ (2,984,769)**

The accumulated benefit obligation for the pension plans was ¥1,905,395 million ($16,285,427 thousand) and ¥1,837,817 million at March 31, 2006 and 2005, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	**2.7%**	2.7%
Rate of compensation increase	**1.6%**	1.8%

Weighted-average assumptions used to determine net cost for the three years ended March 31, 2006 are as follows:

	2006	2005	2004
Discount rate	**2.7%**	2.7%	2.7%
Expected return on plan assets	**3.0%**	3.0%	2.7%
Rate of compensation increase	**1.8%**	1.8%	2.0%

The expected return on plan assets is determined based on the portfolio as a whole and not on the sum of the returns on individual asset categories, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns.

During the years ended March 31, 2005, the balance of "retirement and severance benefits" decreased, mainly as a result of the derecognition of an additional minimum pension liability, due to the transfer of the substitutional portion of Japanese Welfare Pension Insurance and a plan amendment of the Company and certain of its domestic subsidiaries.

The weighted-average asset allocation of the Company's pension plans at March 31, 2006 and 2005 are as follows:

	2006	2005
Asset category:		
Equity securities	**47%**	44%
Debt securities	**37**	37
Life insurance company general accounts	**9**	9
Other	**7**	10
Total	**100%**	100%

Each plan of the Company has a different investment policy, which is designed to ensure sufficient plan assets are available to provide future payments of pension benefits to the eligible plan participants and is individually monitored for compliance and appropriateness on an on-going basis. Considering the expected long-term rate of return on plan assets, each plan of the Company establishes a "basic" portfolio comprised of the optimal combination of equity securities and debt securities. Plan assets are invested in individual equity and debt securities using the guidelines of the "basic" portfolio in order to generate a total return that will satisfy the expected return on a mid-term to long-term basis. The Company evaluates the difference between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the "basic" portfolio. The Company revises the "basic" portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The Company expects to contribute ¥154,613 million ($1,321,479 thousand) to its defined benefit plans in the year ending March 31, 2007.

The benefits expected to be paid from the defined pension plans in each fiscal year 2007–2011 are ¥63,218 million ($540,325 thousand), ¥68,871 million ($588,641 thousand), ¥74,967 million ($640,744 thousand), ¥81,034 million ($692,598 thousand), and ¥87,334 million ($746,444 thousand), respectively. The aggregate benefits expected to be paid in the five years from fiscal 2012–2016 are ¥469,423 million ($4,012,162 thousand). The expected benefits are based on the same assumptions used to measure the Company's benefit obligation at December 31 and include estimated future employee service.

12. Income Taxes

Income before income taxes and income taxes for the three years ended March 31, 2006 are summarized as follows:

	Millions of yen		
	Domestic	Foreign	Total
For the year ended March 31, 2006			
Income before income taxes	**¥ 292,083**	**¥ 79,229**	**¥ 371,312**
Income taxes:			
Current	**63,966**	**32,375**	**96,341**
Deferred	**66,377**	**4,371**	**70,748**
Total income taxes	**¥ 130,343**	**¥ 36,746**	**¥ 167,089**
For the year ended March 31, 2005			
Income before income taxes	¥ 140,464	¥ 106,449	¥ 246,913
Income taxes:			
Current	63,710	32,819	96,529
Deferred	64,229	(7,424)	56,805
Total income taxes	¥ 127,939	¥ 25,395	¥ 153,334
For the year ended March 31, 2004			
Income before income taxes	¥ 40,353	¥ 130,469	¥ 170,822
Income taxes:			
Current	43,723	33,652	77,375
Deferred	25,702	(4,542)	21,160
Total income taxes	¥ 69,425	¥ 29,110	¥ 98,535

	Thousands of U.S. dollars		
	Domestic	Foreign	Total
For the year ended March 31, 2006			
Income before income taxes	**$2,496,436**	**$ 677,171**	**$3,173,607**
Income taxes:			
Current	**546,718**	**276,709**	**823,427**
Deferred	**567,325**	**37,359**	**604,684**
Total income taxes	**$1,114,043**	**$ 314,068**	**$1,428,111**

For the year ended March 31, 2004, domestic income taxes—deferred include the impact of ¥8,614 million, attributable to adjustments of net deferred tax assets to reflect the reduction in the statutory income tax rate due to revisions to local enterprise income tax law on introduction of a new pro forma standard taxation system.

The Company and its subsidiaries in Japan are subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 7.4% varying by local jurisdiction, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 40.5% for the years ended March 31, 2006 and 2005. The Company and its subsidiaries in Japan were subject to a National tax of 30%, an Inhabitant tax of approximately 20.5%, and a deductible Enterprise tax of approximately 9.9%, which, in aggregate, resulted in a combined statutory tax rate in Japan of approximately 41.9% for the year ended March 31, 2004.

The effective tax rates for the years differ from the combined statutory tax rates for the following reasons:

	2006	2005	2004
Combined statutory tax rate	**40.5%**	40.5%	41.9%
Tax credit related to research expenses	**(1.5)**	(2.4)	(1.3)
Lower tax rates of overseas subsidiaries	**(3.7)**	(5.9)	(10.6)
Expenses not deductible for tax purposes	**3.6**	2.8	3.0
Change in valuation allowance allocated to income tax expenses	**15.7**	25.7	14.8
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	**—**	—	5.0
Tax effects attributable to investments in subsidiaries	**(12.0)**	4.4	2.3
Other	**2.4**	(3.0)	2.6
Effective tax rate	**45.0%**	62.1%	57.7%

The significant components of deferred income tax expenses for the three years ended March 31, 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Deferred tax expense (exclusive of the effects of other components listed below)	**¥ 89,824**	¥78,649	¥20,376	**$767,726**
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and regulations	**—**	—	8,614	**—**
Benefits of net operating loss carryforwards	**(19,076)**	(21,844)	(7,830)	**(163,042)**
	¥ 70,748	¥56,805	¥21,160	**$604,684**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Deferred tax assets:			
Inventory valuation	**¥ 76,463**	¥ 73,414	**$ 653,530**
Expenses accrued for financial statement purposes but not currently included in taxable income	**294,984**	230,640	**2,521,231**
Property, plant and equipment	**179,114**	181,826	**1,530,889**
Retirement and severance benefits	**151,742**	224,564	**1,296,940**
Tax loss carryforwards	**242,180**	211,996	**2,069,914**
Other	**185,551**	166,247	**1,585,906**
Total gross deferred tax assets	**1,130,034**	1,088,687	**9,658,410**
Less valuation allowance	**464,100**	311,153	**3,966,666**
Net deferred tax assets	**665,934**	777,534	**5,691,744**
Deferred tax liabilities:			
Net unrealized holding gains of available-for-sale securities	**(124,751)**	(65,744)	**(1,066,248)**
Other	**(34,111)**	(34,827)	**(291,547)**
Total gross deferred tax liabilities	**(158,862)**	(100,571)	**(1,357,795)**
Net deferred tax assets	**¥ 507,072**	¥ 676,963	**$ 4,333,949**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at March 31, 2006.

The net change in total valuation allowance for the years ended March 31, 2006, 2005 and 2004 was an increase of ¥152,947 million ($1,307,239 thousand), ¥65,127 million and ¥4,817 million, respectively.

At March 31, 2006, the Company and certain of its subsidiaries had, for income tax purposes, net operating loss carryforwards of approximately ¥647,816 million ($5,536,889 thousand), of which ¥428,709 million ($3,664,179 thousand) expire from fiscal 2009 through 2013 and the substantial majority of the remaining balance expire thereafter or do not expire.

Net deferred tax assets and liabilities at March 31, 2006 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Other current assets	**¥320,914**	¥343,038	**$2,742,855**
Other assets	**201,429**	344,648	**1,721,615**
Other current liabilities	**(1,306)**	(1,340)	**(11,162)**
Other liabilities	**(13,965)**	(9,383)	**(119,359)**
Net deferred tax assets	**¥507,072**	¥676,963	**$4,333,949**

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures of ¥758,446 million ($6,482,444 thousand) as of March 31, 2006, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

13. Stockholders' Equity

In accordance with the former Japanese Commercial Code, at least 50% of the amount of converted debt must be credited to the common stock account. The certain sections of the former Japanese Commercial Code were revised by the Japanese Corporation Law effective May 1, 2006. The Company issued 2,468 shares in connection with the conversion of bonds for the year ended March 31, 2004.

The Company sold 119,422 shares and 888,683 shares of its treasury stock for the years ended March 31, 2006 and 2005, respectively. The difference between sales price and book value was charged to capital surplus in the consolidated balance sheets.

The Company also provided 10,444,421 shares of its treasury stock in connection with the conversion of bonds for the year ended March 31, 2004. The difference of carrying values of the bonds converted and treasury stocks provided was charged to capital surplus in the consolidated balance sheets.

The Company may repurchase its common stock from the market pursuant to the former Japanese Commercial Code. For the years ended March 31, 2006, 2005 and 2004, respectively, 48,945,141, 60,363,663 and 56,483,929 shares were repurchased for the aggregate cost of approximately ¥87,150 million ($744,872 thousand), ¥92,879 million and ¥69,394 million, respectively, primarily with the intention to hold as treasury stock to improve capital efficiency.

For the year ended March 31, 2005, the Company recognized 574,922 shares of its common stock held by a newly consolidated subsidiary as treasury stock.

The former Japanese Commercial Code provides that an amount equal to at least 10% of appropriations paid in cash be appropriated as a legal reserve until the aggregated amount of capital surplus and legal reserve equals 25% of stated capital. The capital surplus and legal reserve, up to 25% of stated capital, are not available for dividends but may be used to reduce a deficit or may be transferred to stated capital. The capital surplus and legal reserve, exceeding 25% of stated capital, are available for distribution upon approval of the shareholders' meeting.

Cash dividends and transfers to the legal reserve charged to retained earnings during the three years ended March 31, 2006 represent dividends paid out during the periods and related appropriation to the legal reserve. The accompanying consolidated financial statements do not include any provision for the year-end dividend of ¥10.00 ($0.09) per share, totaling approximately ¥22,095 million ($188,846 thousand), planned to be proposed in June 2006 in respect of the year ended March 31, 2006 or for the related appropriation.

In accordance with the former Japanese Commercial Code, there are certain restrictions on payment of dividends in connection with the treasury stock repurchased. As a result of restrictions on the treasury stock repurchased, retained earnings of ¥343,598 million ($2,936,735 thousand) at March 31, 2006 were restricted as to the payment of cash dividends.

The Company's directors and certain senior executives were granted options to purchase the Company's common stock. All stock options become fully exercisable two years from the date of grant and have a four-year term. Information with respect to stock options is as follows:

	Number of shares	Weighted-average exercise price	
		Yen	U.S. dollars
Balance at March 31, 2003	471,000	¥2,265	
Forfeited	(57,000)	2,574	
Balance at March 31, 2004	414,000	2,223	
Forfeited	(95,000)	2,285	
Balance at March 31, 2005	**319,000**	**2,204**	**$18.84**
Exercised	**(54,000)**	**2,001**	**17.10**
Forfeited	**(97,000)**	**2,186**	**18.68**
Balance at March 31, 2006, weighted-average remaining life—1.16 years	**168,000**	**¥2,280**	**$19.49**

Treasury stock reserved for options at March 31, 2006 and 2005 was 86,000 shares and 203,000 shares, respectively.

14. Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) for the three years ended March 31, 2006 are as follows:

	Millions of yen		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2006			
Translation adjustments:			
Translation adjustments arising during the period	**¥ 134,943**	**¥ —**	**¥ 134,943**
Less: Reclassification adjustment for gains included in net income	**(51,632)**	**—**	**(51,632)**
Net translation adjustments	**83,311**	**—**	**83,311**
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	**188,915**	**(78,609)**	**110,306**
Less: Reclassification adjustment for gains included in net income	**(63,100)**	**25,492**	**(37,608)**
Net unrealized gains (losses)	**125,815**	**(53,117)**	**72,698**
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	**(25,581)**	**10,412**	**(15,169)**
Less: Reclassification adjustment for losses included in net income	**16,961**	**(6,869)**	**10,092**
Net unrealized gains (losses)	**(8,620)**	**3,543**	**(5,077)**
Minimum pension liability adjustments	**101,805**	**(40,479)**	**61,326**
Other comprehensive income (loss)	**¥ 302,311**	**¥ (90,053)**	**¥ 212,258**
For the year ended March 31, 2005			
Translation adjustments:			
Translation adjustments arising during the period	¥ 35,172	¥ —	¥ 35,172
Less: Reclassification adjustment for losses included in net income	1,473	—	1,473
Net translation adjustments	36,645	—	36,645
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	8,768	(7,669)	1,099
Less: Reclassification adjustment for gains included in net income	(27,611)	11,016	(16,595)
Net unrealized gains (losses)	(18,843)	3,347	(15,496)
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	(8,156)	3,409	(4,747)
Less: Reclassification adjustment for losses included in net income	7,520	(3,046)	4,474
Net unrealized gains (losses)	(636)	363	(273)
Minimum pension liability adjustments	189,519	(49,270)	140,249
Other comprehensive income (loss)	¥ 206,685	¥ (45,560)	¥ 161,125
For the year ended March 31, 2004			
Translation adjustments:			
Translation adjustments arising during the period	¥(135,367)	¥ —	¥(135,367)
Less: Reclassification adjustment for losses included in net income	14,204	—	14,204
Net translation adjustments	(121,163)	—	(121,163)
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	179,822	(67,626)	112,196
Less: Reclassification adjustment for gains included in net income	(9,628)	3,618	(6,010)
Net unrealized gains (losses)	170,194	(64,008)	106,186
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	13,410	(5,462)	7,948
Less: Reclassification adjustment for gains included in net income	(314)	132	(182)
Net unrealized gains (losses)	13,096	(5,330)	7,766
Minimum pension liability adjustments	502,543	(189,192)	313,351
Other comprehensive income (loss)	¥ 564,670	¥(258,530)	¥ 306,140

	Thousands of U.S. dollars		
	Pre-tax amount	Tax expense	Net-of-tax amount
For the year ended March 31, 2006			
Translation adjustments:			
Translation adjustments arising during the period	$1,153,359	$ —	$1,153,359
Less: Reclassification adjustment for gains included in net income	(441,299)	—	(441,299)
Net translation adjustments	712,060	—	712,060
Unrealized holding gains of available-for-sale securities:			
Unrealized holding gains (losses) arising during the period	1,614,658	(671,872)	942,786
Less: Reclassification adjustment for gains included in net income	(539,316)	217,880	(321,436)
Net unrealized gains (losses)	1,075,342	(453,992)	621,350
Unrealized holding gains of derivative instruments:			
Unrealized holding gains (losses) arising during the period	(218,641)	88,992	(129,649)
Less: Reclassification adjustment for losses included in net income	144,966	(58,710)	86,256
Net unrealized gains (losses)	(73,675)	30,282	(43,393)
Minimum pension liability adjustments	870,128	(345,974)	524,154
Other comprehensive income (loss)	$2,583,855	$(769,684)	$1,814,171

15. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the three years ended March 31, 2006 is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net income available to common stockholders	¥154,410	¥58,481	¥42,145	$1,319,744
Effect of assumed conversions:				
Convertible bonds, due 2004, interest 1.4%	—	—	727	—
Diluted net income	¥154,410	¥58,481	¥42,872	$1,319,744

	Number of shares		
Average common shares outstanding	2,222,376,333	2,294,607,915	2,321,835,314
Dilutive effect:			
Convertible bonds, due 2004, interest 1.4%	—	—	59,460,443
Stock options	11,909	—	—
Diluted common shares outstanding	2,222,388,242	2,294,607,915	2,381,295,757

	Yen			U.S. dollars
Net income per share:				
Basic	¥69.48	¥25.49	¥18.15	$0.59
Diluted	69.48	25.49	18.00	0.59

Stock options were outstanding for the years ended March 31, 2005 and 2004, but were not included in the calculation of diluted net income per share because the stock options' effect would be antidilutive (see Note 13).

16. Restructuring Charges

In connection with the reorganization of the Company's operations, the Company has incurred certain restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Expenses associated with the implementation of early retirement programs:				
Domestic	**¥ 31,446**	¥ 93,170	¥45,056	**$ 268,769**
Overseas	**5,573**	7,966	875	**47,633**
Total	**37,019**	101,136	45,931	**316,402**
Expenses associated with the closure and integration of locations	**11,956**	9,432	8,216	**102,188**
Total restructuring charges	**¥ 48,975**	¥110,568	¥54,147	**$ 418,590**

These restructuring charges are included in other deductions in the consolidated statements of income.

The Company has provided early retirement programs to those employees voluntarily leaving the Company. The accrued early retirement programs are recognized when the employees accept the offer and the amount can be reasonably estimated. An analysis of the accrued early retirement programs for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Balance at beginning of the year	**¥ 3,407**	¥ —	¥ —	**$ 29,120**
New charges	**37,019**	101,136	45,931	**316,402**
Cash payments	**(39,091)**	(97,729)	(45,931)	**(334,112)**
Balance at end of the year	**¥ 1,335**	¥ 3,407	¥ —	**$ 11,410**

Expenses associated with the closure and integration of locations include amounts such as moving expense of facilities and costs to terminate leasing contracts incurred at domestic and overseas manufacturing plants and sales offices. All the payments for expenses associated with closure and integration of locations were completed by the end of each fiscal year.

The following represent significant restructuring activities for the year ended March 31, 2006 by business segment:

AVC Networks
AVC Networks segment restructured mainly to address price declines in digital AV products. The restructuring activities mainly consisted of the implementation of early retirement programs.

Total restructuring charges amounted to ¥3,447 million ($29,462 thousand).

Home Appliances
Home Appliances segment restructured its operations. The restructuring activities mainly consisted of closure and integration of locations in Japan.

Total restructuring charges amounted to ¥2,655 million ($22,692 thousand).

Components and Devices
Components and Devices segment restructured mainly to enhance cost competitiveness as well as to address sharp price declines. The restructuring activities mainly consisted of the implementation of early retirement programs in Japan for semiconductor business.

Total restructuring charges amounted to ¥21,510 million ($183,846 thousand), including expenses associated with the implementation of early retirement programs of ¥20,183 million ($172,504 thousand).

MEW and PanaHome
MEW and PanaHome segment restructured to strengthen its management structures by realigning its organization. The restructuring activities mainly consisted of the implementation of early retirement programs and closure and integration of manufacturing plants and sales offices.

Total restructuring charges amounted to ¥9,385 million ($80,214 thousand), including expenses associated with the implementation of early retirement programs of ¥4,832 million ($41,299 thousand).

JVC
JVC segment restructured to strengthen its companywide organizational and employment structure. The restructuring activities mainly consisted of the implementation of early retirement programs.

Total restructuring charges amounted to ¥8,891 million ($75,991 thousand).

Other
Other segment incurred restructuring charges in the amount of ¥3,087 million ($26,385 thousand) mainly in overseas sales companies.

The following represent significant restructuring activities for the year ended March 31, 2005 by business segment:

AVC Networks
AVC Networks segment restructured mainly to cope with sharp price declines in digital products. The restructuring activities mainly consisted of the implementation of early retirement programs covering both video and audio equipment business and information and communications equipment business in Japan and Europe, shutting down of the manufacturing plant in Europe for video and audio equipment business and closure and integration of manufacturing plants and sales offices in Japan for information and communications equipment business.

Total restructuring charges amounted to ¥57,742 million, including expenses associated with the implementation of early retirement programs of ¥52,666 million.

Home Appliances
Home Appliances segment restructured mainly to address rising raw material costs as well as to enhance cost competitiveness. The restructuring activities mainly consisted of the implementation of early retirement programs and closure and integration of locations in Japan, and shutting down of the manufacturing plant in Europe for home appliances business.

Total restructuring charges amounted to ¥8,288 million, including expenses associated with the implementation of early retirement programs of ¥6,970 million.

Components and Devices

Components and Devices segment restructured to address the downturn in components and devices industries, caused in part by price declines. The restructuring activities mainly consisted of the implementation of early retirement programs in electronic components business and batteries business and closure and integration of manufacturing locations in Japan for electronic components business.

Total restructuring charges amounted to ¥22,986 million, including expenses associated with the implementation of early retirement programs of ¥21,979 million.

MEW and PanaHome

MEW and PanaHome segment incurred restructuring charges in the amount of ¥1,783 million, mainly related to a reorganization conducted to eliminate duplication of product lines and corporate functions with other Matsushita companies.

JVC

JVC segment restructured to enhance competitiveness in global markets. The restructuring activities mainly consisted of closure and integration of locations in electronic components business.

Total restructuring charges amounted to ¥9,208 million, mainly representing expenses associated with the implementation of early retirement programs.

Other

Other segment restructured to strengthen competitiveness of sales companies. The restructuring activities mainly consisted of the implementation of early retirement programs in domestic and overseas sales companies.

Total restructuring charges amounted to ¥10,561 million, including expenses associated with the implementation of early retirement programs of ¥10,370 million.

The following represent significant restructuring activities for the year ended March 31, 2004 by business segment:

AVC Networks

AVC Networks segment restructured mainly to address price declines in digital products. The restructuring activities mainly consisted of the implementation of early retirement programs mainly in Japan for both video and audio equipment business and information and communications equipment business.

Total restructuring charges amounted to ¥4,187 million, representing expenses associated with the implementation of early retirement programs.

Home Appliances

Home Appliances segment restructured to enhance cost competitiveness. The restructuring activities consisted of the implementation of early retirement programs in Japan for refrigerator and air conditioner business.

Total restructuring charges amounted to ¥31,286 million, representing expenses associated with the implementation of early retirement programs.

Components and Devices

Components and Devices segment restructured to enhance cost competitiveness through selecting and concentrating on key business areas. The restructuring activities mainly consisted of the implementation of early retirement programs and closure and integration of business locations in Japan and shutting down of the manufacturing plant in Asia for motor business.

Total restructuring charges amounted to ¥14,700 million, including expenses associated with the closure and integration of locations of ¥8,305 million.

JVC

JVC segment restructured to enhance cost competitiveness.

Total restructuring charges amounted to ¥2,408 million, mainly representing expenses associated with the implementation of early retirement programs.

Other

Other segment incurred restructuring charges in the amount of ¥1,566 million for domestic sales companies.

17. Supplementary Information to the Statements of Income and Cash Flows

Research and development costs, advertising costs, shipping and handling costs and depreciation charged to income for the three years ended March 31, 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Research and development costs	**¥564,781**	¥615,524	¥579,230	**$4,827,188**
Advertising costs	**181,235**	174,604	146,046	**1,549,017**
Shipping and handling costs	**170,469**	166,404	141,570	**1,457,000**
Depreciation	**275,213**	287,400	253,762	**2,352,248**

Foreign exchange gains and losses included in other deductions for the years ended March 31, 2006, 2005 and 2004 is a loss of ¥13,475 million ($115,171 thousand), ¥7,542 million and ¥13,588 million, respectively.

Shipping and handling costs are included in selling, general and administrative expenses in the consolidated statements of income.

Included in other deductions for the year ended March 31, 2006 are claim expenses of ¥34,340 million ($293,504 thousand).

In fiscal 2006, 2005 and 2004, the Company sold, without recourse, trade accounts receivable of ¥193,974 million ($1,657,897 thousand), ¥48,578 million and ¥4,661 million to independent third parties for proceeds of ¥193,415 million ($1,653,119 thousand), ¥48,469 million and ¥4,657 million, and recorded losses on the sale of trade accounts receivable of ¥559 million ($4,778 thousand), ¥109 million and ¥4 million, respectively, which is included in selling, general and administrative expenses. The Company is responsible for servicing the receivables. Included in trade accounts receivable at March 31, 2006 is amount of ¥19,495 million ($166,624 thousand) scheduled to be sold without recourse to independent third parties.

In fiscal 2005, the Company sold, without recourse, loans receivable of ¥96,339 million to independent third parties for proceeds of ¥106,779 million, and recorded gains on the sale of loans receivable of ¥10,440 million, which is included in other income.

The sale of the receivables was accounted for under SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities."

Interest expenses and income taxes paid, and noncash investing and financing activities for the three years ended March 31, 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Cash paid:				
Interest	**¥21,853**	¥25,513	¥30,505	**$186,778**
Income taxes	**92,469**	99,951	65,121	**790,333**
Noncash investing and financing activities:				
Conversion of bonds	**20,330**	—	16,924	**173,761**
Stock provided under exchange offering	**—**	—	6,579	**—**
Contribution of assets and liabilities to associated companies	**—**	4,302	3,278	**—**

18. Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the three years ended March 31, 2006. Amounts included in accumulated other comprehensive income (loss) at March 31, 2006 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The contract amounts of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures at March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Forward:			
To sell foreign currencies	**¥404,383**	¥317,506	**$3,456,265**
To buy foreign currencies	**258,335**	200,705	**2,207,991**
Options purchased to sell foreign currencies	**25,885**	29,981	**221,239**
Variable-paying interest rate swaps	**15,000**	15,000	**128,205**
Cross currency swaps	**4,130**	16,879	**35,299**
Commodity futures:			
To sell commodity	**36,007**	31,978	**307,752**
To buy commodity	**93,061**	75,824	**795,393**

19. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term borrowings, Trade payables and Accrued expenses
The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term investments
The fair value of short-term investments is estimated based on quoted market prices.

Noncurrent receivables
The carrying amount which is generally stated at the net realizable value approximates fair value.

Investments and advances
The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt
The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments
The fair value of derivative financial instruments, all of which are used for hedging purposes, are estimated by obtaining quotes from brokers.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at March 31, 2006 and 2005 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:						
Assets:						
Short-term investments	¥ 56,753	¥ 56,753	¥ 11,978	¥ 11,978	$ 485,068	$ 485,068
Investments and advances	946,153	948,665	945,759	943,981	8,086,778	8,108,248
Liabilities:						
Long-term debt, including current portion	(439,123)	(437,547)	(732,907)	(742,737)	(3,753,188)	(3,739,718)
Derivatives:						
Other current assets:						
Forward:						
To sell foreign currencies	121	121	—	—	1,034	1,034
To buy foreign currencies	2,522	2,522	1,643	1,643	21,556	21,556
Options purchased to sell foreign currencies	132	132	61	61	1,128	1,128
Variable-paying interest rate swaps	14	14	84	84	120	120
Cross currency swaps	—	—	123	123	—	—
Commodity futures to buy commodity	43,674	43,674	12,554	12,554	373,282	373,282
Other current liabilities:						
Forward to sell foreign currencies	—	—	(3,122)	(3,122)	—	—
Cross currency swaps	(35)	(35)	—	—	(299)	(299)
Commodity futures to sell commodity	(7,401)	(7,401)	(2,832)	(2,832)	(63,256)	(63,256)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgements and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

20. Commitments and Contingent Liabilities

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies and customers. The guarantees for the employees are principally made for their housing loans. The guarantees for associated companies and customers are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. At March 31, 2006, the maximum amount of undiscounted payments the Company would have to make in the event of default is ¥17,444 million ($149,094 thousand). The carrying amount of the liabilities recognized for the Company's obligations as a guarantor under those guarantees at March 31, 2006 and 2005 was insignificant.

As discussed in Note 7, in connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At March 31, 2006, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is ¥40,152 million ($343,179 thousand). The carrying amount of the liabilities recognized for the Company's obligations as guarantors under those guarantees at March 31, 2006 and 2005 was insignificant.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The change in accrued warranty costs for the years ended March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Balance at beginning of year	**¥ 35,216**	¥ 30,720	**$ 300,991**
Increase due to acquisition (Note 3)	**—**	2,482	**—**
Liabilities accrued for warranties issued during the period	**50,206**	51,471	**429,112**
Warranty claims paid during the period	**(44,199)**	(44,209)	**(377,769)**
Changes in liabilities for pre-existing warranties during the period, including expirations	**(3,787)**	(5,248)	**(32,368)**
Balance at end of year	**¥ 37,436**	¥ 35,216	**$ 319,966**

At March 31, 2006, commitments outstanding for the purchase of property, plant and equipment approximated ¥50,160 million ($428,718 thousand). Contingent liabilities at March 31, 2006 for discounted export bills of exchange amounted to ¥535 million ($4,573 thousand).

Liabilities for environmental remediation costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. In January 2003, the Company announced that disposed electric equipment that contained polychlorinated biphenyls ("PCB equipment") might be buried in the ground of its four manufacturing facilities and one former manufacturing facility. The applicable laws require that PCB equipment be appropriately maintained and disposed of by July 2016. The Company has accrued estimated total cost of ¥12,953 million ($110,709 thousand) for necessary actions such as investigating whether the PCB equipment is buried at the facilities, including excavations, maintaining and disposing the PCB equipment that is already discovered, and soil remediation, since it represents management's best estimate or minimum of the cost, but the payments are not considered to be fixed and reliably determinable.

There are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company's consolidated financial statements.

21. Segment Information

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. "AVC Networks" includes video and audio equipment, and information and communications equipment. "Home Appliances" includes household equipment. "Components and Devices" includes electronic components, semiconductors, electric motors and batteries. "MEW and PanaHome" includes electrical supplies, electric products, building materials and equipment, and housing business. "JVC" includes products marketed under the brand name of JVC or Victor. "Other" includes electronic-parts-mounting machines, industrial robots and industrial equipment.

As discussed in Note 3, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, a new segment, "MEW and PanaHome," has been added to the Company's business segment classifications from fiscal 2005.

As a result of the business reorganization between "Home Appliances" and "MEW and PanaHome" on April 1, 2005, a domestic subsidiary, formerly included in "Home Appliances," has been transferred to "MEW and PanaHome." Accordingly, the information associated with the subsidiary is now recorded within "MEW and PanaHome," and information by segment for the year ended March 31, 2005 has been reclassified to conform with the presentation for the year ended March 31, 2006.

Information by segment for the three years ended March 31, 2006 is shown in the tables below:

By Business Segment:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Sales:				
AVC Networks:				
Customers	**¥ 3,894,274**	¥ 3,745,339	¥ 3,771,516	**$ 33,284,393**
Intersegment	**91,814**	113,442	68,752	**784,735**
Total	**3,986,088**	3,858,781	3,840,268	**34,069,128**
Home Appliances:				
Customers	**1,069,282**	1,102,795	1,174,138	**9,139,162**
Intersegment	**171,920**	126,973	49,052	**1,469,402**
Total	**1,241,202**	1,229,768	1,223,190	**10,608,564**
Components and Devices:				
Customers	**954,011**	1,006,893	1,073,108	**8,153,940**
Intersegment	**414,247**	462,114	586,564	**3,540,573**
Total	**1,368,258**	1,469,007	1,659,672	**11,694,513**
MEW and PanaHome:				
Customers	**1,695,949**	1,628,372	—	**14,495,291**
Intersegment	**51,258**	57,885	—	**438,102**
Total	**1,747,207**	1,686,257	—	**14,933,393**
JVC:				
Customers	**697,150**	721,391	802,650	**5,958,547**
Intersegment	**5,966**	8,818	16,349	**50,991**
Total	**703,116**	730,209	818,999	**6,009,538**
Other:				
Customers	**583,663**	508,846	658,332	**4,988,573**
Intersegment	**731,629**	518,277	290,396	**6,253,239**
Total	**1,315,292**	1,027,123	948,728	**11,241,812**
Eliminations	**(1,466,834)**	(1,287,509)	(1,011,113)	**(12,537,042)**
Consolidated total	**¥ 8,894,329**	¥ 8,713,636	¥ 7,479,744	**$ 76,019,906**

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Segment profit:				
AVC Networks	**¥ 190,885**	¥ 127,366	¥ 129,102	**$ 1,631,496**
Home Appliances	**77,135**	74,794	52,759	**659,274**
Components and Devices	**81,111**	57,761	50,099	**693,256**
MEW and PanaHome	**72,694**	66,761	—	**621,316**
JVC	**(5,782)**	9,887	24,675	**(49,419)**
Other	**62,225**	38,352	14,701	**531,838**
Corporate and eliminations	**(63,995)**	(66,427)	(75,844)	**(546,966)**
Total segment profit	**¥ 414,273**	¥ 308,494	¥ 195,492	**$ 3,540,795**
Interest income	**28,216**	19,490	19,564	**241,162**
Dividends received	**6,567**	5,383	5,475	**56,128**
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	**—**	31,509	72,228	**—**
Other income	**147,399**	82,819	59,544	**1,259,821**
Interest expense	**(21,686)**	(22,827)	(27,744)	**(185,350)**
Goodwill impairment	**(50,050)**	(3,559)	—	**(427,778)**
Other deductions	**(153,407)**	(174,396)	(153,737)	**(1,311,171)**
Consolidated income before income taxes	**¥ 371,312**	¥ 246,913	¥ 170,822	**$ 3,173,607**
Identifiable assets:				
AVC Networks	**¥2,276,573**	¥2,205,663	¥2,090,130	**$19,457,889**
Home Appliances	**637,935**	618,156	701,143	**5,452,436**
Components and Devices	**966,684**	930,315	1,157,984	**8,262,256**
MEW and PanaHome	**1,371,405**	1,384,695	—	**11,721,410**
JVC	**438,456**	483,867	503,943	**3,747,487**
Other	**503,798**	883,706	754,117	**4,305,966**
Corporate and eliminations	**1,769,789**	1,550,479	2,230,695	**15,126,402**
Consolidated total	**¥7,964,640**	¥8,056,881	¥7,438,012	**$68,073,846**
Depreciation (including intangibles other than goodwill):				
AVC Networks	**¥ 76,136**	¥ 88,550	¥ 85,085	**$ 650,735**
Home Appliances	**29,633**	31,785	31,674	**253,273**
Components and Devices	**88,717**	96,659	103,898	**758,265**
MEW and PanaHome	**46,575**	50,582	—	**398,077**
JVC	**17,759**	15,985	16,339	**151,786**
Other	**38,253**	30,329	28,954	**326,949**
Corporate and eliminations	**12,058**	11,079	11,601	**103,060**
Consolidated total	**¥ 309,131**	¥ 324,969	¥ 277,551	**$ 2,642,145**
Capital investment (including intangibles other than goodwill):				
AVC Networks	**¥ 126,815**	¥ 103,340	¥ 80,543	**$ 1,083,889**
Home Appliances	**44,869**	36,041	26,268	**383,496**
Components and Devices	**124,219**	126,826	142,540	**1,061,701**
MEW and PanaHome	**44,849**	32,989	—	**383,325**
JVC	**16,994**	23,045	17,735	**145,248**
Other	**12,092**	74,570	28,298	**103,350**
Corporate and eliminations	**16,688**	14,286	21,376	**142,632**
Consolidated total	**¥ 386,526**	¥ 411,097	¥ 316,760	**$ 3,303,641**

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Corporate assets consist of cash and cash equivalents, time deposits, marketable securities in short-term investments, investments and advances and other assets related to unallocated expenses.

Intangibles mainly represent patents and software.

By Geographical Area:

Sales attributed to countries based upon the customer's location and property, plant and equipment are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Sales:				
Japan	**¥4,611,440**	¥4,580,555	¥3,477,492	**$39,414,017**
North and South America	**1,387,424**	1,282,956	1,326,940	**11,858,325**
Europe	**1,113,556**	1,122,493	1,080,143	**9,517,573**
Asia and Others	**1,781,909**	1,727,632	1,595,169	**15,229,991**
Consolidated total	**¥8,894,329**	¥8,713,636	¥7,479,744	**$76,019,906**
United States of America included in North and South America	**¥1,206,357**	¥1,127,412	¥1,184,446	**$10,310,744**
Property, plant and equipment:				
Japan	**¥1,201,266**	¥1,272,839	¥ 889,108	**$10,267,231**
North and South America	**58,003**	59,230	56,846	**495,752**
Europe	**66,084**	64,883	48,643	**564,820**
Asia and Others	**306,986**	261,128	214,905	**2,623,812**
Consolidated total	**¥1,632,339**	¥1,658,080	¥1,209,502	**$13,951,615**
United States of America included in North and South America	**¥ 48,923**	¥ 51,732	¥ 50,225	**$ 418,145**

There are no individually material countries of which sales and property, plant and equipment should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America. Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the three years ended March 31, 2006.

The following information shows sales, geographical profit and identifiable assets which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the three years ended March 31, 2006. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	**2006**
Sales:				
Japan:				
Customers	**¥ 4,945,802**	¥ 5,033,645	¥ 3,989,576	**$ 42,271,812**
Intersegment	**1,944,537**	1,586,407	1,521,459	**16,619,974**
Total	**6,890,339**	6,620,052	5,511,035	**58,891,786**
North and South America:				
Customers	**1,340,352**	1,248,012	1,271,914	**11,456,000**
Intersegment	**26,185**	23,605	25,269	**223,803**
Total	**1,366,537**	1,271,617	1,297,183	**11,679,803**
Europe:				
Customers	**1,067,306**	1,046,159	1,014,687	**9,122,273**
Intersegment	**20,361**	26,405	12,648	**174,026**
Total	**1,087,667**	1,072,564	1,027,335	**9,296,299**
Asia and Others:				
Customers	**1,540,869**	1,385,820	1,203,567	**13,169,821**
Intersegment	**1,175,492**	1,059,178	972,843	**10,046,940**
Total	**2,716,361**	2,444,998	2,176,410	**23,216,761**
Eliminations	**(3,166,575)**	(2,695,595)	(2,532,219)	**(27,064,743)**
Consolidated total	**¥ 8,894,329**	¥ 8,713,636	¥ 7,479,744	**$ 76,019,906**
Geographical profit:				
Japan	**¥ 374,129**	¥ 262,063	¥ 131,796	**$ 3,197,684**
North and South America	**16,773**	20,834	23,258	**143,359**
Europe	**4,511**	7,393	16,325	**38,556**
Asia and Others	**81,337**	75,324	89,706	**695,188**
Corporate and eliminations	**(62,477)**	(57,120)	(65,593)	**(533,992)**
Consolidated total	**¥ 414,273**	¥ 308,494	¥ 195,492	**$ 3,540,795**
Identifiable assets:				
Japan	**¥ 4,442,776**	¥ 5,055,700	¥ 3,887,504	**$ 37,972,444**
North and South America	**443,432**	402,155	411,615	**3,790,017**
Europe	**412,948**	379,571	308,687	**3,529,470**
Asia and Others	**1,235,438**	995,785	858,238	**10,559,299**
Corporate and eliminations	**1,430,046**	1,223,670	1,971,968	**12,222,616**
Consolidated total	**¥ 7,964,640**	¥ 8,056,881	¥ 7,438,012	**$ 68,073,846**

22. Subsequent Event

On April 28, 2006, the Board of Directors approved plans to proactively provide returns to shareholders and continue the policy toward large-scale purchases of the Company's shares, with the aim of implementing its policy of shareholder-oriented management.

Specifically, the Company plans to increase total cash dividends per share for fiscal 2007, ending March 31, 2007, to ¥30.00 ($0.26), compared with fiscal 2006 cash dividends of ¥20.00 ($0.17) per share. Regarding share repurchases, the Company plans to repurchase up to 50 million shares of its own stock for a maximum of ¥100 billion ($855 million).

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of the Company's shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to continue its policy toward large-scale purchasers who intend to acquire 20% or more of all voting rights of the Company. This policy requires that (i) a large-scale purchaser provides sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders.

On April 28, 2006, the Company announced the details regarding the Enhancement of Shareholder Value (ESV plan) entitled "Matsushita Announces Continuation of Policy toward Large-scale Purchases of the Company's Shares."

Report of Independent Registered Public Accounting Firm

KPMG

The Board of Directors
Matsushita Electric Industrial Co., Ltd.

We have audited the accompanying consolidated balance sheets (expressed in yen) of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Matsushita Electric Industrial Co., Ltd. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 2 of the notes to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
May 10, 2006

Principal Production Divisions and Subsidiaries

(As of April 1, 2006)

Principal Production Divisions

Panasonic AVC Networks Company
Panasonic Automotive Systems Company
Panasonic System Solutions Company
Matsushita Home Appliances Company
Healthcare Business Company
Lighting Company
Semiconductor Company
Motor Company

Principal Domestic Subsidiaries

Matsushita Electric Works, Ltd.
Victor Company of Japan, Ltd.
Panasonic Communications Co., Ltd.
PanaHome Corporation
Panasonic Electronic Devices Co., Ltd.
Panasonic Mobile Communications Co., Ltd.
Matsushita Plasma Display Panel Co., Ltd.
Panasonic Factory Solutions Co., Ltd.
Matsushita Ecology Systems Co., Ltd.
Matsushita Refrigeration Company
Matsushita Battery Industrial Co., Ltd.
Panasonic Shikoku Electronics Co., Ltd.

Principal Overseas Subsidiaries

Panasonic Corporation of North America
Panasonic Europe Ltd.
Panasonic AVC Networks Czech, s.r.o.
Panasonic Asia Pacific Pte. Ltd.
Panasonic AVC Networks Singapore Pte. Ltd.
Panasonic Communications Philippines Corporation
Panasonic Taiwan Co., Ltd.
Panasonic Corporation of China
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.

Note: Matsushita's consolidated financial statements as of March 31, 2006 comprise the accounts of 638 companies throughout the world.

Investor Information

(As of April 1, 2006)

Corporate Headquarters
Investor Relations Office

Matsushita Electric Industrial Co., Ltd.
Investor Relations Office
1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
Phone: +81-6-6908-1121
Web sites:
English : http://ir-site.panasonic.com/
Japanese : http://ir-site.panasonic.com/jp/

Tokyo Investor Relations Office

Matsushita Electric Industrial Co., Ltd.
Tokyo Investor Relations Office
1-2, 1-chome, Shiba-Koen, Minato-ku, Tokyo 105-8581, Japan
Phone: +81-3-3437-1121

U.S. Investor Relations Office

Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, NY 10020-2002, U.S.A.
Phone: +1-212-698-1365

European Investor Relations Office

Panasonic Finance (Europe) plc
10 Finsbury Square, London, EC2A 1AD, U.K.
Phone: +44-20-7562-4400

Japanese Stock Exchange Listings

Tokyo, Osaka and Nagoya stock exchanges

Overseas Stock Exchange Listings

New York, Euronext Amsterdam* and Frankfurt* stock exchanges

*Matsushita delisted its shares from the Amsterdam Stock Exchange in June 2006, and plans to complete delisting procedures for the Frankfurt Stock Exchange in August 2006.

Number of Shares Issued *(as of March 31, 2006)*

2,453,053,497
(Including 243,521,506 shares held by Matsushita)

Number of Shareholders *(as of March 31, 2006)*

252,239

Transfer Agent for Common Stock

The Sumitomo Trust & Banking Co., Ltd.
5-33, Kitahama, 4-chome, Chuo-ku, Osaka-shi,
Osaka 540-8639, Japan
Phone: +81-6-6220-2121

Depositary and Transfer Agent for American Depositary Receipts (ADRs)

JPMorgan Chase Bank, N.A.
4 New York Plaza, New York, NY 10004, U.S.A.

Corporate Bonds

0.87% Bonds due March 20, 2007
1.64% Bonds due December 20, 2011

Fiscal Agent:
Sumitomo Mitsui Banking Corporation
6-5, 4-chome, Kitahama, Chuo-ku, Osaka-shi,
Osaka 541-0041, Japan
Phone: +81-6-6227-2120

Selected Financial Data

(Years ended March 31, 2005 and 2006)



Billions of yen
%
2,400
2,300
2,200
2,100
2,000
1,900
1,800
1,700
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
Net sales
Income before income taxes/Net sales
1st quarter
2nd quarter
3rd quarter
4th quarter
1st quarter
2nd quarter
3rd quarter
4th quarter
2005
2006

(Millions of yen, except per share information)

Net sales	¥2,102,027	¥2,216,510	¥2,296,525	¥2,098,574	¥2,048,161	¥2,211,052	¥2,398,420	¥2,236,696
Income before income taxes	80,462	56,811	83,090	26,550	66,194	87,917	126,089	91,112
Net income (loss)	32,818	23,361	35,570	(33,268)	33,443	30,964	49,269	40,734
Net income (loss) per share, diluted	¥ 14.16	¥ 10.10	¥ 15.56	¥ (14.71)	¥ 14.87	¥ 13.94	¥ 22.29	¥ 18.43

Note: Quarterly financial data is unaudited and has not been reviewed under Statements on Auditing Standards No. 100 "Interim Financial Information," by Matsushita's independent registered public accounting firm.

Major Shareholders *(As of March 31, 2006)*

Name	Share ownership (in thousands of shares)	Percentage of total issued shares (%)
Moxley & Co.	183,031	7.46
The Master Trust Bank of Japan, Ltd. (trust account)	140,727	5.73
Japan Trustee Services Bank, Ltd. (trust account)	128,742	5.24
Nippon Life Insurance Co.	67,000	2.73
Sumitomo Mitsui Banking Corporation	65,425	2.66
Sumitomo Life Insurance Co.	50,212	2.04
State Street Bank and Trust Co. 505103	36,352	1.48
State Street Bank and Trust Co.	35,817	1.46
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	34,617	1.41

Notes: 1. Matsushita holds 243,522 thousand shares of its own common stock.
2. Holdings of less than 1,000 shares have been omitted.

Breakdown of Issued Shares by Type of Shareholders

(As of March 31, 2006)



Treasury Stock
9.9%
Individuals and Others
19.9%
Other Corporations
4.6%
Financial Institutions
36.3%
Overseas Investors
29.3%

Quarterly Common Stock Price Range *(Tokyo Stock Exchange)*



Yen
(Calendar years)
3,500
3,000
2,500
2,000
1,500
1,000
500
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
High	2,800	1,826	1,590	1,694	2,515	2,650
Low	1,398	1,115	860	1,372	1,485	2,285

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